                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration no. 333-79177

                                  $90,000,000

                         STANDARD MOTOR PRODUCTS, INC.

              6 3/4% Convertible Subordinated Debentures due 2009

                               ------------------

     You may convert the Convertible Debentures into shares of Standard Motor Products' common stock prior to their maturity or redemption by Standard Motor Products. If you convert the Convertible Debentures into shares of Standard Motor Products common stock, you will receive 31.0680 shares for each $1,000 of Convertible Debentures that you convert (equivalent to a conversion price of approximately $32.19 per share). The number of shares of Standard Motor Products' common stock to be issued upon conversion is subject to certain adjustments which are described in more detail under "Description of Convertible Debentures."

     Standard Motor Products' common stock is listed on the New York Stock Exchange under the symbol "SMP." On July 20, 1999, the common stock closed at $25.75 per share.

     You will earn interest at an annual rate of 6 3/4% for so long as you own the Convertible Debentures. Standard Motor Products will pay you interest every six months on January 15 and July 15. The Convertible Debentures will mature on July 15, 2009. Standard Motor Products may, at its option, redeem some or all of the Convertible Debentures at any time on or after July 15, 2004, at the prices listed under "Description of Convertible Debentures." Upon certain specific kinds of change of control events relating to Standard Motor Products, Standard Motor Products will be required to make an offer to purchase the Convertible Debentures from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any.

     The Convertible Debentures are subordinated in right of payment to all of Standard Motor Products' existing and future senior indebtedness.

     See "Risk Factors" beginning on page 10 to read about certain factors you should consider before buying any of the Convertible Debentures.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Debenture        Total
                                                              -------------        -----
Initial public offering price...............................     100.000%      $90,000,000.00
Underwriting discount.......................................       3.125%      $ 2,812,500.00
Proceeds, before expenses, to Standard Motor Products.......      96.875%      $87,187,500.00

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Convertible Debentures will accrue from July 26, 1999 and must be paid by the purchaser if the Convertible Debentures are delivered after July 26, 1999.

     The underwriters may, under certain circumstances, purchase up to an additional $10,000,000 principal amount of Convertible Debentures.

                               ------------------

     The underwriters expect to deliver the Convertible Debentures in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on July 26, 1999.

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
                               ------------------
                        Prospectus dated July 20, 1999.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To better understand the offering, you should carefully review this entire document and the documents we have referred you to. In this Prospectus, the words "we," "our," "ours," and "us" refer only to Standard Motor Products, Inc. and its subsidiaries and not to any of the underwriters, the words "the Company" refer only to Standard Motor Products, Inc. and not to any of its subsidiaries.

                                  THE COMPANY

     Standard Motor Products is a leading independent manufacturer and distributor of replacement parts for motor vehicles. We are organized into two divisions, each focused on a specific type of replacement part: (1) Engine Management (ignition and emission parts, fuel system parts and wire and cable) and (2) Temperature Control (compressors, other air conditioning parts and heating parts). We sell our products primarily to warehouse distributors and large auto parts retail chains. In 1998, our customers included most of the top warehouse distributors and all of the leading auto parts retail chains. Our customers include Advance Auto Parts, AutoZone, Carquest and NAPA Auto Parts. We distribute parts under our own brand names, such as Standard, Blue Streak and Four Seasons, and also under private labels for our key customers such as Advance Auto Parts, Carquest and NAPA Auto Parts.

     In 1998, our net sales were $649 million and our operating income was $44 million. Over the past three years, our net sales have grown at a compound annual rate of 13% and our operating income has grown at a compound annual rate of 14%. This strong performance has continued in 1999, as first quarter revenues were 40% higher than the comparable quarter in 1998. Excluding revenues from acquisitions, net sales increased 12% during the three months ended March 31, 1999, compared to the three months ended March 31, 1998. The following charts set forth our net sales by manufacturing division, geographic region and customer group as a percentage of total net sales for the year ended December 31, 1998.

                             [NET SALES PIE CHARTS]

               [Three net sales pie charts are set forth in the Prospectus. The first pie chart is entitled "1998 Net Sales by Manufacturing Division." It indicates that engine management products make up
          54% of our net sales, and temperature control products make up
          46% of our net sales. The second pie chart is entitled "1998
          Net Sales by Geographic Region." It indicates that the 90% of our net sales are to customers in the United States, 4% are to customers in Canada, and 6% are to customers in the rest of the world. The third pie chart is entitled "1998 Net Sales by Customer Group." It indicates that warehouse distributors make up 82% of our net sales and retail makes up 18% of our net sales.]

     We believe the key elements that have led to our success are as follows:

             - SHARPENED BUSINESS FOCUS. Beginning in mid-1997, we implemented a restructuring program to focus on our strong core businesses of Engine Management and Temperature Control. We exited our unprofitable and non-strategic brake, service line and fuel pump businesses. We acquired the temperature control business of Cooper Industries and made several other strategic acquisitions. In sum, from mid-1997 to mid-1998, we repositioned approximately 30% of our revenue base. We believe this strategy of developing critical mass in two core businesses has allowed us to improve our cost position, to access new markets and to focus our engineering development efforts.

             - CONTINUED SUBSTANTIAL MARKET SHARE. Following the restructuring, our two divisions have substantial market shares in their respective product lines. In Engine Management, we have more than 30% of the North American aftermarket and we believe that we are the number one manufacturer serving this market. In Temperature Control, we have more than 50% of the North American aftermarket and are the number one manufacturer serving this market. Our significant market position allows us to maximize our production and distribution efficiencies and to leverage access to our customer base.

             - IMPROVED OPERATING AND FINANCIAL PERFORMANCE. In late 1997, we adopted Economic Value Added (EVA(R)) as our primary financial measurement for evaluating investments and for determining incentive compensation. Since adopting EVA, our operating margin improved from 1.7% in 1997 to 6.8% in 1998. Our return on average stockholders' equity improved from a loss in 1997 to 11.4% in 1998. Our management places significant emphasis on improving our financial performance, achieving operating efficiencies and improving asset utilization.

             - EXPANDED CHANNEL BREADTH. We have greatly expanded our coverage of the channels of distribution in North America since the early 1990's, when we focused primarily on wholesale distributors. Today we ship products to all channels of distribution, including wholesale distributors, retail chains, service chains and original equipment dealer service. The most dramatic expansion has been in the growing retail segment. In 1992, we sold approximately $12 million to retailers (representing 3% of net sales from continuing operations for that year) and in 1998 we sold approximately $119 million to retailers (representing 18% of net sales from continuing operations for that year). We believe that the breadth of our distribution channel coverage positions us to take advantage of any future shifts in market distribution channels.

COMPANY STRATEGY

     Our goal is to drive revenue and earnings growth by providing high quality, low cost replacement parts in the engine management and temperature control automotive aftermarkets.

     The key elements of our strategy are as follows:

             - MAINTAIN TECHNOLOGICAL LEADERSHIP. We are committed to investing the resources necessary to maintain our technological leadership in emerging aftermarket product areas such as computer-controlled engine management systems, distributorless ignition systems, sensors and fuel injection parts.

             - EXPAND INTERNATIONAL PRESENCE. We have developed a base for European expansion through four acquisitions and internal growth, and we intend to capitalize on what we believe to be major opportunities to broaden our international sales.

             - BROADEN CUSTOMER BASE. We intend to continue efforts to market our products more broadly to certain repair chains, original equipment vehicle manufacturers for dealer service and other aftermarket parts manufacturers.

             - DEVELOP NEW PRODUCT LINES AND PRODUCT LINE EXTENSIONS. We intend to continue to expand the range of engine management and temperature control products we offer our customers through a combination of internal development and selective acquisitions.

             - IMPROVE OPERATING EFFICIENCY AND COST POSITION. We intend to continue to improve our operating efficiency and cost position, by:

             -- increasing cost-effective vertical integration,

             -- focusing on efficient inventory management,

             -- adopting company-wide programs geared toward manufacturing and distribution efficiency, and

             -- implementing company-wide overhead (operating expense) cost reductions.

RECENT EVENTS

     In January 1999, we acquired 85% of the stock of Webcon UK Limited and, through our United Kingdom joint venture Blue Streak Europe Limited, 87.2% of the stock of Webcon's affiliate, Injection Correction UK Limited, for $3.5 million in cash. Both Webcon UK Limited and Injection Correction UK Limited are United Kingdom-based producers and distributors of fuel system and ignition parts. In April 1999, we acquired Lemark Auto Accessories Limited, a United Kingdom-based manufacturer and distributor primarily of ignition wire and other engine management products for $2.0 million in cash. These manufacturers and distributors of engine management products will be consolidated with our existing European operations. These transactions reflect our strategy to expand in Europe.

     In February 1999, we acquired 100% of the stock of Eaglemotive Corporation for approximately $13.4 million in cash. Eaglemotive manufactures and distributes fan clutches and oil coolers, and will be consolidated with our existing Hayden business which produces similar products.

     Standard Motor Products was founded in 1919 and our common stock is traded on the New York Stock Exchange under the symbol "SMP". On July 20, 1999, our common stock closed at $25.75 per share.

     Standard Motor Products is a New York corporation. Our corporate headquarters are located at 37-18 Northern Blvd., Long Island City, NY 11101. Our telephone number is (718) 392-0200. Our website is located at http://www.smpcorp.com. Information contained on our website is not a part of this Prospectus.

                                  THE OFFERING

SECURITIES OFFERED............   We are offering a total of $90,000,000 in
                                 principal amount of 6 3/4% Convertible
                                 Debentures.

ADDITIONAL SECURITIES.........   We have granted the Underwriters an option for
                                 30 days to purchase up to an additional
                                 $10,000,000 in principal amount of Convertible
                                 Debentures to cover over-allotments. See
                                 "Underwriting."

ISSUE PRICE...................   We are offering the Convertible Debentures for
                                 $1,000 per Convertible Debenture purchased.

MATURITY......................   July 15, 2009.

INTEREST......................   We will pay interest on the Convertible
                                 Debentures at an annual rate of 6 3/4%.

INTEREST PAYMENT DATES........   We will pay the interest due on the Convertible
                                 Debentures every six months on January 15 and July 15. We will make the first payment on January 15, 2000.

CONVERSION RIGHTS.............   You may convert the Convertible Debentures into
                                 shares of our common stock. If you convert the Convertible Debentures into shares of our common stock, you will receive 31.0680 shares for each $1,000 of Convertible Debentures that you convert (equivalent to a conversion price of approximately $32.19 per share). The number of shares of our common stock to be issued upon conversion is subject to certain adjustments which are described in more detail under "Description of Convertible Debentures" under the subheading "Conversion Rights."

SUBORDINATION.................   The Convertible Debentures:

                                      - are subordinated to all of the Company's
                                        existing debts and future indebtedness,
                                        except trade payables and indebtedness
                                        that expressly provides that it ranks
                                        equal or subordinate in right of payment to the Convertible Debentures (assuming that the Company had completed this offering on March 31, 1999 and applied the net proceeds from the offering as contemplated under "Use of Proceeds", the Company would have had approximately $156 million of senior debt, excluding trade payables, outstanding); and

                                      - are also effectively subordinated to all
                                        of the existing debts and future
                                        indebtedness of the Company's
                                        subsidiaries, including trade payables
                                        (assuming that we had completed this
                                        offering on March 31, 1999 and applied
                                        the net proceeds from the offering as
                                        contemplated under "Use of Proceeds",
                                        these subsidiaries would have had
                                        approximately $30 million of debt and
                                        other liabilities, including trade
                                        payables of approximately $10 million,
                                        outstanding).

                                 See "Description of Convertible Debentures -- Subordination."

OPTIONAL REDEMPTION...........   We may, at our option, redeem some or all of
                                 the Convertible Debentures at any time on or after

                                 July 15, 2004, at the prices listed under "Description of Convertible
                                 Debentures -- Optional Redemption," plus any interest that is accrued to the date we redeem the Convertible Debentures. See "Description of Convertible Debentures -- Optional Redemption."

REPURCHASE AT OPTION OF
HOLDERS UPON A CHANGE OF
  CONTROL.....................   Upon certain specified kinds of change of
                                 control events relating to Standard Motor
                                 Products, we are required to make an offer to purchase the Convertible Debentures from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest, if any. See
                                 "Description of Convertible
                                 Debentures -- Repurchase at Option of Holders
                                 Upon a Change of Control."

USE OF PROCEEDS...............   We intend to use the proceeds from this
                                 offering to repay certain borrowings, to repurchase shares of our common stock for use in connection with our employee benefit plans, and for general corporate purposes, including acquisitions. Any proceeds derived from the exercise of the Underwriters' over-allotment option will be used for general corporate purposes. See "Use of Proceeds."

COMMON STOCK..................   Our common stock is listed on the New York
                                 Stock Exchange under the symbol "SMP."

                                  RISK FACTORS

     See "Risk Factors" immediately following this summary for a discussion of certain factors that you should consider in connection with your investment in the Convertible Debentures.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)

                                                     THREE MONTHS
                                                    ENDED MARCH 31,        YEARS ENDED DECEMBER 31,
                                                  -------------------   -------------------------------
                                                    1999       1998       1998     1997(1)       1996
                                                  --------   --------   --------   --------    --------
STATEMENT OF OPERATIONS DATA:
Net sales.......................................  $176,789   $126,045   $649,420   $559,823    $513,407
Gross profit....................................    53,220     43,790    205,622    179,488     178,295
Operating income................................     8,788      6,285     43,931      9,455      44,734
Earnings from continuing operations before
  interest, taxes and minority interest.........     8,475      6,517     42,509     10,453      46,444
Earnings (loss) from continuing operations......     3,648      2,653     22,257     (1,620)     23,866
Loss from discontinued operations...............        --         --         --    (32,904)     (9,208)
Net earnings (loss).............................     3,648      2,653     22,257    (34,524)     14,658
Ratio of earnings to fixed charges(2)...........       2.2x       1.8x       2.3x        --         3.2x
PER SHARE DATA:
Net earnings (loss) from continuing operations
  per common share:
  Basic.........................................  $   0.28   $   0.20   $   1.70   $  (0.12)   $   1.82
  Diluted.......................................      0.28       0.20       1.69      (0.12)       1.82
Net earnings (loss) per common share:
  Basic.........................................  $   0.28   $   0.20   $   1.70   $  (2.63)   $   1.12
  Diluted.......................................      0.28       0.20       1.69      (2.63)       1.12
OTHER OPERATING DATA:
EBITDA(3).......................................  $ 12,948   $ 10,460   $ 58,426   $ 25,225    $ 59,234
EBITDA margin(4)................................       7.3%       8.4%       9.0%       4.5%       11.5%
Depreciation and amortization(5)................  $  4,473   $  3,943   $ 15,917   $ 14,772    $ 12,790
Capital expenditures............................     3,764      1,709     15,325     15,597      21,389
Dividends.......................................     1,051         --      2,092      4,197       4,260
CASH FLOW DATA:
Cash provided by (used in):
  Operating activities..........................  $(58,171)  $ (6,099)  $108,711   $ 71,692    $(21,153)
  Investing activities..........................   (19,263)    (1,709)   (21,812)   (31,910)    (60,360)
  Financing activities..........................    55,018     (1,541)   (80,141)   (27,352)     75,447

                                                                 AS OF MARCH 31, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(6)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  1,266       $ 35,853
Working capital.............................................   166,166        211,008
Total assets................................................   610,177        653,370
Long-term debt, excluding current portion...................   123,091        181,984
Stockholders' equity........................................   209,496        204,323

---------------
(1) The results for the year ended December 31, 1997 were negatively impacted by several items, including an increase of $10.5 million in bad debt expense from continuing operations as a result of a bankruptcy filing by our customer, A.P.S., Inc., a $3.0 million provision for severance payments related to a reduction in the workforce, and $27.0 million of estimated losses associated with the divestitures of our discontinued Brake and Service Line divisions.

(2) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income or loss from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense). As a result of the loss incurred in 1997, fixed charges exceeded earnings available for fixed charges by $4.0 million.

(3) EBITDA is defined as earnings or loss from continuing operations before interest expense, minority interest, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income or net earnings or loss for purposes of analyzing our operating performance or financial position. EBITDA is not necessarily comparable to similarly titled measures for other companies.

(4) EBITDA margin represents EBITDA as a percentage of net sales.

(5) Represents depreciation and amortization from continuing operations.

(6) Adjusted to give effect to $86.7 million of net proceeds from the sale of the Convertible Debentures we are offering and our initial application of the net proceeds from the sale.

                                  RISK FACTORS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, in particular, the statements about our plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Prospectus are set forth below and elsewhere in this Prospectus. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS

     We have now and, after the offering, will continue to have a significant amount of indebtedness. The following chart shows certain important credit statistics and is presented assuming we had completed this offering as of the date, or at the beginning of the period, specified below and applied the proceeds as intended:

                                                              AT MARCH 31, 1999
                                                              -----------------
                                                               (IN THOUSANDS)
Total indebtedness..........................................      $265,753
Stockholders' equity........................................      $204,323
Debt to equity ratio........................................         1.30x

                                                            THREE MONTHS ENDED
                                                              MARCH 31, 1999
                                                            ------------------
Ratio of earnings to fixed charges........................         1.4x

     The actual ratio of earnings to fixed charges for the three months ended March 31, 1999 was 2.2x.

     Our indebtedness could have important consequences to you. For example, it could:

        - increase our vulnerability to general adverse economic and industry conditions;

        - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and other general corporate requirements;

        - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

        - place us at a competitive disadvantage compared to those of our competitors who have less debt;

        - limit our ability to pay dividends;

        - limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

        - make it more difficult for us to complete additional acquisitions.

WE MAY INCUR MORE INDEBTEDNESS IN THE FUTURE

     We may have to incur substantial additional indebtedness in the future. At July 8, 1999, our credit facilities permitted borrowings of approximately $114 million, of which $84 million was in use, leaving $30 million available as additional borrowings. All of those borrowings would be senior to the Convertible Debentures. If new debt is added to our current debt levels, the related risks that we now face could intensify. See "Capitalization," "Selected Consolidated Financial Data" and "Description of Convertible
Debentures -- Repurchase at Option of Holders Upon a Change of Control."

WE WILL HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS AND MAY NEED TO REFINANCE ALL OR A PORTION OF OUR DEBT

     Our ability to make payments on our indebtedness, including the Convertible Debentures, and to fund planned capital expenditures, product development efforts and acquisitions will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facilities, will be adequate to meet our future liquidity needs and service our debt requirements for at least the next 12 months. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements. If we are unable to service our debt, we will be forced to adopt an alternative strategy that may include actions such as:

        - delaying or forgoing acquisitions,

        - reducing capital expenditures,

        - selling assets,

        - reducing or delaying dividends,

        - restructuring or refinancing our indebtedness, or

        - seeking additional equity capital.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Convertible Debentures, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Convertible Debentures, at or before maturity. If we need to refinance our debt, we cannot assure you that we will be able to refinance the debt on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE CONVERTIBLE DEBENTURES WILL BE SUBORDINATED TO ALL OF THE COMPANY'S EXISTING SENIOR INDEBTEDNESS AND MAY BE SUBORDINATE TO FUTURE SENIOR INDEBTEDNESS

     The Convertible Debentures rank behind all of the Company's existing indebtedness and all of the Company's future borrowings, except trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the Convertible Debentures. As a result, upon any distribution to the Company's creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property, the holders of the Company's senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Convertible Debentures.

     In addition, all payments on the Convertible Debentures will be blocked in the event of a payment default on senior debt, and may be blocked in the event of certain non-payment defaults on senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company, holders of the Convertible Debentures will participate with all other holders of the Company's subordinated indebtedness in the assets remaining after the Company has paid all of the senior debt. In any of these cases, the Company may not have sufficient funds to pay all of its creditors and holders of Convertible Debentures may receive less, ratably, than the holders of senior debt.

     Assuming the Company had completed this offering on March 31, 1999, the Convertible Debentures would have been subordinated to approximately $156 million of senior debt and approximately $54 million would have been available for borrowing as additional senior debt under our credit facilities. The Company will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the Indenture. As a result of our business being seasonal, at times our borrowings may increase. At July 8, 1999 the Company had available to it borrowings in the amount of $30 million under its credit facilities.

THE CONVERTIBLE DEBENTURES WILL BE EFFECTIVELY SUBORDINATED TO THE OUTSTANDING INDEBTEDNESS AND OTHER LIABILITIES OF THE COMPANY'S SUBSIDIARIES

     Holders of indebtedness of, and trade creditors of, the Company's subsidiaries would generally be entitled to payment of their claims from the assets of the affected subsidiaries before such assets were made available for distribution to the Company. In the event of a bankruptcy, liquidation or reorganization of one of the Company's subsidiaries, holders of any of such subsidiary's indebtedness will have a claim to the assets of the subsidiary that is prior to the Company's interest in those assets.

     Assuming we had completed this offering on March 31, 1999, the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries (including trade payables of approximately $10 million) would have been approximately $30 million and approximately $2 million would have been available to the Company's subsidiaries for additional borrowing under their credit facilities. If any subsidiary indebtedness were to be accelerated, there can be no assurance that the assets of such subsidiary would be sufficient to repay such indebtedness or that the Company's assets and the assets of the Company's other subsidiaries would be sufficient to repay in full the Company's indebtedness, including the Convertible Debentures.

OUR BUSINESS IS DEPENDENT ON THE AUTOMOTIVE INDUSTRY, WHICH IS CYCLICAL

     Our business is dependent upon sales of the automotive industry, which creates the total number of vehicles available for repair. This industry is cyclical and has historically experienced periodic downturns. These downturns are difficult to predict and historically have not had an immediate impact on the aftermarket. The primary market for replacement parts is vehicles that have been on the road for at least five years. A protracted downturn in the automotive industry could, however, impact the performance of the aftermarket parts industry in general and our performance in particular. Our future performance may be adversely affected by automotive industry downturns.

THE MARKET FOR REPLACEMENT PARTS IS EXPECTED TO EXPERIENCE MINIMAL GROWTH OVER THE NEXT FEW YEARS

     The replacement parts market is expected to have minimal growth over the next few years. The size of the replacement parts market depends, in part, upon the average age and number of cars on the road and the number of miles driven per year. These factors are exhibiting minimal growth. The replacement parts market also has been negatively impacted by the fact that the quality of today's automotive vehicles and their component parts has improved, thereby lengthening the repair cycle. See "Industry -- Factors Influencing the Automotive Aftermarket -- New Cars Are Being Made Better and Have Longer Warranties."

OUR BUSINESS IS SEASONAL AND SUBJECT TO SUBSTANTIAL QUARTERLY FLUCTUATIONS

     Historically, our operating results have fluctuated by quarter, with the greatest sales occurring in the second and third quarters of the year. It is in these quarters that demand for our products is typically the highest; thus, it is in these quarters that a high volume of our products are shipped to customers, with revenues being recognized at the time of shipment. As a result, we experience significant variability in our quarterly results. We anticipate that these quarterly fluctuations will become more pronounced as a result of the divestiture of our brake business to Cooper Industries and the expansion of our seasonal air conditioning parts business, through our acquisition of the temperature control business of Cooper Industries.

     In addition to the seasonal nature of our business, the following factors, among others, may cause our quarterly operating results to fluctuate significantly in the future:

        - changes in our and our competitors' pricing policies;

        - changes in the mix of products we sell or the channels through which we sell our products;

        - decreases in user demand resulting from continued improvements in the quality of parts originally installed in new automobiles;

        - technological changes;

        - the structure and timing of future acquisitions of businesses and products, if any;

        - increased competition; and

        - our ability to introduce and market new products on a timely basis.

OUR INDUSTRY IS HIGHLY COMPETITIVE; SOME OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO

     The automotive aftermarket industry is highly competitive. Competition is based primarily on price, product quality and customer service, with the relative importance of the factors varying among products and customers. Our current competitors include a number of other larger, established independent manufacturers, as well as divisions of companies having greater financial resources than we do. In addition, we also have begun to experience limited competition from new entrants in the automotive aftermarket industry. Some of our competitors include Dana Corporation, Wells Manufacturing Corporation (a UIS, Inc. subsidiary) and Delphi Automotive Systems Corp. We cannot assure you that other companies involved in the automotive aftermarket industry, but which do not presently offer competitive products, will not expand their operations in the future into product lines that we produce and sell, nor can we assure you that additional new entrants will not enter the automotive aftermarket industry.

OUR BUSINESS IS DEPENDENT ON CERTAIN KEY CUSTOMERS

     In the year ended December 31, 1998, our five largest customers accounted for approximately 30% of our sales. The loss of one or more of these customers could have a material adverse impact on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. Also, it has been our practice with respect to certain customers to allow for the redating of receivables. The financial health of our major customers and their future ability to pay these redated receivables could have a material adverse effect on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures.

OUR BUSINESS IS DEPENDENT UPON OUR MAINTAINING SATISFACTORY RELATIONSHIPS WITH OUR SUPPLIERS

     Our business depends upon our relationships with suppliers of raw materials and certain components which we use in our product lines, and on our ability to purchase these raw materials and components at prices and on terms comparable to similarly situated companies. We maintain certain supply contracts with selected suppliers to gain favorable concessions. The loss of several major suppliers could have an adverse impact on our business, financial condition and results of operations and, if new suppliers were not obtained in a timely manner and upon acceptable terms, our results of operations and our ability to make required payments on the Convertible Debentures could be materially adversely affected.

THERE IS SUBSTANTIAL PRICE COMPETITION IN OUR INDUSTRY AND OUR SUCCESS WILL DEPEND UPON OUR ABILITY TO MAINTAIN A COMPETITIVE PRICE AND COST STRUCTURE

     Our ability to continue to sell products is conditioned upon, among other things, our prices remaining competitive. Our future profitability will depend upon, among other things, our ability to continue to improve our manufacturing efficiencies and maintain a cost structure that will enable us to offer competitive prices profitably. Our inability to maintain a competitive cost structure could have an adverse effect on our business, financial performance and results of operations and on our ability to make required payments on the Convertible Debentures. We may have to reduce prices in the future to remain competitive.

ADVERSE EFFECT OF REGULATION AND GOVERNMENT POLICY; ENVIRONMENTAL LAWS

     Domestic and foreign political developments and government regulations and policies directly affect automotive consumer products in the United States and abroad. Regulations and policies relating to over-the-highway vehicles include standards established by the United States Department of Transportation for motor vehicle safety and emissions. The modification of existing laws, regulations or policies, or the adoption of new laws, regulations or policies, could have an adverse impact on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. Our failure to comply with these laws and regulations could also subject us to civil and criminal penalties.

     Like similar companies, our operations and properties are subject to a wide variety of increasingly complex and stringent federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. These laws and regulations, including but not limited to those under the U.S. Comprehensive Environmental Response, Compensation, & Liability Act, may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors have been sent or otherwise come to be located. The nature of our operations exposes us to the risk of claims with respect to such matters and there can be no assurance that violations of such laws have not occurred or will not occur or that material costs or liabilities will not be incurred in connection with such claims. Based upon our experience to date, we believe that the future cost of compliance with existing environmental laws, and liability for known environmental claims pursuant to those laws, will not have a material adverse effect on our business, financial position or results of operations. However, future events, such as new information, changes in existing environmental or health and safety laws or their interpretation or the enactment of new environmental or health and safety laws, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

CONTROL BY PRINCIPAL SHAREHOLDERS

     At April 30, 1999, members of the Sills and Fife families, descendents of the original founders of Standard Motor Products, beneficially owned approximately 39.9% of our common stock. Specifically, shares of common stock beneficially owned by members of the Sills family aggregated 2,387,170 shares (approximately 18.1% of our outstanding common stock), and shares of common stock beneficially owned by members of the Fife family aggregated 3,206,205 shares (approximately 24.4% of our outstanding common stock). Certain of these shares are deemed to be beneficially owned by members of both Sills and Fife families, because certain members of such families act as trustees for the same trusts. To the extent that these shareholders exercise their voting rights in concert, they effectively will have the ability to control the election of our Board of Directors, to control the outcome of matters submitted to a vote of the holders of common stock and generally to direct our affairs.

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR ACQUISITION ACTIVITIES

     Our future operations and earnings will be dependent in part on our ability to integrate further the temperature control operations which we acquired from Cooper Industries into our current operations. We cannot assure you that we will be able to successfully integrate these operations. Additionally, in the future we may seek to acquire other companies or product lines which are complementary to our existing product lines or add new product lines. Any such future acquisitions will be accompanied by the risks commonly encountered in such transactions. Such risks include, among others:

        - the difficulty of identifying appropriate acquisition candidates;

        - the difficulty of assimilating the operations and personnel of the acquired entities;

        - the potential disruption of our ongoing business;

        - our inability to capitalize on the opportunities presented by acquisitions;

        - our failure to maintain uniform standards, controls, procedures and policies; and

        - the impairment of relationships with employees as a result of changes in management and ownership.

Further, to the extent that any such transaction involves businesses located outside the United States, the transaction would involve the additional risks associated with international operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with such acquisitions. Any failure to overcome these risks and successfully integrate acquired businesses could have a material adverse effect on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. See "-- There Are Significant Risks Associated with the Expansion of Our International Operations."

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH THE EXPANSION OF OUR INTERNATIONAL OPERATIONS

     During 1998, we derived approximately 90% of our sales from products sold in the United States. International sales for 1998 (including revenues from Canada) accounted for approximately 10% of our total sales. We believe that our future success will depend, in part, upon our ability to expand our operations internationally. As we expand our international operations, we will become subject to certain risks inherent in conducting an international business. These risks include:

        - unexpected changes in regulatory requirements;

        - tariffs, customs, duties and other trade barriers;

        - delays from customs brokers or government agencies;

        - difficulties in staffing and managing foreign operations;

        - longer payment cycles;

        - problems in collecting accounts receivable;

        - political risks;

        - fluctuations in currency exchange rates;

        - foreign exchange controls which restrict or prohibit repatriation of funds;

        - technology export and import restrictions or prohibitions; and

        - potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

Any failure to overcome these risks could have a material adverse effect on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. See "Business -- Strategy."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Some of the provisions of our certificate of incorporation and by-laws could make a takeover of Standard Motor Products more difficult, even if such a transaction would be beneficial to shareholders. Specifically, our certificate of incorporation requires the affirmative vote of the holders of (a) at least 75% of the outstanding shares of each class of our capital stock entitled to vote in an election of directors and (b) at least a majority of the remaining outstanding shares, which are not directly or indirectly beneficially owned by such other corporation, person or entity to the transaction, of each such class of our capital stock entitled to vote in elections of directors, if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other party to the transaction is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of any class entitled to so vote. Our certificate of incorporation and by-laws also provide that our Board of Directors may be removed without cause only by a vote of the holders of at least 75% of the outstanding shares of each class of our stock entitled to vote. See "Description of Capital Stock -- Certificate of Incorporation and By-laws."

     Section 912 of the New York Business Corporation Law also would prohibit certain business combinations with an "interested shareholder," which is generally a person who beneficially owns 20% or more of a company's voting stock, for five years after that person becomes an "interested shareholder," unless our Board of Directors approves the transaction before the person becomes an interested shareholder. See "Description of Capital Stock -- New York Business Corporation Law." This provision may also have the effect of making a takeover of Standard Motor Products more difficult.

     In addition, in 1996 we declared a dividend to the shareholders of record of our common stock of one preferred share purchase right for each outstanding share of our common stock. Each of these purchase rights entitles the holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock, $20.00 par value per share, at a price of $80.00 per one one-thousandth of a share, subject to certain adjustments. The purchase rights will, in effect, prevent a person or group from acquiring more than 20% of our common stock without approval from our Board of Directors. For a further description of the purchase rights, see "Description of Capital Stock -- Rights Agreement".

THE FUTURE SUCCESS OF OUR BUSINESS DEPENDS UPON CERTAIN KEY PERSONNEL

     The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of Lawrence I. Sills, our President and Chief Operating Officer, Michael J. Bailey, our Senior Vice President of Finance and Administration and Chief Financial Officer, John P. Gethin, our Senior Vice President of Operations and General Manager of our Four Seasons Division and Joseph G. Forlenza, our Vice President and General Manager of the Standard Division, none of whom currently has an employment agreement with Standard Motor Products. The loss of any of these persons and our inability to attract replacements for these key personnel could have a material adverse effect on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. We do not currently maintain key-man life insurance on any of our executive officers.

IF YOU CONVERT ANY CONVERTIBLE DEBENTURES, THE VALUE OF THE COMMON STOCK WHICH YOU RECEIVE WILL BE SUBJECT TO SECURITIES MARKET VOLATILITY

     In recent years, the securities markets have experienced a high level of volume volatility and market price fluctuation for many companies. Specifically, the market price of our common stock traditionally has fluctuated over a wide range and may continue to do so in the future. Factors such as quarterly variations in our operating results, changes in concentration of equity ownership by members of the Sills and Fife families, factors affecting the automobile and aftermarket industries generally and changes in general market conditions may have a significant impact on the market for our securities. General market price declines or market volatility in the future could adversely affect the future price of our securities. See "Price Range of Common Stock and Dividend Policy."

THERE ARE A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY

     As of July 8, 1999, we had 7,871,026 shares of common stock outstanding which were freely tradeable, and an additional 5,278,222 shares which were eligible for public sale subject to the provisions of Rule 144 promulgated under the Securities Act of 1933. The volume limitations of Rule 144 will apply to the sale of all of such shares of common stock held by directors, certain executive officers and shareholders owning over 10% of our outstanding common stock. Sales of substantial amounts of shares of common stock in the public market, or even the potential for such sales, could adversely affect the prevailing market price of the common stock and impair our ability to raise capital through the sale of equity securities.

WE COULD EXPERIENCE SYSTEM FAILURES AND OPERATIONAL DISRUPTIONS AS A RESULT OF THE YEAR 2000 PROBLEM

     We are currently working to resolve the potential impact of the Year 2000 "bug" on the processing of date-sensitive information by our computerized information systems. We also are communicating with our suppliers, customers, financial institutions and others with which we conduct business to determine the extent to which we would be vulnerable to these third parties' failure to remediate their own potential Year 2000 problems. Our inability, or the inability of certain of our significant business partners to adequately address the Year 2000 issues, could cause disruption of our operations which could have a material adverse effect on our business, financial condition and results of operations and our ability to make required payments on the Convertible Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

OUR ABILITY TO REPURCHASE CONVERTIBLE DEBENTURES UPON A CHANGE OF CONTROL WILL BE SUBJECT TO SIGNIFICANT LIMITATIONS

     Upon certain change of control events involving Standard Motor Products, you will have the right, at your option, to require us to repurchase all or a portion of your Convertible Debentures. We cannot assure you that, if a change of control event were to occur, we would have sufficient funds to pay the repurchase price for all Convertible Debentures tendered. We may elect, subject to certain conditions, to make such payment using shares of common stock. In addition, our repurchase of Convertible Debentures as a result of the occurrence of a change of control event may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which we may enter into from time to time, including agreements relating to our senior debt. See "Description of Convertible Debentures -- Repurchase at Option of Holders Upon a Change of Control."

THERE IS CURRENTLY NO PUBLIC TRADING MARKET FOR THE CONVERTIBLE DEBENTURES AND YOUR ABILITY TO TRANSFER THEM WILL BE LIMITED

     The Convertible Debentures will be a new issue of securities with no established trading market. Although the underwriters have advised us that they intend to make a market in the Convertible Debentures, they are not obligated to do so, and may discontinue such market making at any time in their sole discretion without notice. We cannot assure you that an active market for the Convertible Debentures will develop and continue upon completion of this offering or that the market price of the Convertible Debentures will not decline. Various factors could cause the market price of the Convertible Debentures to fluctuate significantly, including changes in prevailing interest rates or changes in perceptions of our creditworthiness. The trading price of the Convertible Debentures also could be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results and general economic and market conditions. The Convertible Debentures will not be listed on any securities exchange or quoted on the New York Stock Exchange. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Convertible Debentures are estimated to be $86.7 million ($96.4 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated discounts and commissions and other fees and expenses related to this offering payable by us. We currently intend to use the net proceeds from this offering to repay certain borrowings, to repurchase shares of our common stock, which shares will be contributed to our long standing Employee Stock Ownership Plan and issued upon exercise of options under our incentive stock option plan, and for general corporate purposes, including acquisitions. Any proceeds derived from the exercise of the Underwriters' over-allotment option will be used for general corporate purposes.

                                                              (IN MILLIONS)
                                                              -------------
SOURCES OF FUNDS
     6 3/4% Convertible Subordinated Debentures due 2009....      $90.0
                                                                  -----
          TOTAL SOURCES OF FUNDS............................      $90.0
                                                                  =====
USES OF FUNDS
     Prepay 8.60% note due 2002 (including approximately $2
      million in prepayment penalty)........................      $39.1
     Prepay 10.22% note due 2003............................        3.2
     Purchase of certain minority interests in
      subsidiaries..........................................        6.2
     Repurchase of common stock.............................        3.7
     General corporate purposes.............................       34.5
     Estimated transaction fees and expenses................        3.3
                                                                  -----
          TOTAL USES OF FUNDS...............................      $90.0
                                                                  =====

     An important component of our growth strategy is the ability to pursue acquisitions. The purpose of this offering is to provide us with increased financial flexibility to pursue acquisitions of other businesses or lines of business that are consistent with our growth strategy. There are currently no agreements or understandings with respect to any material acquisition transactions.

     Pending use of the net proceeds of this offering, we may make temporary investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest-bearing securities or other insured short-term, interest-bearing investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on the New York Stock Exchange under the symbol "SMP." The following table sets forth the high and low sale prices for a share of common stock and the cash dividends paid per share of common stock during the periods shown.

                                                                                  DIVIDENDS
                                                            HIGH        LOW         PAID
                                                            ----        ---       ---------
FISCAL 1999
Third Quarter (through July 20, 1999)...................  $  29.63    $  24.50    $
Second Quarter..........................................     25.25       20.44    $   0.08
First Quarter...........................................     25.00       20.50        0.08

FISCAL 1998
Fourth Quarter..........................................  $  24.69    $  19.75    $   0.08
Third Quarter...........................................     26.50       21.00        0.08
Second Quarter..........................................     25.00       19.13          --
First Quarter...........................................     23.50       16.31          --

FISCAL 1997
Fourth Quarter..........................................  $  25.00    $  19.50    $   0.08
Third Quarter...........................................     23.38       13.56        0.08
Second Quarter..........................................     14.63       13.13        0.08
First Quarter...........................................     14.75       13.13        0.08

FISCAL 1996
Fourth Quarter..........................................  $  14.50    $  13.38    $   0.08
Third Quarter...........................................     17.88       13.63        0.08
Second Quarter..........................................     18.25       16.00        0.08
First Quarter...........................................     16.25       12.63        0.08

     The closing price of the common stock on July 20, 1999 was $25.75. As of July 8, 1999, there were 666 holders of record of common stock.

     The Board of Directors will consider the payment of future dividends on the basis of our earnings, capital requirements and financial condition. Our loan agreements limit dividends and distributions by us. In the first and second quarters of 1998, we paid no dividends due to losses we incurred during the fourth quarter of 1997 and continued weak results in the first quarter of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 1999, and as adjusted to give effect to the sale of $90,000,000 principal amount of Convertible Debentures offered hereby, and the application of the estimated net proceeds thereof. The table should be read in conjunction with the selected financial data, the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                  MARCH 31, 1999
                                                                  --------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                               ------      --------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  1,266     $ 35,853
                                                              ========     ========
Short-term debt(1)..........................................  $ 60,350     $ 60,350
                                                              --------     --------
Long-term debt:(2)(3)
  6 3/4% Convertible Subordinated Debentures due 2009.......        --       90,000
  7.56% senior note payable.................................    73,000       73,000
  8.60% senior note payable.................................    37,143           --
  10.22% senior note payable................................    21,500       18,250
  Credit Facility ($17 Million Canadian)....................    11,230       11,230
  Other.....................................................    12,923       12,923
                                                              --------     --------
          Total long-term debt..............................   155,796      205,403
                                                              --------     --------
Stockholders' equity:
  Common stock -- par value $2.00 per share
  Authorized -- 30,000,000 shares
  Issued -- 13,324,476 shares in 1999 (including 196,458
     shares held as treasury shares in 1999)(4).............  $ 26,649     $ 26,649
  Capital in excess of par value............................     2,712        2,712
  Retained earnings.........................................   184,276      182,823
  Accumulated other comprehensive income....................        25           25
  Less: treasury stock -- at cost...........................     4,166        7,886
                                                              --------     --------
          Total stockholders' equity........................   209,496      204,323
                                                              --------     --------
          Total capitalization..............................  $425,642     $470,076
                                                              ========     ========

---------------
(1) Reflects borrowings under our credit facilities. At July 8, 1999, our credit facilities permitted borrowings of approximately $114 million, of which $84 million was in use, leaving $30 million available as additional borrowings.

(2) Includes current portion of long-term debt of $32.7 million for the three months ended March 31, 1999 and $23.4 million for the three months ended March 31, 1999, as adjusted.

(3) Assumes no exercise of the over-allotment option.

(4) Excludes approximately 903,000 shares of common stock reserved for issuance upon the exercise of stock options available for grant under the incentive option plan, under which plan options to purchase approximately 725,000 shares of common stock are outstanding at exercise prices ranging from $13.63 to $23.72.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)

     The selected consolidated financial data for, and as of the end of, each of the years in the five year period ended December 31, 1998 are derived from our Consolidated Financial Statements included in our Annual Reports on Form 10-K which have been audited by KPMG LLP, independent certified public accountants. The selected consolidated financial data as of and for the three months ended March 31, 1999 and 1998 have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q, which, in the opinion of our management, includes all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. You should read this information in conjunction with the Consolidated Financial Statements and Notes thereto, the independent auditors' report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   THREE MONTHS
                                       ENDED
                                     MARCH 31,                      YEARS ENDED DECEMBER 31,
                                -------------------   ----------------------------------------------------
                                  1999       1998       1998     1997(1)      1996       1995       1994
                                  ----       ----       ----     -------      ----       ----       ----
STATEMENT OF OPERATIONS DATA:
Net sales.....................  $176,789   $126,045   $649,420   $559,823   $513,407   $452,253   $434,252
Cost of goods sold............   123,569     82,255    443,798    380,335    335,112    295,807    269,524
                                --------   --------   --------   --------   --------   --------   --------
Gross profit..................    53,220     43,790    205,622    179,488    178,295    156,446    164,728
Selling, general and
  administrative expenses.....    44,432     37,505    161,691    170,033    133,561    127,100    124,544
                                --------   --------   --------   --------   --------   --------   --------
Operating income..............     8,788      6,285     43,931      9,455     44,734     29,346     40,184
Other income (expense), net...      (313)       232     (1,422)       998      1,710      2,274      1,208
                                --------   --------   --------   --------   --------   --------   --------
Earnings from continuing
  operations before interest,
  taxes and minority
  interest....................     8,475      6,517     42,509     10,453     46,444     31,620     41,392
Interest expense..............     3,441      3,375     16,419     14,158     13,091     10,403      8,332
Minority interest.............      (138)      (118)      (256)      (332)       (87)        --         --
Taxes.........................     1,248        371      3,577     (2,417)     9,400      4,366     11,131
                                --------   --------   --------   --------   --------   --------   --------
Earnings (loss) from
  continuing operations.......     3,648      2,653     22,257     (1,620)    23,866     16,851     21,929
Earnings (loss) from
  discontinued operations.....        --         --         --    (32,904)    (9,208)      (719)     1,736
                                --------   --------   --------   --------   --------   --------   --------
Net earnings (loss)...........  $  3,648   $  2,653   $ 22,257   $(34,524)  $ 14,658   $ 16,132   $ 23,665
                                ========   ========   ========   ========   ========   ========   ========
PER SHARE DATA:
Net earnings (loss) from
  continuing operations per
  common share:
  Basic.......................  $   0.28   $   0.20   $   1.70   $  (0.12)  $   1.82   $   1.28   $   1.67
  Diluted.....................      0.28       0.20       1.69      (0.12)      1.82       1.28       1.67
Net earnings (loss) per common
  share:
  Basic.......................  $   0.28   $   0.20   $   1.70   $  (2.63)  $   1.12   $   1.23   $   1.80
  Diluted.....................      0.28       0.20       1.69      (2.63)      1.12       1.23       1.80
OTHER OPERATING DATA:
EBITDA(2).....................  $ 12,948   $ 10,460   $ 58,426   $ 25,225   $ 59,234   $ 42,215   $ 50,898
EBITDA margin(3)..............       7.3%       8.4%       9.0%       4.5%      11.5%       9.3%      11.7%
Depreciation and
  amortization(4).............  $  4,473   $  3,943   $ 15,917   $ 14,772   $ 12,790   $ 10,595   $  9,505
Capital expenditures..........     3,764      1,709     15,325     15,597     21,389     16,651     12,509
Dividends.....................     1,051         --      2,092      4,197      4,260      4,199      4,217

                                   THREE MONTHS
                                       ENDED
                                     MARCH 31,                      YEARS ENDED DECEMBER 31,
                                -------------------   ----------------------------------------------------
                                  1999       1998       1998     1997(1)      1996       1995       1994
                                  ----       ----       ----     -------      ----       ----       ----
CASH FLOW DATA:
Cash provided by (used in):
  Operating activities........   (58,171)    (6,099)   108,711     71,692    (21,153)       801     21,104
  Investing activities........   (19,263)    (1,709)   (21,812)   (31,910)   (60,360)   (26,985)   (20,299)
  Financing activities........    55,018     (1,541)   (80,141)   (27,352)    75,447     34,201    (10,335)
BALANCE SHEET DATA:
Working capital...............   166,166    189,797    178,324    177,426    210,962    232,173    189,207
Total assets..................   610,177    595,726    521,556    577,137    624,806    521,230    469,387
Long-term debt excluding
  current portion.............   123,091    159,586    133,749    159,109    172,387    148,665    109,927
Stockholders' equity..........   209,496    187,866    205,025    183,782    222,576    210,400    195,089
Stockholders' equity per
  share.......................     16.01      14.37      15.68      14.01      16.95      16.03      14.82
Cash dividends per common
  share.......................      0.08         --       0.16       0.32       0.32       0.32       0.32

---------------
(1) The results for the year ended December 31, 1997 were negatively impacted by several items, including an increase of $10.5 million in bad debt expense from continuing operations as a result of a bankruptcy filing by our customer, A.P.S., Inc., a $3.0 million provision for severance payments related to a reduction in the workforce, and $27.0 million of estimated losses associated with the divestitures of our discontinued Brake and Service Line divisions.
(2) EBITDA is defined as earnings or loss from continuing operations before interest expense, minority interest, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income or net earnings or loss for purposes of analyzing our operating performance or financial position. EBITDA is not necessarily comparable to similarly titled measures for other companies.
(3) EBITDA margin represents EBITDA as a percentage of net sales.
(4) Represents depreciation and amortization from continuing operations.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to our fixed charges for the periods indicated. There were no shares of our preferred stock issued or outstanding during the periods indicated below and therefore the combined ratio of earnings to fixed charges and preferred dividends would have been the same as set forth below.

                        THREE MONTHS
                           ENDED
                         MARCH 31,
                           1999,        THREE MONTHS
                             AS            ENDED
                        ADJUSTED(1)     MARCH 31,(1)            YEARS ENDED DECEMBER 31,
                        ------------    ------------    -----------------------------------------
                                        1999    1998    1998    1997(2)      1996    1995    1994
                                        ----    ----    ----    -------      ----    ----    ----
Ratio of earnings to
  fixed charges.......      1.4x        2.2x    1.8x    2.3x       --        3.2x    2.8x    4.3x
                            ----        ----    ----    ----     ----        ----    ----    ----

     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income (loss) from continuing operations before interest expense and income taxes plus fixed charges) by fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and an estimate of the portion of rental expense that is representative of the interest factor (currently deemed to be one-third of all rental expense).

---------------

(1) Due to the seasonality of our business, the ratios of earnings to fixed charges for the first and fourth quarters have historically been lower than those for the second and third quarters.

(2) As a result of the loss incurred in 1997, fixed charges exceeded earnings available for fixed charges by $4.0 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     We are a leading independent manufacturer and distributor of replacement parts for motor vehicles. We are organized into two divisions, each focused on a specific type of replacement part: (1) Engine Management (ignition and emission parts, fuel system parts and wire and cable) and (2) Temperature Control (compressors, other air conditioning parts, and heating parts). We sell our products primarily to warehouse distributors and large auto parts retail chains. In 1998, our customers included many of the top warehouse distributors and all of the leading auto parts retail chains. Our customers include Advance Auto Parts, AutoZone, Carquest and NAPA Auto Parts. We distribute parts under our own brand names, such as Standard, Blue Streak and Four Seasons, and also under private labels for our key customers such as Advance Auto Parts, Carquest and NAPA Auto Parts.

     In 1998, our net sales were $649 million and our operating income was $44 million. Over the past three years, our net sales have grown at a compound annual rate of 13% and our operating income has grown at a compound annual rate of 14%. This strong performance has continued in 1999 as first quarter revenues were 40% higher than the comparable quarter in 1998. Excluding revenues from acquisitions, sales increased 12% during the three months ended March 31, 1999, as compared to the three months ended March 31, 1998.

     The temperature control business is a seasonal business, and we benefit by having our products on our customers' shelves in advance of the peak summer selling season through a pre-season stocking program. Sales under our 1999 pre-season program were stronger than we anticipated and may have resulted in a pull ahead into the first quarter of sales that would have normally occurred in the second quarter, when pre-season program discounts and terms are not available to the same extent.

     Our restructuring has resulted in a material increase in the portion of our sales represented by temperature control products. Temperature control products, which are primarily air conditioning parts, are seasonal and are impacted by weather. The variability in our quarterly earnings has increased as a result of this shift in sales mix, with the second and third quarters generating a majority of our sales and earnings. During these quarters, a significant portion of annual temperature control sales are made.

RECENT DEVELOPMENTS

     On July 14, 1999, we reported our financial results for the three and six month periods ended June 30, 1999. Our net sales for the three months ended June 30, 1999 were $205.7 million compared to net sales of $208.8 million for the three months ended June 30, 1998. Our net earnings for the three months ended June 30, 1999 were $12.0 million, or $0.92 per share, compared to net earnings of $8.6 million, or $0.66 per share, for the three months ended June 30, 1998. Our net sales for the six months ended June 30, 1999 were $382.5 million compared to net sales of $334.8 million for the six months ended June 30, 1998. Excluding the $47.0 million in net sales resulting from acquisitions not present in the prior year, net sales during the first half of 1999 were essentially flat compared with the six months ended June 30, 1998. Net earnings for the six months ended June 30, 1999 were $15.7 million, or $1.20 per share, compared to $11.3 million, or $0.86 per share, for the six months ended June 30, 1998.

RESULTS OF OPERATIONS

     The following table summarizes the breakdown of our results of operations as a percentage of net sales:

                                                           THREE MONTHS
                                                               ENDED
                                                             MARCH 31,      YEAR ENDED DECEMBER 31,
                                                          ---------------   ------------------------
                                                           1999     1998     1998     1997     1996
                                                           ----     ----     ----     ----     ----
STATEMENT OF OPERATIONS DATA:
Net sales...............................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold......................................    69.9     65.3     68.3     68.0     65.3
Gross profit............................................    30.1     34.7     31.7     32.0     34.7
Selling, general & administrative expenses..............    25.1     29.7     24.9     30.4     26.0
Operating income........................................     5.0      5.0      6.8      1.6      8.7
Other income (expense)..................................    (0.2)     0.2     (0.2)     0.2      0.3
Earnings from continuing operations before interest,
  taxes and minority interest...........................     4.8      5.2      6.6      1.8      9.0
Interest expense........................................     2.0      2.7      2.5      2.5      2.6
Minority interest.......................................    (0.1)    (0.1)      --     (0.1)      --
Taxes...................................................     0.7      0.3      0.6     (0.4)     1.8
Earnings (loss) from continuing operations..............     2.0      2.1      3.5     (0.4)     4.6

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1999 TO THE THREE MONTHS ENDED MARCH 31, 1998

     Our net sales for the current quarter increased by $50.7 million or 40.3% from the comparable period in 1998. Excluding revenues from acquisitions not present in the first quarter of last year, our revenues increased by approximately $14.9 million or 11.8%. This sales increase, excluding acquisitions, is primarily due to a pre-season selling program for products in our Temperature Control division. This program, which resulted in increased sales in the first quarter, may have caused a pull ahead from future sales. The magnitude of the pull ahead will not be known, however, until late in the second quarter. We anticipate that the pre-season selling program will result in improvements to our customer order fill rates, as we enter the peak period for our temperature control products with our distributors fully stocked.

     Our gross profit for the first quarter of 1999 increased by $9.4 million or 21.5% from the comparable period in 1998, reflecting the strong growth of temperature control product sales. The gross margin as a percent of net sales, however, declined from 34.7% in the first quarter of 1998 to 30.1% in the first quarter of 1999. The decline in the gross margin percentage was primarily due to the higher mix of temperature control product sales in relation to our total sales. Temperature control products have lower average gross margins than products sold by our Engine Management division and therefore result in a lower margin percentage for us. The gross margin percentage also was negatively impacted by discounts related to the pre-season selling program at the Temperature Control division, which were not present in 1998.

     Selling, general and administrative (SG&A) expenses increased by $6.9 million or 18.5% over the comparable quarter in 1998 reflecting higher expenses to support the growth within the Temperature Control division. However, as a percent of net sales SG&A expenses decreased by 4.7 percentage points (25.1% in 1999 versus 29.8% in 1998). This percentage improvement is primarily due to the leverage achieved from higher sales and synergies which have begun to be realized from the consolidation of the temperature control business of Cooper Industries. Additional cost reductions from the consolidation of the temperature control business of Cooper Industries will continue, with the full implementation scheduled to be completed early in the year 2000.

     Our operating income increased by $2.5 million or 39.8% over the comparable quarter in 1998, primarily due to the significant sales volume increases we experienced during the first quarter of 1999. As a percentage of net sales, our operating income has remained relatively flat at 5%. The Engine Management division, as compared to a year ago, experienced a reduction in operating income of $3.2 million as a result of lower sales and a decline in gross margin, attributable to shifts in sales mix and changes in overhead absorption. The sales decline was primarily the result of our divestiture of our fuel pump business, which occurred in the third quarter of 1998, and lower orders from certain customers as they absorbed inventory acquired from A.P.S., Inc. The negative impact from sales mix was a result of a shift towards second line sales. The under-absorption of overhead experienced at certain facilities was a result of our divestiture of our Service Line business, which shared these facilities. We are currently developing plans which should reduce these costs.

     Our Temperature Control division improved operating income by $5.0 million, compared to a year ago, primarily due to incremental sales volume of $54.3 from the temperature control business of Cooper Industries and increases in unit volume as a result of the pre-season selling program. Efficiencies achieved from consolidating the temperature control business of Cooper Industries also improved our income. The temperature control business of Cooper Industries was not present in the prior year results, as the acquisition was completed on March 28, 1998.

     Other income -- net for the first quarter of 1999 decreased by $0.5 million, primarily due to losses recognized in connection with our continuing original equipment ventures. These losses were attributed to costs incurred in developing and launching these projects.

     Interest expense attributable to continuing operations remained flat as compared to 1998. Including amounts related to discontinued operations in 1998, interest expense decreased by $1.2 million in 1999.

     Taxes based on earnings increased by $0.9 million primarily due to improved pre-tax earnings. At December 31, 1998, we had a $14.2 million deferred tax asset valuation allowance. Due to the seasonal nature of our business, we did not deem adjustments to this valuation allowance necessary during the three month period ended March 31, 1999. However, management is continuing to evaluate the likelihood of our achieving sufficient future profitability that would enable us to utilize all or a portion of these deferred tax assets. If management determines, based on these evaluations, that it is more likely than not that deferred tax assets will be realized, then the valuation allowance will be adjusted.

COMPARISON OF 1998 TO 1997

     Our net sales in 1998 were $649.4 million, an increase of $89.6 million or 16.0% from the comparable period in 1997. Excluding revenues from acquisitions not present in 1997, our total net sales increased by $11.6 million, or 2.1%, as compared to 1997. Sales increases in our Temperature Control division, reflecting market share gains, product line expansions and the impact of an extremely hot summer were partially offset by sales declines in our Engine Management division reflecting the weakness in the automotive aftermarket and reduced sales to A.P.S., Inc., one of our largest customers, as it worked its way through bankruptcy proceedings. Our sales remain focused in the U.S., as 90% of sales were to domestic customers. Sales to Canada, Europe and other export markets remained relatively flat in 1998.

     Our cost of goods sold increased $63.5 million from $380.3 million to $443.8 million. Our gross margins, as a percentage of net sales, decreased from 32.1% in 1997 to 31.7% in 1998. This decline reflects a higher mix of temperature control products with lower average gross margins than engine management products. Our gross margins also were negatively affected by the Cooper transaction due to the higher carrying cost of the acquired inventory compared with comparable products produced by our existing temperature control business. We sold the majority of this inventory in 1998 and temperature control gross margins should improve in 1999.

     Our SG&A expenses in 1998, excluding bad debt expenses, increased $1.6 million, or 1.0%, while our net sales increased 16%. As a percentage of net sales, our SG&A expenses, excluding bad debt expense, decreased from 28.1% in 1997 to 24.5% in 1998. The 3.6 percentage point improvement in our SG&A expenses, excluding bad debt expenses, resulted primarily from lower new customer acquisition costs and the partial integration of Cooper Industries' temperature control business into the existing Temperature Control infrastructure. We also reduced selling expenses as we completed a further restructuring of our sales force.

     We have largely completed our restructuring program and are now entirely focused on the product lines in our two divisions where we are a market leader. In 1999 and into the year 2000, we anticipate that the full impact of our cost reduction programs will take effect and that synergies from the consolidation of the temperature control business of Cooper Industries and other acquisitions will begin to be fully realized and provide further earnings benefits.

     Other income (expense), net, decreased by $2.4 million, primarily due to losses related to our continuing joint ventures and the writeoff of the carrying value of our Chinese joint venture and one of our original equipment ventures.

     Our earnings before interest and taxes increased to $42.5 million in 1998 from $10.5 million in 1997. This increase was a direct result of the cost reductions discussed above, combined with the non-recurrence of the $10.5 million in bad debt expense recorded in 1997, due to the bankruptcy filing of A.P.S., Inc.

     Our interest expense increased by $2.3 million to $16.4 million resulting from several factors including: interest costs related to discontinued operations in 1997 and higher average interest rates in 1998 partially offsetting lower outstanding borrowings during 1998. Including amounts related to discontinued operations, interest expense decreased by $2.2 million, primarily as a result of lower outstanding borrowings.

     In 1998, we focused significant attention on reducing debt and strengthening our balance sheet. Total debt was reduced by $79.7 million, and we succeeded in completing a multi-year committed revolving credit line. In addition, we reduced receivables by $29.0 million and inventories by $14.9 million and increased cash and short term investments by $6.6 million. The progress made in asset management and debt reduction is reflected by a reduction in our total debt to capitalization percentage from 56.6% in 1997 to 43.8% in 1998.

     Income tax expense related to continuing operations in 1998 was $3.6 million, compared to a benefit of $2.4 million in 1997, when we posted a net loss. Earnings from our Puerto Rico and Hong Kong subsidiaries resulted in a 1998 effective tax rate that is lower than the statutory corporate rate in the U.S.

COMPARISON OF 1997 TO 1996

     Net sales in 1997 were $559.8 million, up 9.0% from sales of $513.4 million in 1996. Excluding revenues from acquisitions not present in 1996, net sales remained relatively flat as compared to 1996. Sales increases in our Temperature Control division, reflecting market share gains and product line expansions, were offset by sales declines in our Engine Management division, reflecting the general weakness in the automotive aftermarket.

     Cost of goods sold increased $45.2 million in 1997, from $335.1 million in 1996 to $380.3 million in 1997. Gross margins, as a percentage of net sales, decreased from 34.7% in 1996 to 32.1% in 1997. This decline reflects a higher mix of temperature control products and non-traditional business which have lower gross margins and reduced manufacturing efficiencies, as production schedules were lowered to reduce inventories.

     SG&A expenses from continuing operations in 1997, excluding bad debt expenses, increased $23.4 million in 1997 and as a percentage of net sales from continuing operations, increased from 26.1% in 1996 to 28.1% in 1997. The increase in these expenses resulted primarily from a $3.0 million provision for severance payments related to personnel reductions, higher new customer acquisition costs, increases in overhead costs as a result of our acquisition of the Filko Automotive Division of F&B Manufacturing (these costs are reduced significantly in 1998 as Filko has been integrated into Standard Motor Products), and finally due to increases in costs to support our high technology original equipment programs. Bad debt expenses from continuing operations increased significantly in 1997 as a result of the bankruptcy filing of A.P.S., Inc., one of our largest customers. We continued to supply this customer on a cash-in-advance basis in 1998, but did not subject ourselves to any additional exposure.

     Other income (expense), net, from continuing operations decreased by $0.7 million in 1997 primarily due to lower interest income as available cash early in 1997 was used to reduce short-term borrowings under credit lines.

     Interest expense from continuing operations increased by $1.1 million in 1997 to $14.2 million, resulting from higher average interest rates.

     Taxes based on earnings from continuing operations reflect a benefit of $2.4 million for 1997 as compared to an expense of $9.4 million for 1996. The significant decrease in tax expense is a result of the losses incurred by us during 1997. The current year tax benefit recognized was a function of the significant losses from our United States operations being partially offset by earnings of our Puerto Rico and Hong Kong subsidiaries, which have lower tax rates than the United States statutory rate. The combination of the foreign earnings and domestic losses results in a favorable effective tax rate of 65.2% against losses.

LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 1999, cash used in operations amounted to $58.2 million, compared to $6.1 million for the first quarter of 1998. The increase is due primarily to higher accounts receivable and inventories resulting from a pre-season selling program for temperature control products, that was not in effect in 1998, partially offset by increased payables and accrued expenses. Cash used in investing activities amounted to $19.3 million in the first quarter of 1999 and $1.7 million for the comparable period in 1998. The increase is mainly due to the acquisitions of Eaglemotive Corporation and Webcon UK Limited, discussed below. Capital expenditures amounted to $3.8 million during the first quarter of 1999 and $1.7 million for the comparable period in 1998. Cash provided by financing activities totaled $55.0 million in the first quarter of 1999. In the prior year's first quarter, cash used in financing activities amounted to $1.5 million. The change is due to increased short term borrowings to finance the seasonal working capital needs of our Temperature Control division, which have become more significant due to the inclusion of the temperature control business of Cooper Industries. In the first quarter of 1999, we paid dividends amounting to $1.1 million. We did not pay dividends in the comparable period for 1998.

     In 1998, cash provided by operations amounted to $108.7 million. This compares favorably to 1997 and 1996 when cash provided by (used in) operations was $71.7 million and $(21.1) million, respectively. The strong cash flow performance resulted primarily from net earnings for 1998 of $22.3 million and decreases in inventories and accounts receivable of $27.7 million and $27.5 million, respectively. Cash used in investing activities in 1998 was $21.8 million, as capital expenditures and payments related to the Cooper transaction were partially offset by proceeds from the sale of businesses and property, plant and equipment. For the three years ended December 31, 1998, 1997 and 1996 capital expenditures totaled $15.3 million, $15.6 million and $21.4 million, respectively. Cash used in financing activities in 1998 was $80.1 million, which was primarily due to the repayment of $52.3 million in borrowings from bank lines, and $27.0 million in principal repayments on long-term financing. Dividends paid for the three years ended December 31, 1998, 1997 and 1996 were $2.1 million, $4.2 million and $4.3 million, respectively.

     In the first two quarters of 1998 we suspended the dividend due to a deterioration in financial performance. We reinstated our dividend in the third quarter of 1998 as our financial results and prospects greatly improved.

     On November 30, 1998, we entered into a new three-year revolving credit facility. The new facility with eight lending institutions, provides a $110.0 million unsecured line of credit, subject to a borrowing base. The facility allows us to select from two interest rate options, one a function of

LIBOR and the other a function of the United States prime rate. The spread above each interest rate option is determined by our ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization. The interest rates available to us under this facility should compare favorably with the short term credit rates obtained by us during most of 1998 and should result in lower interest costs in 1999 compared to 1998. The terms of this revolving credit facility include, among other provisions, the requirement for a "clean-down" to $10.0 million, for any consecutive thirty days during each 12 month period of the facility, maintenance of defined levels of tangible net worth, various financial performance ratios and restrictions on capital expenditures, dividend payments, acquisitions and additional indebtedness. We have already satisfied the requirement for a clean-down to $10.0 million for the initial twelve month period and are presently in compliance with the other provisions of the facility.

     We have renewed our existing agreement to sell certain of our accounts receivable. The agreement as renewed extends through March 2002.

     As of March 31, 1999, we had stockholders' equity of $209.5 million and working capital of $166.2 million. We expect capital expenditures, primarily for new machinery and equipment, to be approximately $14.0 million, for the remainder of 1999.

     At December 31, 1997, we were not in compliance with certain covenant requirements associated with certain long term notes payable; however, we received the appropriate waivers and certain amendments were made to the note agreements. The amendments contained, among other things, provisions for the payment of up front fees of 1.5% and an increase in the interest rate on each note payable of 1.25%. The increased interest rate was reduced by 50 basis points when we refinanced our short-term credit facility on November 30, 1998 and a further reduction is possible as our balance sheet is strengthened.

     As of March 31, 1999, our remaining required long term debt repayments for the balance of the year are approximately $22.0 million.

     Total debt (current and non-current) at December 31, 1998 decreased $79.7 million as compared to December 31, 1997. This was mainly due to decreased requirements to support inventories and accounts receivable. We continue to aggressively pursue ways to reduce inventories. We are focusing significant efforts on pack-to-order systems and improved requirements forecasting systems. Pack-to-order systems retain certain parts in a bulk state until an order is received for a specific brand of product.

     In January 1999, we acquired, through our European subsidiary Standard Motor Products Holdings Limited, 85% of the stock of Webcon UK Limited, and through our United Kingdom joint venture Blue Streak Europe Limited, Webcon's affiliate, Injection Correction UK Limited. The total acquisition price amounted to approximately $3.5 million and was funded from our operating cash flow.

     In February 1999, we acquired 100% of the stock of Eaglemotive Corporation for approximately $13.4 million. Located in Fort Worth Texas, Eaglemotive assembles and distributes fan clutches and other cooling products to the automotive aftermarket. The acquisition was funded from short term borrowings.

     The reductions in capital employed by Standard Motor Products, coupled with our increased earnings have resulted in a year-over-year improvement in EVA(R). We have expanded our EVA focus to ensure that we invest capital wisely in programs that exceed our cost of capital and improve our asset utilization.

SEASONALITY

     As with profitability, our working capital requirements have become more seasonal with the increased sales mix of temperature control products. Our working capital requirements peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales and payments on the receivables associated with such sales begin to be received. These increased working capital requirements are funded by borrowings from our lines of credit. Our peak borrowings for the second quarter of 1998 and 1999 were $82.4 million and $89.0 million, respectively.

DEBT SERVICE

     Our ability to make payments on and to refinance our indebtedness, including the Convertible Debentures, and to fund planned capital expenditures, product development efforts and acquisitions will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facilities, will be adequate to meet our future liquidity needs for at least the next 12 months. See "Risk Factors -- We Will Have Significant Debt Service Requirements and May Need to Refinance All or a Portion of Our Debt."

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Convertible Debentures, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Convertible Debentures, at or before maturity. If we need to refinance our debt, we cannot assure you that we will be able to refinance the debt on commercially reasonable terms or at all. See "-- Liquidity and Capital Resources."

IMPACT OF INFLATION

     Inflation is not a significant issue and our management believes that we will be able to continue to minimize any adverse effect of inflation on earnings. This will be achieved principally by cost reduction programs and, where competitive situations permit, selling price increases.

FUTURE RESULTS OF OPERATIONS

     We continue to face competitive pressures. In order to sell at competitive prices while maintaining profit margins, we are continuing to focus on overhead and cost reduction. We have completed much of our restructuring program, and are now focused on the two industry segments in which we are a market leader. We anticipate that significant cost savings will continue to develop from the consolidation of the temperature control business of Cooper Industries with our existing Temperature Control division. These savings commenced during 1998 and should have a favorable impact on our 1999 and 2000 results. Additional cost reductions in other areas that were implemented in 1998 should have significant benefits in 1999. These actions, coupled with the continued focus on EVA, are intended to ensure that we invest only in programs that exceed the cost of capital and focus on improving margins and asset utilization.

YEAR 2000

     We are currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by our computerized information system. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

     We have established a comprehensive response to our Year 2000 exposure. Generally, we have Year 2000 exposure in two areas: (i) our information technology systems and (ii) our non-information technology systems. At June 1998, we completed an inventory of our internal information technology systems and made a preliminary determination of which programs were or were not Year 2000 compliant. During the period ended December 1998, we tested each significant information technology system which we believed to be Year 2000 compliant. In some cases, we will correct Year 2000 issues by implementing new programs which enhance or provide new functionality to these financial and management operating systems. We expect that the cost of this effort will be approximately $1.4 million, which includes capital costs for new software, computers and related equipment. We substantially completed Year 2000 testing and remediation on our critical information technology systems in June 1999 and we expect to substantially complete Year 2000 testing and remediation on our non-critical information technology systems and our non-information technology systems in October 1999.

     As of June 30, 1999, we were nearly complete with our interviews of suppliers, customers, financial institutions and others with which we conduct business to determine the extent to which we would be vulnerable to these third parties' failure to remediate their own potential Year 2000 problems. Our inability, or the inability of these other significant business partners, to adequately address the Year 2000 issues could cause disruption of our operations.

     We do not presently anticipate that our costs to address the Year 2000 issue will have a material adverse impact on our financial condition, results of operations or liquidity.

     Although we expect our internal information technology and non-information technology systems to be Year 2000 compliant as described above, we intend to prepare a contingency plan that will specify what we plan to do if we or important external companies are not Year 2000 compliant in a timely manner. These contingency plans will address the most likely worst case Year 2000 scenarios. We expect to finalize our contingency plans by October 1999.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities": (SFAS No. 133), effective for fiscal years beginning after June 15, 1999 (the FASB has, however, voted to issue an exposure draft to propose a one-year delay in the effective date). SFAS No. 133 requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in values of derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. We have not yet completed our evaluation of the impact that SFAS No. 133 may have on our results of operations or financial position.

                                    INDUSTRY

     A large, diverse number of manufacturers varying in product specialization and size makes up the automotive aftermarket industry. In addition to manufacturing, aftermarket companies also allocate resources towards an efficient distribution process and product engineering in order to maintain the flexibility and responsiveness on which their customers depend. The automotive aftermarket differs substantially from the original equipment manufacturer supply business. Aftermarket manufacturers must be efficient producers of small run lot sizes and do not have to provide systems engineering support. Aftermarket manufacturers also must distribute, with rapid turnaround times, products for a full range of vehicles on the road. While sales of original equipment manufacturer suppliers are tied closely to the North American production volumes of the "Big Three" automakers, aftermarket manufacturers tend to follow different trends (such as average vehicle age, scrappage rates, total miles driven and vehicular registration), generally making aftermarket companies less susceptible to cyclical downturns that may occur in new vehicle production.

     New car dealer networks of original equipment manufacturers account for approximately 30% of aftermarket sales. Traditionally, the supply arms of the original equipment manufacturers and the independent manufacturers who supply the original equipment part applications have supplied a majority of this business. Ford and General Motors have moved to make their supply arms more independent, which may provide future opportunities for independent aftermarket manufacturers to supply replacement parts to the dealer networks of the original equipment vehicle manufacturers, both for warranty and out-of-warranty repairs.

     The primary customers of the automotive aftermarket manufacturers are national and regional warehouse distributors, large retail chains, automotive repair chains and the dealer service networks of the original equipment vehicle manufacturers, as illustrated below.

            [DISTRIBUTION CHANNELS OF AFTERMARKET PARTS FLOW CHARTS]

[Three flow charts. The first flow charts shows that the Traditional Distribution Channel is as follows: from Standard Motor Products, Inc. to the Warehouse Distributor then to the Jobbing Store, and finally to the Installer, the Dealer or the Do-It-Yourselfer. The second flow chart shows that the Original Equipment Service distribution channel is as follows: from Standard Motor Products, Inc. to the Vehicle Manufacturer Parts and Service to the Dealer, and finally to the Installer, the Do-It-Yourselfer or the Jobber. The third flow chart shows that the Retail Distribution Channel is as follows: from Standard Motor Products, Inc. to the Automobile Parts Retailer, and finally to the Do-It-Yourselfer or the Installer.]

     In the traditional distribution network, automotive replacement parts are distributed through a number of levels before reaching the final users. Standard Motor Products and its competitors sell their products to warehouse distributors who supply over 15,000 local auto parts jobbers. These jobbers, in turn, sell primarily to professional mechanics at service stations, garages, and repair shops, and also to consumers who perform automotive repairs themselves (known as "do-it-yourselfers").

     Over the last ten years, there has been a trend toward consolidation in the distribution chain, both by warehouse distributors and retailers, as large firms, with their superior buying power and more efficient distribution systems, have gained market share at the expense of smaller, localized firms. The proliferation of new car models, which are both produced in greater varieties and carry more complex parts, may have hastened consolidation. This proliferation of new car models requires a much greater capital base to support a higher number and variety of parts that must be maintained in a warehouse distributor's inventory for same day delivery to mechanics.

     Retail chains such as Advance Auto Parts, AutoZone, CSK Auto, Discount Auto Parts and Pep Boys/Parts USA sell a substantial amount of automotive aftermarket parts. A key difference between warehouse distributors and retailers is the substantially lower number of parts carried in inventory by retailers. A retailer's inventory is focused on fast-moving items and those used in easier repair jobs, and thus relies on overnight emergency orders to fill in slower moving parts as required. A retailer may carry only 20,000 parts, compared with 80,000 to 100,000 parts carried by warehouse distributors. While both mechanics and do-it-yourselfers purchase aftermarket parts from retail chains, as automotive parts grow more complex, consumers may be less likely to service their own vehicles and may have to become more reliant on dealers and mechanics that have traditionally used warehouse distributors as their parts suppliers. Retailers are currently expanding into the jobber market and warehouse distributors are seeking means to better serve "do-it-yourselfers", possibly resulting in a long-term consolidation of the market. Through our strategy of serving all levels of the aftermarket industry, we believe that we are well-positioned to take advantage of this consolidation. A listing of some of the major automotive retailers and warehouse distributors that distribute aftermarket parts is below.

            TOP FIVE AUTO PARTS RETAILERS AND WAREHOUSE DISTRIBUTORS

RANK   CHAIN                                                        1998 STORES    1998 SALES(1)
----   -----                                                        -----------    -------------
                                                                                   (IN THOUSANDS)
  1    AutoZone...................................................     2,001         $2,691,440
  2    General Parts/Carquest (warehouse distributor)(2)..........       860            800,000
  3    Advance Auto Parts.........................................       814            848,000
  4    Genuine Parts/NAPA (warehouse distributor).................       758            925,000
  5    CSK Auto...................................................       718            845,700

---------------
 Source: Automotive Marketing
 (1) Includes all sales volume for these entities, including sales generated from products not sold by us.
 (2) Only General Parts-owned stores.

     FACTORS INFLUENCING THE AUTOMOTIVE AFTERMARKET

     The automotive aftermarket is going through a period of changes in its structure. Several factors are driving these changes, including:

     - Growth in the number of vehicles on the road

     - Increases in the driving age population and number of vehicles per household

     - Vehicles are on the road longer and driven more miles per year

     - New cars are being priced more out of reach of the average first-time buyer

     - Automotive parts retailers are attempting to displace traditional jobbers

     - Environmental laws are becoming more stringent

     - Broader range in prices for replacement parts

     - Vehicles are comprised of more complex systems, requiring a greater specialization of parts

     - New cars are being made better and have longer warranties

     - Effects of dealer versus non-dealer servicing

     We believe that the above factors also are driving changes in the structure of the European aftermarket.

     GROWTH IN THE NUMBER OF VEHICLES ON THE ROAD. From 1988 to 1997, the number of registered vehicles in the United States increased at an annual rate of approximately 1.8% to approximately 201.1 million vehicles, as represented by the graph below. Growth in light trucks in particular has been strong, increasing 3.7% in 1997 compared to 1996, continuing a decade of steady growth. Canada and Mexico contribute another estimated 17.5 million and 8 million light vehicles on the road, respectively, bringing the 1997 North American market to roughly 227 million potential customers.

                          [VEHICLES IN USE BAR GRAPH]

[Bar Graph - Vehicles in Use - United States - bar graph setting forth the number of vehicles in use in the United States, indicating that approximately 171 million vehicles were in use in the United States in 1988, 175 million vehicles were in use in the United States in 1989, 180 million vehicles were in use in the United States in 1990, 182 million vehicles were in use in the United States in each of 1991 and 1992, 186 million vehicles were in use in the United States in 1993, 188 million vehicles were in use in the United States in 1994, 194 million vehicles were in use in the United States in 1995, 198 million vehicles were in use in the United States in 1996, and 201 million vehicles were in use in the United States in 1997]

     -------------------------
     SOURCE: U.S. DEPARTMENT OF TRANSPORTATION.

     INCREASES IN THE DRIVING AGE POPULATION AND NUMBER OF VEHICLES PER HOUSEHOLD. The size of the driving age population and the number of vehicles per household (vehicle penetration) impact the size of the aftermarket. In 1997, the driving age population reached roughly 183 million drivers, continuing an annual growth rate of 1.6% since 1990. On a per household basis, the number of vehicles increased to 1.99 per family in 1997, reflecting an annual growth rate of 0.5% since 1990. In addition, there were approximately 1.10 vehicles per person of driving age, representing an annual growth rate of 1.2%.

     VEHICLES ARE ON THE ROAD LONGER AND MORE MILES ARE BEING DRIVEN PER
YEAR. Approximately 44% of the 1997 vehicle population was ten years of age or older. More importantly, 74% of the vehicles on the road are over five years of age, a segment which represents the primary customer base of the independent aftermarket. Dealerships typically service vehicles newer than five years old, which do not contribute significant sales to aftermarket distributors or retailers. In 1997, the average car was 8.8 years old, compared to 6.9 years old in 1980. Trucks have also extended their average life to 9.3 years (see the following graph). The increase in average life per vehicle is attributable, among other things, to an increase in the structural integrity of vehicles as well as significant technological innovations in protecting autos from structural and exterior corrosion and improved quality in the major parts systems such as engines and transmissions.

     Vehicles also are being driven more miles per year. This number of miles driven has been steadily rising for the past decade, possibly due to the declining price of gasoline (adjusted for inflation), over the same period. This results in greater wear on a vehicle and therefore a greater need for replacement parts sold in the aftermarket. See "-- New Cars Are Being Made Better and Have Longer Warranties."

                      [AVERAGE AGE OF VEHICLE FLEET GRAPH]

               Bar graph setting forth the average age of the the vehicle fleet in the United States showing that in each of 1988, 1989 and 1990, the average age of the vehicle fleet in the United States was 8.0 years; in 1991, the average age of the vehicle fleet in the United States was approximately 8.1 years; in 1992, the average age of the vehicle fleet in the United States was approximately 8.3 years; in each of 1993, 1994 and 1995, the average age of the vehicle fleet in the United States was approximately 8.5 years; in 1996, the average age of the vehicle fleet in the United States was approximately 8.7 years; and in 1997, the average age of the vehicle fleet in the United States was approximately 8.8 years.

---------------
Source: R.L. Polk & Co.

     NEW CARS ARE BEING PRICED MORE OUT OF REACH OF THE AVERAGE FIRST-TIME BUYER. While cars and light trucks are increasingly incorporating technology in both their design and engineering, such technology comes at a price to the consumer in the show room. In 1989, the average number of weeks of income that it took to pay off a new car was approximately 21.5 based on an average new car price and household median income. As of 1997, this number increased to 31.8 weeks required to pay off the purchase price of a new vehicle. Therefore, more people are driving older cars which are more likely to need replacement parts.

     AUTOMOTIVE PARTS RETAILERS ARE ATTEMPTING TO DISPLACE TRADITIONAL
JOBBERS. More aftermarket parts are now being sold through the retail channel as these stores begin to serve professional mechanics as well as their traditional retail clients. Given that retailers have conveniently located stores already in place, they have been able to sell certain fast-moving product lines to the jobber client base by simply adding more inventory coverage, a same day delivery service and an overnight emergency order system. The increase in the number of retail outlets, serving a broader market volume (partially offset by a decrease in the number of jobbers), results in a net increase in the number of locations carrying a broader range of replacement parts.

     ENVIRONMENTAL LAWS ARE BECOMING MORE STRINGENT. Environmental pressures have forced new measures onto the average driver as well as the original equipment manufacturers at the point of vehicle origination. Recently, several states have begun to impose tighter emission controls at the inspection station, requiring otherwise "clean" vehicles to undergo repair of their emissions systems in order to pass. This translates into a higher utilization of jobbers and service bays as these vehicles are forced to conform to tighter regulatory standards. The end result is a greater demand for aftermarket emission parts. In addition, the growth in anti-fluorocarbon legislation has made similar demands on the interior temperature control systems of the average vehicle. United States production of R-12 based refrigerants such as Freon was no longer permitted as of December 31, 1995. This has forced original equipment manufacturers to replace the system with a recyclable coolant variant. As anti-ozone legislation increases, the average driver will be forced to replace his or her system as well with a variant that is not only more costly, but also requires a lengthy service bay visit.

     BROADER RANGE IN PRICES FOR REPLACEMENT PARTS. Many price conscious consumers have balked at paying a higher price to get original equipment quality replacement parts for their aging cars with a limited remaining life. Aftermarket suppliers responded by supplying multiple versions of the same product at differing price/quality points. This has hurt margins among primarily the smaller suppliers who do not have the efficient distribution channels and production capabilities needed to handle lower margin sales. This factor is contributing heavily to the consolidation of automotive suppliers. Lower margin products have also made many of the aftermarket supplier products more attractive compared to original equipment supplier products in the replacement market. This may work to increase aftermarket firms' share of the automotive replacement parts business. Ultimately, we believe that the larger surviving aftermarket firms will benefit.

     VEHICLES ARE COMPRISED OF MORE COMPLEX SYSTEMS, REQUIRING A GREATER SPECIALIZATION OF PARTS. Vehicles are becoming increasingly complex in terms of their electronics, on a content per vehicle basis. While on average these parts have a greater longevity than the electromechanical parts they are replacing, we believe that the sheer volume of parts required and higher average prices per part outweigh any of the negative effects that longevity may have on aftermarket sales. In short, we believe that the more complicated the system, the greater the chance that a replacement part will be needed in some capacity.

     NEW CARS ARE BEING MADE BETTER AND HAVE LONGER WARRANTIES. As new technology makes its way into the interior of cars, it is also entering vehicles in terms of structural materials. New, corrosive resistant steel and other materials make the average vehicle on the road today less likely to fail structurally, raising the life of the vehicle considerably. Many functional parts are now being designed to last for 100,000 miles of usage. The extension of the average new car warranty evidences the change in durability and quality in the structural and functional components of the vehicle. These longer warranties are likely to keep car owners returning to their dealer for servicing for a longer period of time, thus hurting aftermarket sales. The extent of this influence is uncertain.

     EFFECTS OF DEALER VERSUS NON-DEALER SERVICING. Late model domestic cars and imported vehicles require more expertise and technology to repair. As these have become a greater percentage of the vehicles on the road, non-dealer mechanics have had to invest in greater amounts of equipment and training to service them or risk losing business. While import vehicle owners may return more often to their dealer for servicing, we do not believe that this will substantially hurt aftermarket part sales. Non-dealer repair shops have been rapidly investing in technology and expertise to compete effectively with dealers in servicing import cars. The major replacement parts manufacturers have also responded by providing enhanced ongoing training of professional mechanics and telephonic services that assist mechanics in diagnosing repairs and installing parts. In addition, independent manufacturers are designing parts for ease of installation and providing specialty tools to speed the installation process.

     The net impact of the foregoing factors results in a forecast for the North American automotive aftermarket industry to grow at a minimal rate over the next several years. Because of this limited projected growth, companies are looking for other ways to achieve growth and increase profitability. One of the primary ways to do this is through consolidation. Therefore, companies are looking for acquisition targets that can enhance market share, decrease overhead costs or reduce the numbers of competitors in a product area. See "Risk Factors -- The Market for Replacement Parts is Expected to Experience Minimal Growth Over the Next Few Years."

                                    BUSINESS

COMPANY OVERVIEW

     Standard Motor Products is a leading independent manufacturer and distributor of replacement parts for motor vehicles. We are organized into two divisions, each focused on a specific type of replacement part: (1) Engine Management (ignition and emission parts, fuel system parts and wire and cable) and (2) Temperature Control (compressors, other air conditioning parts and heating parts). We sell our products primarily to warehouse distributors and large auto parts retail chains. In 1998, our customers included most of the top warehouse distributors and all of the leading auto parts retail chains. Our customers include Advance Auto Parts, AutoZone, Carquest and NAPA Auto Parts. We distribute parts under our own brand names, such as Standard, Blue Streak and Four Seasons, and also under private labels for our key customers such as Advance Auto Parts, Carquest and NAPA Auto Parts.

     In 1998, our net sales were $649 million and our operating income was $44 million. Over the past three years, our net sales have grown at a compound annual rate of 13% and our operating income has grown at a compound annual rate of 14%. This strong performance has continued in 1999, as first quarter revenues were 40% higher than the comparable quarter in 1998. Excluding revenues from acquisitions, net sales increased 12% during the three months ended March 31, 1999, compared to the three months ended March 31, 1998. The following charts set forth our net sales by manufacturing division, geographic region and customer group as a percentage of total net sales for the year ended December 31, 1998.

                               [THREE PIE CHARTS]

              [Three net sales pie charts are set forth in the Prospectus. The first pie chart is entitled "1998 Net Sales by Manufacturing Division." It indicates that engine management products make up
          54% of our net sales, and temperature control products make up
          46% of our net sales. The second pie chart is entitled "1998
          Net Sales by Geographic Region." It indicates that the 90% of our net sales are to customers in the United States, 4% are to customers in Canada, and 6% are to customers in the rest of the world. The third pie chart is entitled "1998 Net Sales by Customer Group." It indicates that warehouse distributors make up 82% of our net sales and retail makes up 18% of our net sales.]


     We believe that the key elements that have led to our success are as follows:

          - SHARPENED BUSINESS FOCUS. Beginning in mid-1997, we implemented a restructuring program to focus on our strong core businesses of Engine Management and Temperature Control. We exited our unprofitable and non-strategic brake, service line and fuel pump businesses. We acquired the temperature control business of Cooper Industries and made several other strategic acquisitions. In sum, from mid-1997 to mid-1998, we repositioned approximately 30% of our revenue base. We believe this strategy of developing critical mass in two core businesses has allowed us to improve our cost position, to access new markets and to focus our engineering efforts.

          - CONTINUED SUBSTANTIAL MARKET SHARE. Following the restructuring, our two divisions have substantial market shares in their respective product lines. In Engine Management, we have more than 30% of the North American aftermarket and we believe that we are the number one manufacturer serving this market. In Temperature Control, we have more than 50% of the North American aftermarket and are the number one manufacturer serving this market. Our significant market position allows us to maximize our production and distribution efficiencies and to leverage access to our customer base.

          - IMPROVED OPERATING AND FINANCIAL PERFORMANCE. In late 1997, we adopted Economic Value Added (EVA(R)) as our primary financial measurement for evaluating investments and for determining incentive compensation. Since adopting EVA, our operating margin improved from 1.7% in 1997 to 6.8% in 1998. Our return on average stockholders' equity improved from a loss in 1997 to 11.4% in 1998. EVA is equal to net operating profits after economic taxes, less a charge for capital invested in Standard Motor Products. The charge for invested capital is equal to the product of the total capital invested in Standard Motor Products and the weighted average cost of capital for Standard Motor Products' target blend of debt and equity (12% for us). Our management places significant emphasis on improving our financial performance, achieving operating efficiencies and improving asset utilization. As we continue to expand both our product base and geographic scope and as we identify programs to reduce costs, our management will evaluate investments and acquisitions based on both EVA and strategic importance. In addition, we currently determine compensation for all top managers using an EVA-based system and in 1999 increased the number of managers participating in our EVA-based compensation system to more than 200 participants.

          - EXPANDED CHANNEL BREADTH. We have greatly expanded our coverage of the channels of distribution in North America since the early 1990's, when we focused primarily on wholesale distributors. Today we ship products to all channels of distribution including wholesale distributors, retail chains, service chains and original equipment dealer service. The most dramatic expansion has been in the growing retail segment. In 1992, we sold approximately $12 million to retailers (representing 3% of net sales from continuing operations for that year) and in 1998 we sold approximately $119 million to retailers (representing 18% of net sales from continuing operations for that year). We believe that the breadth of our distribution channel coverage positions us to take advantage of any future shifts in market distribution channels.

     We believe that our success also is attributable to our emphasis on product quality; the breadth and depth of our product lines for both domestic and imported automobiles; and our reputation for outstanding customer service, as measured by rapid order turn-around times and high order fill rates. In addition, we have a highly regarded direct sales force of approximately 300 people marketing all of our product lines, which serves to generate strong name recognition and customer loyalty. Our sales force is acknowledged as an industry leader in technical competence and training. We also use independent sales representatives to complement our sales force in certain product lines and distribution channels.

STRATEGY

     Our goal is to drive revenue and earnings growth by providing high quality, low cost replacement parts in the engine management and temperature control automotive aftermarkets. We intend to achieve this goal by focusing on further penetration of domestic markets, by broadening our product range while focusing on developing technology, leveraging our significant market share, pursuing cost cutting initiatives and acquiring businesses complementary to our two product lines. We also are expanding our presence in the original equipment service and international arenas.

     The key elements of our strategy are as follows:

          - MAINTAIN TECHNOLOGICAL LEADERSHIP. We are committed to investing the resources necessary to maintain our technological leadership in emerging aftermarket product areas such as computer-controlled engine management systems, distributorless ignition systems, sensors and fuel injection parts. We are actively working to develop further applications of our present product lines to incorporate the latest technologies in North America and Europe. We have established Blue Streak Electronics, Inc., a joint venture which is today a leader in remanufactured automotive computers. Other examples of our commitment to technology include our oxygen sensor business' expansion into the latest four wire sensors, our motor business' expansion into four pole motors and our electronic ignition business' expansion into state-of-the-art applications. We believe that this assures our access to the replacement parts business for the latest vehicles introduced. We have expanded our product lines to include certain sensors, air conditioning controls and other automotive computers.

          - EXPAND INTERNATIONAL PRESENCE. International sales for the year ended December 31, 1998 made up approximately 10% of our revenues, approximately 40% of which were in Canada. We believe that major opportunities exist to broaden our international base. We have developed a base for European expansion through four acquisitions and internal growth because we believe that the following present an opportunity for us in the European market:

        -- the fragmentation of the market for European automotive aftermarket parts and the increasing presence of many non-original equipment, independent suppliers in this market,
        -- the increasing pan-European nature of distribution of automotive aftermarket parts in Europe due to the establishment of the
           European Union, and pan-European distribution groups,
        -- the replacement of original equipment service outlets with additional independent jobber and retail outlets, and
        -- the dramatic growth in the number of automobiles on the road with installed air conditioners and engine electronics.

     We believe that these factors will create consolidation in the European automotive aftermarket parts market, allow for increased distribution channels throughout Europe and present an opportunity for independent suppliers, such as Standard Motor Products, who provide a full range of products for European applications. The demographic factors for this market are the same as in North America. We are currently evaluating opportunities in Europe to broaden our product lines and establish enhanced geographic distribution through established brand names. To date, we have established a distribution center for temperature control products in Strasbourg, France, established a joint venture for the remanufacture of air conditioning compressors, and launched a remanufacturing site for engine computers and sensors in England to support the European market. Early in 1999, we acquired Webcon and Injection Correction to further expand our engine management presence in Europe. In April 1999, we continued our European expansion effort with the acquisition of Lemark Auto Accessories Limited, a United Kingdom-based manufacturer and distributor, primarily of ignition wire and other engine management products, improving our market share position to number two in the United Kingdom market.

          The shift in Europe to engine management and temperature control products such as those sold by Standard Motor Products is occurring much later than in the United States. In 1999, the installation rate of air conditioning systems in European cars was approaching 61%, as opposed to 98% in the United States. The mass introduction of electronics for fueling and engine controls in Europe was nearly ten years behind that in the United States. Today, most European vehicles have electronic injection fueling systems and engine management systems.

          - BROADEN CUSTOMER BASE. We intend to continue efforts to market our products more broadly to certain repair chains, original equipment vehicle manufacturers for dealer service and other aftermarket parts manufacturers. These customer groups have historically been underrepresented in our sales. We have grown our direct sales to retailers over the past five years from $12 million in 1992 to $119 million in 1998. We believe that the move to create independent component manufacturing companies at Ford and General Motors will present us with increased original equipment service opportunities. We are actively working on and have received several small orders for original equipment service parts. In addition, we are continuing to utilize cross-marketing to increase sales to existing customers who are currently purchasing only some of our product lines.

          - DEVELOP NEW PRODUCT LINES AND PRODUCT LINE EXTENSIONS. We intend to continue to expand the range of engine management and temperature control products we offer our customers through a combination of internal development and selective acquisitions. By adding new products manufactured by us, such as small motors, oxygen sensors and fan clutches, we have been able to increase our sales to existing customers and to attract new customers. As part of this strategy, we also are expanding our product penetration by increasingly developing multiple brands and private label brands under a "good-better-best" concept to address different market segments and price points.

          - IMPROVE OPERATING EFFICIENCY AND COST POSITION. We intend to continue to improve our operating efficiency and cost position, by:

        -- increasing cost-effective vertical integration,
        -- focusing on efficient inventory management, -- adopting company-wide programs geared toward manufacturing and distribution efficiency, and
        -- implementing company-wide overhead (operating expense) cost reductions.

     We have increased vertical integration in key product lines through both internal development and acquisitions. Examples of this include our 1995 establishment of our blower motor business and our acquisitions of the Hayden division of The Equion Corporation and of Eaglemotive Corporation, which make us a more vertically integrated manufacturer in the air conditioning business, and our acquisition of AlliedSignal's oxygen sensor manufacturing business in the engine management business. We have improved our asset management, as reflected in the $55 million decline in inventory from 1996 to 1998. This decline was the result of several factors, including the divestiture of our discontinued Brake and Service Line divisions, offset by acquisitions, and approximately $22 million related to inventory management systems we have implemented in our Engine Management division. We expect further improvements in 1999. We have instituted a number of company-wide cost containment programs including reducing new customer acquisition costs, implementing administrative headcount reductions, reorganizing our sales force, and rationalizing our existing manufacturing facilities into lower cost locations. Examples of this are the consolidations within our wire business and within our small motor business, and the pending consolidation of five temperature control facilities into two. During the same time period, we have decreased our selling, general and administrative expenses (excluding debt expense) from 28.1% of sales in 1997 to 24.5% in 1998. We also are focusing heavily on lowering in-house manufacturing cost for key products to ensure high quality, competitive cost and availability.

ACQUISITION HISTORY

     We have established an acquisition strategy covering specific areas in engine management and temperature control, namely: the broadening of new product lines; the addition of low cost lines within the main areas of our business; vertical integration; and international expansion. We have made several acquisitions since our strategy was implemented in 1995, and plan to continue with our acquisition strategy. Our management has adhered to a disciplined business strategy and EVA(R) in assessing acquisition opportunities, including a requirement that any acquisition be accretive to earnings no later than the second full year after its completion.

     On March 28, 1998, we completed the exchange of our brake business for the temperature control business of Cooper Industries. This exchange was the largest component of our restructuring program as we exited the unprofitable and non-strategic brake business. The acquisition of Cooper's temperature control business increased the division's revenues for the three month period ended March 31, 1999 by $30.8 million or 87.3% and provided us with more than a 50% North American market share. This restructuring has allowed us to develop critical mass and to improve our cost position in temperature control and access new markets. We recently began the process of consolidating the acquired business into our Four Seasons division, and expect to realize the full benefits of the acquisition by fiscal year 2000.

     The following table summarizes acquisitions and divestitures we have made since January 1, 1996:

                                         ACQUISITION                                 BUSINESS OF ACQUIRED
ACQUISITION                                  DATE            LOCATION                      COMPANY
-----------                              -----------         --------                --------------------
Lemark Auto Accessories Limited.......      April 1999    United Kingdom    Manufacture and distribution primarily
                                                                            of ignition wire and other engine
                                                                            management products
Eaglemotive Corporation...............   February 1999    Fort Worth,       Manufacture and distribution of fan
                                                              Texas         clutches and oil coolers
Webcon UK Limited and Injection
  Correction UK Limited...............    January 1999    Two locations     Manufacture and distribution of
                                                           in the United    full-line engine management products
                                                             Kingdom
Temperature control division of Cooper
  Industries..........................      March 1998      Multiple        Manufacture and distribution of
                                                           locations in     full-line temperature control products
                                                           the United
                                                             States
Oxygen sensor manufacturing business
  of AlliedSignal.....................  September 1997    Wilson, North     Manufacture of oxygen sensors
                                                            Carolina
Filko Automotive Division of F&B
  Manufacturing.......................    January 1997     Bradenton,       Manufacture and distribution of
                                                             Florida        ignition wire and other engine
                                                                            management products
Hayden Division of The Equion
  Corporation.........................   December 1996      Corona,         Assembly and distribution of heavy
                                                           California       duty cooling products
Fibro Friction, Inc. (since
  divested)...........................       July 1996     Montreal,        Formulation of friction materials and
                                                             Canada         supply of integrally molded brake pads
Intermotor Holdings Limited...........       July 1996    Nottingham,       Manufacture and distribution of engine
                                                             England        management products, primarily to the
                                                                            European market
Federal Parts Corporation.............   February 1996    Dallas, Texas     Manufacture and distribution of
                                                                            ignition wire products

                                        DISPOSITION                                   BUSINESS OF DISPOSED
             DISPOSITION                    DATE            LOCATION                        COMPANY
             -----------                -----------         --------                  --------------------
Champ/ASL.............................     Fall 1998      Edwardsville,      General service line
                                                             Kansas
Pik-A-Nut.............................     Fall 1998       Huntington,       General service line
                                                             Indiana
Fuel Pump business....................  October 1998    Long Island City,    Manufacture and distribution of fuel
                                                            New York         pumps
EIS Brake parts.......................    March 1998         Berlin,         Manufacture of brake parts
                                                           Connecticut
EIS Brake Manufacturing (EBM).........    March 1998     Ontario, Canada     Manufacture of brake parts
Fibro Friction, Inc...................    March 1998    Montreal, Canada     Formulation of friction materials and
                                                                             supply of integrally molded brake pads

DESCRIPTION OF OPERATIONS

     The table below shows our sales by product groups for the last three years(1):

                                        1998(2)                  1997                    1996
                                 ---------------------   ---------------------   ---------------------
                                  AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL    AMOUNT    % OF TOTAL
                                 --------   ----------   --------   ----------   --------   ----------
                                                            (IN THOUSANDS)
ENGINE MANAGEMENT:
  Ignition and Emission
     Parts.....................  $256,913       39.6%    $265,662       47.4%    $259,782       50.6%
  Fuel Systems.................    22,911        3.5       29,678        5.3       32,909        6.4
  Wire and Cable...............    68,840       10.6       70,484       12.6       60,718       11.9
                                 --------     ------     --------     ------     --------     ------
     Subtotal..................   348,664       53.7      365,824       65.3      353,409       68.9
                                 --------     ------     --------     ------     --------     ------
TEMPERATURE CONTROL:
  Compressors..................   131,154       20.2       79,237       14.2       72,522       14.1
  Other Air Conditioning
     Parts.....................   145,207       22.4       94,744       16.9       70,677       13.8
  Heating Parts................    20,783        3.2       13,937        2.5       13,224        2.5
                                 --------     ------     --------     ------     --------     ------
     Subtotal..................   297,144       45.8      187,918       33.6      156,423       30.4
                                 --------     ------     --------     ------     --------     ------
  Other........................     3,612        0.5        6,081        1.1        3,575        0.7
                                 --------     ------     --------     ------     --------     ------
          Total................  $649,420      100.0%    $559,823      100.0%    $513,407      100.0%
                                 ========     ======     ========     ======     ========     ======

---------------
(1) This table reflects continuing operations only and has excluded our discontinued Brake and Service Line divisions.

(2) The decline in 1998 sales reflects the divestiture of our fuel pump business in October 1998 and reduced sales to A.P.S., Inc., one of our largest customers, as A.P.S., Inc. went through bankruptcy proceedings.

  ENGINE MANAGEMENT DIVISION

     Our Engine Management Division manufactures and distributes a broad range of parts including ignition and emission parts, rebuilt engine computers and various sensors, fuel system components, wire and cable products for domestic and import vehicles. As shown in the table above, this division had sales of $348.7 million in 1998, which represented a 4.7% decrease over 1997. The decline in sales was primarily due to the sale of our fuel pump business and reduced sales to A.P.S., Inc., one of our largest customers, as A.P.S., Inc. went through bankruptcy proceedings.

     Replacement parts for automotive ignition and emission control systems accounted for 39.6% of our total sales in 1998. These parts include distributor caps and rotors, electronic ignition control modules, voltage regulators, engine control modules, coils, switches, sensors and EGR valves. We are a basic manufacturer of many ignition parts we market. These products cover a wide range of applications, from 30-year old vehicles to current models, both domestic and imports, including passenger cars and light trucks. The products also cover certain farm, off-road and marine applications.

     We offer products at three different price points under a "good-better-best" concept. We began by offering ignition parts under the "Standard" brand name that were equal in quality to original equipment parts installed on new vehicles. Soon afterward, we pioneered the concept of offering higher quality parts, sold under the Blue Streak brand name, that were significantly better than original equipment. We priced these products at a premium. We now offer lower-priced lines under the Tru-Tech and Modern Mechanic brand to compete with certain lower priced private labels.

     Nearly all new vehicles are factory-equipped with computer-controlled engine management systems to control ignition, emission control, and fuel injection. The on-board computer monitors inputs from many types of sensors located throughout the vehicle, and controls a myriad of valves, switches and motors. We are a leader in the manufacture and sale of these engine management component parts, including remanufactured automotive computers. The shift from the traditional breaker-point ignition systems to electronic ignition systems started approximately 20 years ago. The shift was a response to pressures from the government and environmental groups to reduce national fuel consumption and the level of pollutants from auto exhaust. Electronic ignition systems enable the engine to improve fuel efficiency and reduce the level of hazardous fumes in exhaust gases. Electronic control modules and electronic voltage regulators comprise a significant and growing portion of our total ignition sales. In 1998, electronic components comprised 13.2% of our total ignition sales.

     In 1992, we entered into a 50/50 joint venture, Blue Streak Electronics, Inc., in Canada to rebuild automotive engine management computers and mass air flow sensors. This joint venture's volume is sold primarily to Standard Motor Products and has positioned us as a key supplier in the rapidly growing remanufactured electronics markets. In 1994, we vastly increased our offering of remanufactured computers and instituted a program of offering slower moving items by overnight shipment from our factory. This has enabled our customers to expand their coverage without increasing inventory investment. The joint venture has further expanded its product range to include temperature control computers, anti-lock brake system computers and air bag computers and in 1997 launched an operation in Europe to serve that market and an operation in Florida to better serve the United States market in slow-moving items.

     We divide our electronic operations between product design and highly automated manufacturing operations we perform in Orlando, Florida, and assembly operations, which we perform in assembly plants in Orlando, Florida and Hong Kong.

     Our sales of sensors, valves, solenoids and related parts have increased steadily as auto manufacturers equip their cars with more complex engine management systems. Stricter government emission laws are being implemented in various parts of the United States. Specifically, the most significant law is 1990's Federal Clean Air Act. The I/M240 section of the Clean Air Act imposes strict emission control test standards on existing as well as new vehicles, by means of a dynamometer test. The law is widely expected to be gradually implemented throughout the United States. In the future, we expect these new laws to have a positive impact on sales of our ignition and emission controls parts. However, the timing of such impact will depend on how quickly government agencies implement these new procedures at state levels. Vehicles failing these new, more stringent test have required repairs utilizing parts sold by us.

     Although we have completed the sale of our fuel pump business, we remain in the business of selling carburetor repair kits worldwide and carburetor systems in Europe and fuel injectors worldwide.

  TEMPERATURE CONTROL DIVISION

     We market a broad line of replacement parts for automotive temperature control systems (air conditioning and heating), primarily under the brand names Four Seasons, Factory Air, Tru-Tech, Everco, Murray, NAPA and Carquest. In recent years Four Seasons has offered private label packaging to its larger accounts. The major product groups we sell are compressors, small motors, fan clutches, dryers, evaporators, accumulators, hoses, heater cores and valves.

     Revenues from our Temperature Control division increased 58.1% in 1998 to $297.1 million and accounted for approximately 45.8% of our total sales. Excluding revenues from acquisitions not present in 1997, revenues increased by $31.5 million or 16.8% in 1998. Following is a breakdown of this division's 1998 sales by major product category:

MAJOR PRODUCT CATEGORY                                          1998 SALES
----------------------                                        --------------
                                                              (IN THOUSANDS)
Compressors.................................................     $131,154
Other Air Conditioner Parts.................................      145,207
Heating Parts...............................................       20,783
                                                                 --------
          Total.............................................     $297,144
                                                                 ========

     A major factor in the Temperature Control division's business is the federal regulation of chlorofluorocarbon refrigerants. United States legislation phased out production of domestic R-12 refrigerant (e.g., DuPont's Freon) completely by the end of 1995. As the law became effective, vehicle air conditioners needing repair or recharge were retrofitted to use the new R-134a refrigerant. New vehicles began to use the new refrigerants in 1993. Installers continue to seek training and certification in the new technology and our Temperature Control division has taken the lead in providing this training and certification. Technological changes necessitate many new parts, as well as new service equipment. In anticipation of the CFC phaseout, in 1994 we re-engineered our compressor line to be able to operate efficiently utilizing either R-12 or R-134a refrigerants. This was the first such move in the industry. We remain a leader in providing retro-fit kits for conversion of R-12 systems.

     In June 1995, we acquired Automotive Dryers, Inc. and Air Parts, Inc. to become a more basic manufacturer of the major product supplied by the Temperature Control division and to gain access to the lower priced tier of the market through a new distribution channel. Automotive Dryers, Inc. manufactures and distributes receiver filter dryers and accumulators for mobile air conditioning systems, and is the leading independent supplier of aftermarket evaporators and accumulators for high performance cars (such as BMW and Porsche), in the United States. Air Parts, Inc. is a distributor of a limited, no-frills line of parts for mobile air conditioning systems. These acquisitions expanded the manufacturing and distribution capabilities of our Temperature Control division. Air Parts, Inc. also has provided us with our first temperature control sales to NAPA, the largest automotive aftermarket distributor in the United States.

     In December 1996, we acquired the Hayden Division of The Equion Corporation, a basic manufacturer of fan clutches and oil coolers. This acquisition expanded Four Seasons' profitable manufacturing base and greatly expanded the distribution channels for this key product line.

     To further leverage our strong base with retailers, in 1996 Four Seasons launched a small electric motor manufacturing and assembly facility in Ontario, Canada. This has greatly enhanced the sale of parts requiring small motors. In 1999, Four Seasons plans to launch production of the latest motor technology to further enhance its market position. In 1997, we also launched a facility to produce aluminum evaporators. This product enhanced Four Seasons' position in both aftermarket and original equipment channels.

     Four Seasons is the world's leader in the remanufacture of compressors for mobile air conditioning systems. We believe that Four Seasons has the highest quality and lowest cost product. To further enhance its market position, in 1997 Four Seasons began the manufacture of select models of new compressors. These new compressors are generally for models whose cores used for remanufacturing are difficult to find and are expensive. Four Seasons is the only replacement parts manufacturer to provide such models of new compressors.

     In March 1998, we exchanged our brake business for the temperature control business of Cooper Industries. In addition to further strengthening our market share of the air conditioning replacement parts market, it greatly expanded our position in the small motor and heater parts market. Work has begun to consolidate the two businesses, and by early 2000 we expect to have closed three manufacturing facilities and consolidated three distribution sites into one. We have begun to achieve significant cost reductions, with the full impact not expected to be realized until the year 2000.

     With our leading technical, manufacturing and distribution skills, we are well positioned to play a significant role in the expanding European market for air conditioning replacement parts. As the installation rates of air conditioning in new vehicles grow and this expanding population of air conditioning equipped vehicles ages, this will create a significant growth opportunity for us. Work has begun for us to be positioned to take advantage of this future opportunity through the launch of a remanufactured compressor joint venture in France and a Four Seasons distribution center in Strasbourg, France. The compressor joint venture with Valeo S.A. will provide products for both original equipment service requirements and independent distribution channels throughout Europe. We are evaluating other pan-European channels of distribution for our products to serve this expanding market.

INTERNATIONAL SALES

     We sell to the international markets primarily through our Canadian subsidiaries, direct exports and through a growing local presence in Europe. During 1998, approximately 10% of our total sales, or $63.3 million, were international, of which approximately 40%, or $25.5 million, were to the Canadian market. Our sales to the Canadian market in 1998 remained relatively flat compared to 1997. Our remaining international sales are largely in Europe and through direct exports to Latin America.

     The table below shows our international sales for the last three years, excluding sales from discontinued operations:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1998       1997       1996
                                                       ----       ----       ----
                                                             (IN THOUSANDS)
Canada..............................................  $25,513    $25,748    $24,470
All Other...........................................   37,863     40,252     14,226
                                                      -------    -------    -------
Total...............................................  $63,376    $66,000    $38,696
                                                      -------    -------    -------

     The European automotive aftermarket has historically been regional in nature and more dependent on original equipment dealers, making penetration by non-original equipment suppliers very difficult. However, it is currently undergoing large scale changes, evolving into a Pan-European market, with broader availability of independent replacement parts. We believe that opportunities exist through acquisitions, internal direct investment and the establishment of joint ventures with European partners whereby we would combine the export of products with manufacturing operations in European countries. We would provide technical and production expertise while the joint venture partner would assume primary distribution responsibility under an established brand. Products that we believe are good candidates for such joint ventures include remanufactured computers, temperature control parts, and ignition and emission control products. In July 1996, we acquired a 73% interest in Intermotor Holdings Limited, which we believe is the leading manufacturer of ignition replacement parts in the United Kingdom. We are in the process of expanding this business by adding new products and seeking acquisitions. In 1997, Blue Streak Electronics, a joint venture 50% owned by us, launched a venture in Europe to produce re-manufactured engine computers. In late 1996, we also launched Four Seasons Europe, a business which distributes temperature control products in Europe. In late 1998, Standard Motor Products Holdings Limited acquired an 85% interest in Webcon UK Limited, a leading distributor of carburetor and engine management products and, through Blue Streak Electronics, an 87.5% interest in Injection Correction UK Limited, a remanufacturer of engine computers. In April 1999, we acquired Lemark Auto Accessories Limited, a United Kingdom-based manufacturer and distributor primarily of ignition wire and other engine management products. We will integrate these businesses within our existing European operations.

SALES AND DISTRIBUTION

     We sell products under our proprietary brand names throughout the United States, Canada, Latin America, Europe and the Middle East. The Company's products are then distributed to warehouse distributors, including approximately 15,000 jobber outlets located throughout the United States and Canada. The jobbers sell our products primarily to professional mechanics and to consumers who perform their own automobile repairs. In addition, we sell directly to large auto parts retail chains such as Advance Auto Parts, AutoZone, CSK Auto, Discount Auto Parts and Pep Boys/Parts USA.

     As of March 31, 1999, we sold and serviced our products through a direct sales force of approximately 300 people and, in certain instances, through independent sales representatives. Independent surveys have indicated that our sales force is the premier direct sales force for our two product lines. We believe the primary reason for this reputation is our high concentration of highly qualified, well-trained salespeople dedicated to geographic territories. This allows us to provide a level of customer service that is unmatched. The United States sales force is divided into four regions, each with five to six zones and approximately eight salespeople per zone. We also have two dedicated sales forces, one for Carquest customers in the United States and the second for Canadian customers. These two dedicated sales forces aggregate approximately 100 people.

     From the outset, we thoroughly train our salespeople both in the function and application of every product line we sell, as well as in proven sales techniques. Customers therefore depend on these salespeople as a reliable source for technical information. We give newly hired salespeople extensive instruction at our training facility in Grapevine, Texas and have a policy of continuing education that allows our sales force to stay current on troubleshooting and repair techniques, as well as the latest automotive parts and systems technology. We employ a comprehensive CD-ROM training program that further broadens our capability to provide real-time updated training to our salespeople.

     We generate demand for our products by directing a significant portion of our sales effort to our customers' customers (i.e., jobbers and professional mechanics), creating a demand-pull through our traditional distribution system. To help our salespeople to be teachers and trainers, we focus our recruitment efforts on candidates who already have strong technical backgrounds as well as sales experience. Many are certified mechanics in their area of expertise under industry-accepted tests developed by the National Institute for Automotive Service Excellence (ASE). Our sales force has collectively earned almost 1,000 ASE certificates in engine performance, electrical systems and air conditioning. We also create pull-through demand for our products through the Standard Plus Club. The Standard Plus Club, a professional service dealer network comprised of approximately 13,000 members, offers technical and business development support and has a technical service telephone hotline which provides diagnostics and installation support. This club is available to any jobber or installer and provides training, special discount programs, on-line diagnostics assistance and logo merchandise.

     Our salespeople are responsible for training the sales forces of warehouse distributors and jobbers and the mechanics who work with our products. With constant changes in automobile models, our salespeople ensure that our customers are informed of the latest technological advances. One means of educating mechanics, warehouse distributors and jobber salespeople is through clinics, usually consisting of a lecture supported by visual aids. Our salespeople frequently give clinics with the sponsorship of local warehouse distributors and/or jobbers. They set up field classrooms and examine specific vehicle systems in-depth. Another new training tool that we have found highly successful is the use of instructional videotapes which we produce.

     In 1998 we conducted approximately 4,000 instructional clinics to teach mechanics how to diagnose and repair complex systems related to our products. We also publish and sell related service manuals and video/cassettes and provide a free technical information bulletin service to registered mechanics.

     While we make minimal use of advertising, the use of catalogues is a major marketing tool. During 1998, we utilized approximately 25 different catalogues. We also use promotions such as cooperative advertising programs.

CUSTOMERS

     Our customer base is comprised largely of warehouse distributors, jobber outlets, retailers, other manufacturers and export customers. No single customer accounted for more than 10% of our 1998 sales. Warehouse distributors were our largest customer group, representing approximately 82% of our total sales in 1998. Our major customers in this category include the rapidly growing company General Parts, Inc. (an operator of warehouse distributors and jobber stores under the Carquest name) and the largest wholesale distributor, Genuine Parts Company (NAPA Auto Parts).

     In addition to serving our traditional customer base, we have expanded into the retail market by commencing sales to large retail chains such as Advance Auto Parts, AutoZone, CSK Auto, Discount Auto Parts and Pep Boys/Parts USA, among others. Sales to retail chains totaled approximately $119 million in 1998.

     The acquisition of new customers typically involves sizable start-up costs, including stocklifts, new packaging, sales aids and sales training. In the aftermarket, large initial changeover costs are an unavoidable and necessary part of acquiring a new customer. Conversely, due to their physical complexity, cost and size, such changeovers also create significant barriers to entry for new competitors. In certain instances, we have made acquisitions of smaller competitors as a cost-effective means of gaining access to new customers and markets.

     In addition to our core customer base, we see growth opportunities in two new customer categories: other aftermarket manufacturers and original equipment dealers and the parts and service network of the original equipment vehicle manufacturers. Sales to other aftermarket manufacturers ("co-manufacturing") have evolved with parts proliferation. The setup and production of a new line of products can be expensive and time consuming. Consequently, aftermarket manufacturers outsource the production of certain parts while still offering such products under their existing brand names. This results in manufacturers concentrating on their core competencies, while still being able to offer a broad product line. We believe that co-manufacturing sales will continue to grow and we currently sell certain parts to Dana and Federal Mogul, among others.

COMPETITION

     We are among the largest manufacturers of replacement parts for product lines in our two divisions, namely engine management and temperature control. We compete primarily on the basis of product quality, price, customer service, product coverage, product availability, order turn-around time and order fill-rate. Our management believes that we differentiate ourselves primarily through our value-added, knowledgeable sales force; our extensive product coverage; our sophisticated parts cataloguing systems; and inventory levels sufficient to meet the rapid delivery requirements of customers.

     In the engine management business, we are the top aftermarket manufacturer in the United States. We estimate that our market share in 1998 was approximately 30%. Dana and Delco Electronics Corporation (a GM subsidiary) each have a 25% to 30% share of the market, followed by Wells Manufacturing Corporation (a UIS, Inc. subsidiary) which we estimate has a 10% market share.

     Our temperature control business is the primary producer and distributor of a full line of temperature control products in the North American market. With a market share of over 50%, we are greater in size and scope than any of our competitors. Delco Electronics Corporation, Filters, Go Dan and Stant are key competitors in this market, but each produces a limited product line.

     Although we are a leading independent manufacturer of automotive replacement parts with strong brand name recognition, we face substantial competition in all markets that we serve. Certain major manufacturers of replacement parts are divisions of companies having greater financial resources than Standard Motor Products. In addition, automobile manufacturers supply virtually every replacement part sold by us, although these manufacturers generally supply parts only for cars they produce. See "Risk Factors -- Our Industry is Highly Competitive; Some of Our Competitors Have Greater Resources Than We Do."

WORKING CAPITAL MANAGEMENT

     Since the early 1990s, automotive aftermarket companies have been under increasing pressure to provide broad SKU coverage in response to parts and brand proliferation. Consequently, our inventory rose to historically high levels and, in response, in early 1991 we initiated a major program to reduce excess inventory which included the following elements:

     - single point distribution,

     - introduction of just-in-time cellular manufacturing techniques, and

     - the consolidation of distribution facilities.

     In recent years, we have reduced inventories from $229.2 million at December 31, 1996 (with inventory turns at 2.3x for that year) to $174.1 million at December 31, 1998 (with inventory turns at 2.4x for that year).

     Since 1996, we have made significant changes to our inventory management system to reduce inventory requirements. We launched a new forecasting system in our Engine Management division that permitted a significant reduction in safety stocks. Our Engine Management division also is introducing a new distribution system in the second half of 1999, which will permit pack-to-order systems to be implemented. Such systems permit us to retain slow moving items in a bulk storage state until an order for a specific brand part is received. This system reduces the volume of a given part in inventory and reduces the labor requirements to package and repackage inventory. Significant benefits from these systems will accrue once they are fully implemented by year end 1999.

     As discussed above, one of the cost savings measures we adopted in the early 1990s was a single point distribution system that eliminated cross-shipping between distribution centers. Historically, we had stocked a complete selection of products at each distribution center to minimize delivery times to our customers. This resulted in shipping costs and inventory levels that were higher than necessary. In 1991, we dramatically reduced this practice. We began shipping products primarily from those distribution centers located closest to the manufacturing facility where each respective product line was produced. We are continuing to refine this practice. While a slight increase in delivery times to customers has been experienced, we have improved service fill rates and there has been no significant impact on our reputation for outstanding customer service.

     Average accounts receivable have increased from 23.9% of sales as of March 31, 1996 to 27.2% of sales as of March 31, 1999. Meanwhile, receivable days outstanding have increased from 100.7 days as of March 31, 1996 to 123.2 days as of March 31, 1999. This trend is primarily due to a change in our customer mix. We expect the average terms of accounts receivable to improve during 1999. Bad debt expense from continuing operations typically has been less than 1% of sales for the past several years, except for 1997 when a $10.5 million reserve was established for the write-off of receivables from A.P.S., Inc., which filed for Chapter 11 bankruptcy protection in February 1998. We are implementing a new accounts receivable system in 1999 that should provide the necessary tools for improved collection efforts to reduce past due accounts and days outstanding.

SUPPLIERS

     Our raw material purchases consist principally of brass, electronic components, fabricated copper (primarily in the form of magnet and insulated cable), ignition wire, stainless steel coils and rods, aluminum coils and rods, lead, rubber molding compound, thermo-set and thermo-plastic molding powders. Additionally, we use components and cores (used parts) in our remanufacturing processes for computerized electronics and air conditioning compressors.

     We purchase most materials in the open market, but we do have a limited number of supply agreements on key components. A number of prime suppliers make these materials available. In the case of cores, we obtain them either from exchanges with customers who return cores when purchasing remanufactured parts, or through direct purchases from a network of core brokers. We believe there is an adequate supply of primary raw materials and cores. In order to ensure a consistent, high quality, low cost supply of key components for each product line, we continue to develop our own sources through internal manufacturing capacity and/or acquisitions.

PRODUCTION AND ENGINEERING

     We engineer, tool and manufacture many of the components for our products. We purchase certain commonly available small component parts from outside suppliers. We also perform our own plastic and rubber molding operations, stamping and machining operations, automated electronics assembly and a wide variety of other processes. In the case of remanufactured components, we conduct our own teardown, diagnostics, and rebuilding for computer modules and air conditioning compressors. We have found that this level of vertical integration provides advantages in terms of cost, quality and availability. We intend to selectively continue efforts toward further vertical integration to ensure a consistent quality and supply of low cost components.

     We have an engineering department staffed by approximately 120 people, approximately 65% of whom are graduate engineers. The department performs product development and quality control, and, wherever practical, designs machinery for the automation of our processes. A unique facility at the Orlando, Florida plant is the Class 10,000 clean room. At this location, hybrid thick film circuits are screen printed on ceramic substances. We also make the metal screens used in printing at this facility, utilizing an advanced photographic process. This facility allows us to go from design to production in a matter of days rather than weeks.

     In 1990, we adopted the "just-in-time" cellular manufacturing concept as a major program to lower costs and improve efficiency. The main thrust of cellular manufacturing is the reduction of work-in-process and finished goods inventory, and its implementation reduces inefficient operations that burden many manufacturing processes. We originally implemented "just-in-time" cellular manufacturing on a limited scale to test the concept and its impact on the cost of production. To date, we have substantially implemented the just-in-time manufacturing program at the majority of our manufacturing facilities and plan to convert the remaining facilities to cellular production over the next few years.

EMPLOYEES

     At March 31, 1999, we employed approximately 3,850 people at 35 offices, factories and distribution centers located in the United States, Canada, Mexico, Puerto Rico, Europe and Hong Kong. In addition, we have joint venture operations in Canada and France. Of these, approximately 2,450 were production employees. Long Island City, New York production employees are unionized. On October 1, 1998, the hourly workers at the Long Island City facility, which produces products for our Engine Management Division, initiated a work stoppage. Our labor contract with the workers expired on that date and we did not reach agreement with the workers on the terms of a new contract at that time. The workers returned to work on November 13, 1998 and on June 21, 1999 we signed a three-year labor contract, retroactively effective as of October 2, 1998, with the workers. Production operated satisfactorily while the workers worked without a contract. We now have binding labor agreements with the workers at all of our unionized facilities.

                                   MANAGEMENT

     The following table sets forth certain information concerning our executive officers and directors as of June 30, 1999.

NAME                     AGE    POSITION
----                     ---    --------
Nathaniel L. Sills.....   92    Chairman, Director
Lawrence I. Sills......   59    President, Chief Operating Officer and Director
Michael J. Bailey......   46    Senior Vice President of Finance and Administration, Chief
                                Financial Officer
John P. Gethin.........   51    Senior Vice President of Operations and General Manager,
                                the Four Seasons Division
Joseph G. Forlenza.....   56    Vice President and General Manager, Standard Division
Donald E. Herring......   57    Vice President of Aftermarket Sales
Sanford Kay............   56    Vice President of Human Resources, Secretary
Nitin Parikh...........   59    Vice President of Information Systems
James J. Burke.........   43    Director of Finance, Chief Accounting Officer
David Kerner...........   62    Treasurer and Assistant Secretary
Marilyn F. Cragin......   47    Director
Arthur D. Davis........   51    Director
Susan F. Davis.........   50    Director
Robert M. Gerrity......   61    Director
John L. Kelsey.........   74    Director
Andrew M. Massimilla...   58    Director
Arthur S. Sills........   56    Director
Robert J. Swartz.......   73    Director
William H. Turner......   59    Director

     NATHANIEL L. SILLS has been our sole Chairman of the Board since May 1998 and served as Co-Chairman of the Board from May 1987 to May 1998. Mr. Sills has served as a director of Standard Motor Products since 1946.

     LAWRENCE I. SILLS has been our President, Chief Operating Officer and a director since 1986. From 1983 to 1986, Mr. Sills served as our Vice President of Operations. Mr. Sills is the son of Nathaniel L. Sills and brother of Arthur
S. Sills. Mr. Sills serves as Chairman of Seedco, a non-profit corporation.

     JOSEPH G. FORLENZA has served as Vice President and General Manager of our Standard Division since July 1993. Prior to that time Mr. Forlenza served as Vice President and General Manager of the Champ Service Line, a Division of Standard Motor Products, from May 1988 to June 1993.

     MICHAEL J. BAILEY has served as our Senior Vice President of Finance and Administration since December 1997 and as our Chief Financial Officer since June 1993. Prior to becoming Senior Vice President of Finance, Mr. Bailey was our Vice President of Finance from June 1993 to December 1997. From June 1990 to June 1993, Mr. Bailey was Executive Vice President and Chief Financial Officer of Breed Technologies, Inc., an automotive component supplier.

     JOHN P. GETHIN has served as our Senior Vice President of Operations since December 1997 and as General Manager of the Four Seasons Division since October 1998. Prior to his present position, Mr. Gethin was Vice President and General Manager of our EIS Brake Parts division, from October 1995 to December 1997. From 1989 to 1994, Mr. Gethin was President of Wagner Electric, a division of Cooper Industries that supplies automotive electrical components.

     DONALD E. HERRING has served as our Vice President of Aftermarket Sales since January 1993. Prior to that time, Mr. Herring served as our National Sales Manager from January 1990 to December 1992.

     SANFORD KAY has served as our Vice President of Human Resources since June 1988 and as our Secretary since May 1993. Prior to becoming Vice President of Human Resources, Mr. Kay served as our Director of Labor Relations from January 1987 to June 1988.

     NITIN PARIKH has served as our Vice President of Information Systems since June 1985. Prior to that time, Mr. Parikh served as our Manager of Information Systems from June 1978 to June 1985. From 1973 to 1978, Mr. Parikh served as a Systems and Program Manager at Standard Motor Products.

     JAMES J. BURKE has served as our Director of Finance and Chief Accounting Officer since December 1997. Prior to his present position, Mr. Burke served as our Corporate Controller from March 1993 to December 1997 and before that as our Assistant Corporate Controller from June 1987 to March 1993.

     DAVID KERNER has served as our Treasurer since February 1993. Prior to that time, Mr. Kerner served as our Corporate Controller from December 1982 to February 1993.

     MARILYN F. CRAGIN has served as a director of Standard Motor Products since October 1995. Ms. Cragin is currently the co-owner of an art gallery. Prior to opening the art gallery, Ms. Cragin was a practicing psychotherapist for more than 10 years. Ms. Cragin is the daughter of Bernard Fife and the sister of Susan F. Davis.

     ARTHUR D. DAVIS has served as a director of Standard Motor Products since May 1986. Mr. Davis is currently retired. Mr. Davis served as our Vice President of Materials Management from May 1986 to January 1989. Mr. Davis is the son-in-law of Bernard Fife and the husband of Susan F. Davis.

     SUSAN F. DAVIS has served as a director of Standard Motor Products since May 1998. Ms. Davis is the daughter of Bernard Fife and the wife of Arthur D. Davis and sister of Marilyn F. Cragin.

     ROBERT M. GERRITY has served as a director of Standard Motor Products since July 1996. Mr. Gerrity has served as Chairman and Chief Executive Officer of Antrium Group, Inc., a venture capital company, since February 1996. Prior to February 1996, Mr. Gerrity served as Vice Chairman of New Holland, n.v. from January 1990 to December 1994. Mr. Gerrity has also been a director of Harnischfeger Industries, Inc. since June 1994 and Libralter Engineering Systems, Inc. since February 1993.

     JOHN L. KELSEY has served as director of Standard Motor Products since 1964. Mr. Kelsey is currently retired. From January 1989 to March 1991 Mr. Kelsey served as Advisory Director at PaineWebber Inc. Prior to that time, Mr. Kelsey served as Managing Director of PaineWebber Inc. (and its predecessor firms) for more than 30 years.

     ANDREW M. MASSIMILLA has served as director of Standard Motor Products since October 1996. Mr. Massimilla has been a business consultant since December 1991. From October 1988 to June 1995, Mr. Massimilla held positions of Consultant and Managing Director of the Henley Group and Affiliated Companies. Mr. Massimilla is also a director of Amtrol, Inc.

     ARTHUR S. SILLS has served as a director of Standard Motor Products since October 1995. Mr. Sills has been an educator and administrator in Cambridge, Massachusetts for more than the past twenty years. Mr. Sills is a son of Nathaniel L. Sills and a brother of Lawrence I. Sills.

     ROBERT J. SWARTZ has served as a director of Standard Motor Products since May 1992. Mr. Swartz has been an independent financial consultant since March 1991. Prior to March 1991,

Mr. Swartz was a senior partner in the predecessor firm of KPMG LLP for more than 30 years. Mr. Swartz is a director of ALCO Capital Group, Inc. and Bed Bath & Beyond, Inc.

     WILLIAM H. TURNER has served as director of Standard Motor Products since May 1990. Mr. Turner is currently the President of PNC Bank N.A. New Jersey, a position he has held since August 1997. Prior to August 1997, Mr. Turner served as President and Co-Chief Executive Officer of Franklin Electronic Publishers, Inc. from October 1996 to July 1997. Prior to holding that position, Mr. Turner was Vice Chairman of the Board at Chase Manhattan Bank from March 1996 to October 1996. Prior to that time, Mr. Turner served as Senior Executive Vice President of Chemical Banking Corporation from January 1992 to March 1996. Mr. Turner is also a director of Franklin Electronic Publishers, Inc. and Volt Information Services Inc.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information, as of April 30, 1999, with respect to the beneficial ownership of our common stock, by (a) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of common stock, (b) our principal executive officer during 1998 and each of our other five most highly compensated executive officers during 1998, (c) each of our directors, and (d) all of our executive officers and directors as a group.

                                     AMOUNT AND NATURE OF
NAME AND ADDRESS                   BENEFICIAL OWNERSHIP(1)                       PERCENTAGE OF CLASS
----------------                   -----------------------                       -------------------
Gabelli Funds, Inc...............         2,136,150(2)                                  16.3%
  One Corporate Center
  Rye, New York
Bernard Fife.....................         1,090,364(3)(5)(10)(13)                        8.3
  37-18 Northern Boulevard
  Long Island City, New York
Nathaniel L. Sills...............           630,077(3)(5)(6)(7)(11)                      4.8
  37-18 Northern Boulevard
  Long Island City, New York
Lawrence I. Sills................           561,385(3)(5)(6)                             4.3
  37-18 Northern Boulevard
  Long Island City, New York
Joseph G. Forlenza...............            25,750(5)                                     *
  37-18 Northern Boulevard
  Long Island City, New York
John P. Gethin...................            27,150(5)                                     *
  37-18 Northern Boulevard
  Long Island City, New York
Michael J. Bailey................            25,750(5)                                     *
  37-18 Northern Boulevard
  Long Island City, New York
Stanley Davidow(9)...............            60,300(5)                                     *
  37-18 Northern Boulevard
  Long Island City, New York
Marilyn F. Cragin................         1,222,525(3)(4)(13)                            9.3
  37-18 Northern Boulevard
  Long Island City, New York
Arthur D. Davis..................         1,418,622(3)(6)(8)(12)(13)                    10.8
  37-18 Northern Boulevard
  Long Island City, New York
Robert M. Gerrity................             3,873(5)                                     *
  114 Division Street
  Bellaire, Michigan
John L. Kelsey...................             4,998(5)                                     *
  460 Coconut Palm Road
  Vero Beach, Florida
Andrew M. Massimilla.............             3,873(5)                                     *
  One Peninsula Dr.
  Stratham, New Hampshire
Arthur S. Sills..................           519,471(4)                                   4.0
  37-18 Northern Boulevard
  Long Island City, New York
Robert J. Swartz.................             3,873(5)                                     *
  1500 Palisade Avenue
  Ft. Lee, New Jersey

William H. Turner.                 (5)                4,873                                        *
  2 Tower Center Blvd.
  East Brunswick, New Jersey
Susan F. Davis...................         1,223,740(3)(4)(8)(13)                         9.3
  37-18 Northern Boulevard
  Long Island City, New York
Executive officers and directors
  as a group (19 persons)........         4,126,291(6)                                  30.9

---------------
   * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

 (2) We have based the information relating to the number of shares of common stock for such shareholders on information contained in Reports on Schedule 13-D, as amended, filed by Gabelli Funds, Inc. on May 5, 1999.

 (3) Includes shares of common stock deemed beneficially owned by the following persons, who act as trustees of trusts that hold shares of common stock, as follows: Bernard Fife: 625,194 shares, including 335,507 shares held as co-trustee with Nathaniel L. Sills; Nathaniel L. Sills: 335,507 shares all of which are held as co-trustee with Bernard Fife; Marilyn F. Cragin:
     642,069 shares all of which are held as co-trustee with Arthur D. Davis and Susan F. Davis; Arthur D. Davis: 819,855 shares, of which 642,069 shares are held as co-trustee with Susan D. Davis and Marilyn F. Cragin; and Susan
     F. Davis: 819,855 shares, including 642,069 shares held as co-trustee with Arthur D. Davis and Marilyn F. Cragin and 177,786 shares are held by her spouse, Arthur D. Davis, as trustee. Each of the foregoing individuals disclaims beneficial ownership of the shares so deemed beneficially owned by such person within the meaning of Rule 13d-3 of the Exchange Act.

 (4) Includes shares of common stock held by these individuals as custodians for minor children, as follows: Marilyn F. Cragin: 26,387 shares; Arthur S.
     Sills: 36,324 shares; Arthur D. Davis (through his spouse, Susan F. Davis):
     43,562 shares; and Susan F. Davis: 43,562 shares.

 (5) Includes shares of common stock which these individuals have the right to acquire through the exercise of options within 60 days of April 30, 1999, as follows: Bernard Fife: 30,000 shares; Nathaniel L. Sills: 30,000 shares; Lawrence I. Sills: 51,000 shares; Joseph G. Forlenza: 17,750 shares; Stanley Davidow: 54,000 shares; John Gethin: 20,750 shares; Michael J.
     Bailey: 19,250 shares; Robert M. Gerrity: 3,000 shares; John L. Kelsey:
     3,000 shares; Andrew M. Massimilla: 3,000 shares; Robert J. Swartz: 3,000 shares; and William H. Turner: 3,000 shares.

 (6) Excludes shares allocated to such persons under our Employee Stock Ownership Plan but held by the trustee thereof.

 (7) Excludes 143,062 shares of common stock held in the Sills Family Foundation, Inc.

 (8) Excludes 114,063 shares of common stock held in the Fife Family Foundation, Inc.

 (9) In October 1998, Mr. Davidow resigned from Standard Motor Products.

(10) Mr. Bernard Fife is the father of Marilyn F. Cragin and Susan F. Davis, the father-in-law of Arthur D. Davis, the brother-in-law of Nathaniel L. Sills, and the uncle of Lawrence I. Sills and Arthur S. Sills.

(11) Mr. Nathaniel L. Sills is the father of Lawrence I. Sills and Arthur S. Sills, the brother-in-law of Bernard Fife and the uncle of Marilyn F. Cragin and Susan F. Davis.

(12) Arthur Davis is the spouse of Susan F. Davis.

(13) Includes shares of common stock deemed beneficially owned by the following persons through direct ownership by their spouse: Bernard Fife: 193,958 shares; Marilyn F. Cragin: 9,307 shares; Arthur D. Davis: 467,836 shares owned by his spouse Susan F. Davis; and Susan F. Davis: 87,369 shares owned by her spouse, Arthur D. Davis.

                     DESCRIPTION OF CONVERTIBLE DEBENTURES

     The Convertible Debentures will be issued under an Indenture, to be dated as of July 26, 1999, between Standard Motor Products and HSBC Bank USA, as Trustee, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever particular defined terms of the Indenture are referred to, such defined terms are incorporated herein by reference. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Convertible Debentures and the Indenture, including the definitions therein of certain terms.

GENERAL

     The Convertible Debentures will be our general unsecured subordinated obligations, will be limited to $100.0 million aggregate principal amount and will mature on July 15, 2009.

     The Convertible Debentures will bear interest at the rate per annum set forth on the front cover of this Prospectus from July 26, 1999 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2000 until the principal thereof is paid or made available for payment, to the Person in whose name the Convertible Debenture (or any Predecessor Debenture) is registered at the close of business on the January 1 and July 1 next preceding the Interest Payment Date. Interest on the Convertible Debentures at such rate will be computed on the basis of a 360-day year, comprised of twelve 30-day months.

     You may convert the Convertible Debentures into shares of common stock initially at the conversion rate stated on the front cover of this Prospectus, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights," at any time prior to the close of business on July 14, 2009, unless previously redeemed or repurchased.

     We may redeem the Convertible Debentures at our option, at any time on or after July 15, 2004, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption," plus accrued interest to the redemption date. We also may repurchase the Convertible Debentures at the option of the Holders, as described below under "-- Repurchase at Option of Holders Upon a Change of Control."

     The principal of, premium, if any, and interest on the Convertible Debentures will be payable, and the Convertible Debentures may be surrendered for registration of transfer, exchange and conversion, at the office or agency of the Trustee. In addition, we may at our option pay interest by check mailed to the address of the Person entitled thereto as it appears in the Security Register. See "-- Payment and Conversion." Payments, transfers, exchanges and conversions relating to beneficial interests in Convertible Debentures issued in book-entry form will be subject to the procedures applicable to Global Debentures described below.

     We initially will appoint the Trustee at its Corporate Trust Office as our paying agent, transfer agent, registrar and conversion agent for the Convertible Debentures. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of Convertible Debentures represented by the Global Debenture (as defined below) and accepting Convertible Debentures for exchange and registration of transfer, (ii) ensuring that payments of principal, premium, if any, and interest received from us by the Trustee in respect of the Convertible Debentures are duly paid to The Depository Trust Company ("DTC") or its nominees, (iii) transmitting to us any notices from Holders of the Convertible Debentures, (iv) accepting conversion notices and related documents and transmitting the relevant items to us and (v) delivering certificates for common stock issued upon conversion of the Convertible Debentures.

     We will cause each transfer agent to act as a registrar and will cause to be kept at the office of such transfer agent a register in which, subject to such reasonable regulations as the transfer agent may prescribe, we will provide for registration of transfers of the Convertible Debentures. We may vary or terminate the appointment of any paying agent, transfer agent or conversion agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts, provided that there shall at all times be maintained by us, a paying agent, a transfer agent and a conversion agent in the Borough of Manhattan, The City of New York. We will cause notice of any resignation, termination or appointment of the Trustee or any paying agent, transfer agent or conversion agent, and of any change in the office through which any such agent will act, to be provided to Holders of the Convertible Debentures.

     We will not charge a service charge for registration of transfer or exchange of Convertible Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Convertible Debentures will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Convertible Debentures sold in the offering will be issued only against payment therefor in immediately available funds.

     The Convertible Debentures initially will be represented by one or more Convertible Debentures in registered, global form without interest coupons (collectively, the "Global Convertible Debentures" or "Global Convertible Debenture"). The Global Convertible Debentures will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in the Global Convertible Debentures will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     Except as set forth below, the Global Convertible Debentures may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange beneficial interests in the Global Convertible Debentures for Convertible Debentures in certificated form except in the limited circumstances described below under "-- Exchanges of Book-Entry Convertible Debentures for Certificated Convertible Debentures."

  EXCHANGES OF BOOK-ENTRY CONVERTIBLE DEBENTURES FOR CERTIFICATED CONVERTIBLE DEBENTURES.

     You may not exchange a beneficial interest in a Global Convertible Debenture for a Convertible Debenture in certificated form unless (i) DTC (x) notifies us that it is unwilling or unable to continue as depositary for the Global Convertible Debenture or (y) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we then fail to appoint a successor depositary, (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Convertible Debentures in certificated form or (iii) there shall have occurred and be continuing an event of default or any event which after notice or lapse of time or both would be an event of default with respect to the Convertible Debentures. In all cases, certificated Convertible Debentures delivered in exchange for any Global Convertible Debenture or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL CONVERTIBLE DEBENTURES.

     The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC's control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised us that its current practice, upon the issuance of a Global Convertible Debenture, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Convertible Debenture to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Convertible Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL CONVERTIBLE DEBENTURE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE CONVERTIBLE DEBENTURES REPRESENTED BY SUCH GLOBAL CONVERTIBLE DEBENTURE FOR ALL PURPOSES UNDER THE INDENTURE AND THE CONVERTIBLE DEBENTURES. Except in the limited circumstances described above under "-- Exchanges of Book-Entry Convertible Debentures for Certificated Convertible Debentures," owners of beneficial interests in a Global Convertible Debenture will not be entitled to have any portions of such Global Convertible Debenture registered in their names, will not receive or be entitled to receive physical delivery of Convertible Debentures in definitive form and will not be considered the owners or Holders of the Global Convertible Debenture (or any Convertible Debentures represented thereby) under the Indenture or the Convertible Debentures.

     Investors may hold their interests in the Global Convertible Debenture directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a Global Convertible Debenture will be subject to the procedures and requirements of DTC.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Convertible Debenture to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Convertible Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on the Convertible Debenture will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Convertible Debenture. We, the Trustee and our agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Convertible Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Convertible Debenture representing any Convertible Debentures held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Convertible Debenture for such Convertible Debentures as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Convertible Debenture held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Interests in the Global Convertible Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of Convertible Debentures (including the presentation of Convertible Debentures for exchange as described below and the conversion of Convertible Debentures) only at the direction of one or more participants to whose account with DTC interests in the Global Debentures are credited and only in respect of such portion of the aggregate principal amount of the Convertible Debentures as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Convertible Debentures, DTC reserves the right to exchange the Global Convertible Debentures for Convertible Debentures in certificated form, and to distribute such Convertible Debentures to its participants.

     We, the Trustee and our agents will not have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Convertible Debentures.

PAYMENT AND CONVERSION

     The principal of the Convertible Debentures will be payable in U.S. dollars, against surrender thereof at the office or agency of the Trustee, in U.S. currency by dollar check or by transfer to a dollar account (such a transfer to be made only to a Holder of an aggregate principal amount of Convertible Debentures of at least $2,000,000 and only if such Holder shall have furnished wire instructions to the Trustee in writing no later than 15 days prior to the relevant payment date) maintained by the Holder with a bank in the United States. Payment of interest on a Convertible Debenture may be made by dollar check mailed to the address of the person entitled thereto as such address shall appear in the Security Register, or, upon written application by the Holder to the Security Registrar setting forth instructions not later than the relevant Record Date, by transfer to a dollar account (such a transfer to be made only to a Holder of an aggregate principal amount of Convertible Debentures of at least $2,000,000 and only if such Holder shall have furnished wire instructions in writing to the Trustee no later than 15 days prior to the relevant payment date) maintained by the Holder with a bank in the United States.

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

     Any payment on a Convertible Debenture due on any day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close.

     Convertible Debentures may be surrendered for conversion at our office or agency in the Borough of Manhattan, The City of New York, at any other office or agency we maintain for such purpose. In the case of Global Convertible Debentures, DTC will effect conversion upon notice from the holder of a beneficial interest in a Global Convertible Debenture in accordance with its rules and procedures. Convertible Debentures surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described below under "-- Conversion Rights."

CONVERSION RIGHTS

     The Holder of any Convertible Debenture will have the right, at the Holder's option, to convert any portion of the principal amount of a Convertible Debenture that is an integral multiple of $1,000,000 into shares of common stock, unless previously redeemed or repurchased, at a conversion rate equal to the number of shares per $1,000 principal amount of Convertible Debentures shown on the front cover of this Prospectus (the "Conversion Rate"), subject to adjustment as described below. The right to convert a Convertible Debenture called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date or Repurchase Date for such Convertible Debenture, unless we default in making the payment due upon redemption or repurchase, as the case may be.

     The right of conversion attaching to any Convertible Debenture may be exercised by the Holder by delivering the Convertible Debenture at our office or agency in the Borough of Manhattan, The City of New York, at any other office or agency we maintain for such purpose and at the office or agency of any additional conversion agent appointed by us, accompanied by a duly signed and completed notice of conversion. The Trustee or any conversion agent will provide you with a copy of the notice of conversion. The conversion date will be the date on which the Convertible Debenture and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share or, at our option, rounded up to the next whole number of shares. The Trustee will send such certificate to the Conversion Agent for delivery to the Holder. Such shares of common stock issuable upon conversion of the Convertible Debentures, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will also rank pari passu with the other shares of common stock outstanding from time to time.

     Holders that surrender Convertible Debentures for conversion on a date that is not an interest Payment Date are not entitled to receive any interest for the period from the next preceding Interest Payment Date to the date of conversion, except as described below. However, Holders of Convertible Debentures on a Regular Record Date, including Convertible Debentures surrendered for conversion after the Regular Record Date, will receive the interest payable on such Convertible Debentures on the next succeeding Interest Payment Date. Accordingly, any Convertible Debenture surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next succeeding Interest Payment Date must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Convertible Debentures being surrendered for conversion; provided, however, that no such payment will be required upon the conversion of any Convertible Debenture (or portion thereof) that has been called for redemption or that is eligible to be delivered for repurchase if, as a result, the right to convert such Convertible Debenture would terminate during the period between such Regular Record Date and the close of business on the next succeeding Interest Payment Date.

     No other payment or adjustment for interest, or for any dividends in respect of common stock, will be made upon conversion. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, we will calculate an appropriate amount to be paid in cash on the basis set forth in the Indenture or, at our option, round up to the next whole number of shares.

     A Holder delivering a Convertible Debenture for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the Holder of the Convertible Debenture. Certificates representing shares of common stock will not be issued or delivered unless the person requesting such issue has paid to us the amount of any such tax or duty or has established to our satisfaction that such tax or duty has been paid.

     The Conversion Rate is subject to adjustment in certain events, including:

     (a) dividends (and other distributions) payable in common stock on shares of our capital stock;

     (b) the issuance to all holders of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price (determined as provided in the Indenture) of common stock as of the record date for holders entitled to receive such rights, options or warrants;

     (c) subdivisions, combinations and reclassifications of our common stock;

     (d) distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock or other property (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (a) and (b) above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies);

     (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of common stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the Trading Day next succeeding the date of payment (the "Current Market Price"), concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the common stock and the number of shares of common stock then outstanding) on the record date for such distribution; and

     (f) the successful completion of a tender offer made by us or any of our subsidiaries for common stock, to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price at such time, the aggregate amount of which, together with (i) any cash and other consideration in excess of the then current market price paid in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in
(a) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to make such increases in the conversion rate in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We shall compute any adjustments to the conversion price and will give notice to the Holders of any such adjustments.

     In case we consolidate or merge with or into another Person or another Person merges into us (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the common stock), or in the case of any conveyance, sale, transfer or lease of all or substantially all of our properties and assets, each Convertible Debenture then outstanding will, without the consent of the Holder of any Convertible Debenture, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, conveyance, lease or other transfer by a holder of the number of shares of common stock into which such Convertible Debenture was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Convertible Debenture was then convertible).

     We from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such increase, if our Board of Directors has made a determination that such increase would be in our best interests, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the common stock exceeds the Conversion Price (as defined below) by 105% in connection with an event which otherwise would be a Change of Control.

     If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Convertible Debentures are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Convertible Debentures. See "Certain Federal Tax Considerations."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Convertible Debentures (including amounts payable on any redemption or repurchase) will be subordinated in right of payment to the extent set forth in the Indenture to the prior full and final payment of all of our Senior Debt. "Senior Debt" means the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts (including collection expenses, attorney's fees and late charges) owing with respect to, the following, whether direct or indirect, absolute or contingent,

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

secured or unsecured, due or to become due, outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed:

          (a) our indebtedness for money borrowed or evidenced by bonds, Convertible Debentures or similar instruments;

          (b) our reimbursement obligations with respect to letters of credit, bankers' acceptances and similar facilities issued for our account;

          (c) every obligation we issue or assume as the deferred purchase price of property or services purchased by us, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business;

          (d) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under United States generally accepted accounting principles;

          (e) our obligations under interest rate and currency swaps, caps, floors, collars or similar arrangements intended to protect us against fluctuations in interest or currency exchange rates;

          (f) others' indebtedness of the kinds described in the preceding clauses (a) through (e) that we have assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly; and

          (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness or obligation described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the Holders of Convertible Debentures.

     Despite the above, the following shall not constitute Senior Debt: (i) any particular indebtedness or obligation that the Company owes to any of its direct and indirect subsidiaries and (ii) any particular indebtedness, deferral, renewal, extension or refunding if it is expressly stated in the governing terms or in the assumption thereof that the indebtedness involved is not senior in right of payment to the Convertible Debentures or that such indebtedness is pari passu with or junior to the Convertible Debentures.

     No payment on account of principal of or premium, if any, or interest on the Convertible Debentures may be made if (a) there shall have occurred and be continuing (i) a default in the payment of any Senior Debt or (ii) any other default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof, provided that, in the case of this clause (ii), such default shall not have been cured or waived or ceased to exist after written notice of such default shall have been given to us and the Trustee by any holder of Senior Debt, or (b) in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default. Upon any acceleration of the principal due on the Convertible Debentures or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on all Senior Debt must be paid in full before the Holders of the Convertible Debentures are entitled to receive any payment. By reason of such subordination, in the event of our insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than the Holders of the Convertible Debentures, and such subordination may result in a reduction or elimination of payments to the Holders of the Convertible Debentures. As of March 31, 1999, the Company had approximately $156 million of Senior Debt, excluding trade payables, outstanding, and its subsidiaries had approximately $30 million of debt, including trade payables of approximately $10 million, outstanding.

     In addition, the Convertible Debentures will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries.

     The Indenture does not limit the Company's ability or the ability of any of its subsidiaries to incur indebtedness, including Senior Debt.

OPTIONAL REDEMPTION

     The Convertible Debentures may not be redeemed prior to the close of business on July 15, 2004. Thereafter, we may redeem the Convertible Debentures, in whole or in part at our option, upon not less than 30 nor more than 60 days' prior notice as provided under "Notices" below, at the redemption prices set forth below. Such redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on July 15 of the following years:

                                   REDEMPTION

                      YEAR                          PRICE
                      ----                          -----
2004 ............................................   103.375%
2005 ............................................   102.700
2006 ............................................   102.025
2007 ............................................   101.350
2008 ............................................   100.675

and 100% of the principal amount on July 15, 2009, in each case together with accrued interest to the redemption date.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control (as defined below) occurs, each Holder of Convertible Debentures shall have the right, at the Holder's option, to require us to repurchase all of such Holder's Convertible Debentures, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at a price in cash equal to 101% of the principal amount of the Convertible Debentures to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

     We may, at our option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price by issuing shares of common stock. The number of shares of common stock tendered in payment shall be determined by dividing the Repurchase Price by the value of the common stock, which for this purpose shall be equal to 95% of the average of the closing sale prices of the common stock for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date. Such payment may not be made in common stock unless we satisfy certain conditions with respect thereto prior to the Repurchase Date as provided in the Indenture.

     On or before the 30th day after the occurrence of a Change of Control, we are obligated to give to all Holders of the Convertible Debentures notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a Holder of Convertible Debentures must deliver on or before the fifth day prior to the Repurchase Date irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Convertible Debentures with respect to which the right is being exercised.

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

     After the Convertible Debentures are issued, the following events will be deemed to be Changes in Control:

          (i) any Person's acquisition of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such Person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any such acquisition by us or any of our employee benefit plans; or

          (ii) our consolidation or merger with or into any other Person, any merger of another Person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another Person (other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock and (y) pursuant to which holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after such transaction and (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity).

     A Change of Control will not be deemed to have occurred if the closing sale price per share of our common stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the date of the Change of Control or the date of public announcement of the Change of Control (in the case of a Change of Control under clause (i) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (ii) above) equals or exceeds 105% of the Conversion Price of the Convertible Debentures in effect on each such Trading Day.

     We may, to the extent permitted by applicable law, at any time purchase Convertible Debentures in the open market or by tender at any price or by private agreement. Subject to certain limitations imposed by the Underwriting Agreement with the Underwriters, any Convertible Debenture so purchased by us may be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Convertible Debentures surrendered as aforesaid may not be reissued or resold and will be cancelled promptly.

     The foregoing provisions would not necessarily afford Holders of the Convertible Debentures protection in the event of highly leveraged or other transactions involving us that may adversely affect Holders.

MERGERS AND SALES OF ASSETS

     We may not consolidate with or merge into any other Person or, directly or indirectly, convey, transfer, sell or lease all or substantially all of our properties and assets to any Person, and we may not permit any Person to consolidate with or merge into us or convey, transfer, sell or lease all or substantially all of its properties and assets to us, unless:

          (a) the Person formed by such consolidation or into or with which we are merged or the Person to which our properties and assets are so conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the due and punctual payment of the principal of and, premium, if any, and interest on the Convertible Debentures and the performance of our other covenants under the Indenture and has provided for conversion rights as described above under "-- Conversion Rights";

          (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

          (c) we have provided to the Trustee an Officer's Certificate and Opinion of Counsel as provided in the Indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

          (a) our failure to pay principal of or premium, if any, on any Convertible Debenture when due, whether or not the subordination provisions of the Indenture prohibit such payment;

          (b) our failure to pay any interest on any Convertible Debenture when due, continuing for 30 days, whether or not the subordination provisions of the Indenture prohibit such payment;

          (c) our default in our obligation to provide notice of a Change of Control;

          (d) our failure to perform any of our other material covenants or warranties in the Indenture, continuing for 60 days after the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Convertible Debentures give us written notice;

          (e) our failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us in excess of $10 million if we have not discharged such indebtedness, or such acceleration is not annulled, within 30 days after the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Convertible Debentures give us written notice; and

          (f) certain events of our bankruptcy, insolvency or reorganization.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Convertible Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default specified in clause
(f) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Convertible Debentures may accelerate the maturity of all Convertible Debentures. If an Event of Default specified in clause (f) occurs and is continuing, the principal of and any accrued interest on all of the Convertible Debentures then outstanding shall ipso facto become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder.

     At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration has been issued, the Holders of a majority in aggregate principal amount of outstanding Convertible Debentures may, under certain circumstances as set forth in the Indenture, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, See "-- Modification and Waiver."

     No Holder of any Convertible Debenture will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Convertible Debentures shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Convertible Debentures a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Convertible Debenture for the enforcement of payment of the principal of or premium, if any, or interest on such Convertible Debenture on or after the respective due dates expressed in such Convertible Debenture or of the right to convert such Convertible Debenture in accordance with the Indenture.

     We will be required to furnish to the Trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     The Indenture will contain provisions permitting Standard Motor Products and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. Generally, modifications and amendments of the Indenture can only be made with the written consent of the Holders of not less than a majority in principal amount of the Convertible Debentures at the time outstanding. However, no such modification or amendment may, without the consent of the Holder of each outstanding Convertible Debenture affected thereby,

     (a) change the Stated Maturity of the principal of, or any installment of interest on, any Convertible Debenture,

     (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any Convertible Debenture,

     (c) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders,

     (d) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Debenture,

     (e) impair the right to institute suit for the enforcement of any payment on or with respect to, or the right to convert, any Convertible Debenture,

     (f) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of our property and assets, adversely affect the right to convert Convertible Debentures,

     (g) modify the subordination provisions in a manner adverse to the Holders of the Convertible Debentures or

     (h) reduce the above-stated percentage of aggregate principal amount of Outstanding Convertible Debentures necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of outstanding Convertible Debentures may waive our compliance with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Convertible Debentures may waive any past default by us under the Indenture, except a default in the payment of principal, premium, if any, or interest or a default in any covenant or provision which under the Indenture cannot be modified or amended without the consent of each Holder of outstanding Convertible Debentures.

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

NOTICES

     Notice to Holders of the Convertible Debentures will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of mailing of the notice.

     Notice of a redemption of Convertible Debentures will be given at least once not less than 30 nor more than 60 days prior to the Redemption Date (which notice shall be irrevocable) and will specify the Redemption Date and the Redemption Price.

PAYMENT OF STAMP AND OTHER TAXES

     We shall pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Convertible Debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority therein.

GOVERNING LAW

     The Indenture and the Convertible Debentures will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws provisions.

THE TRUSTEE

     The Trustee for the holders of Convertible Debentures issued under the Indenture will be HSBC Bank USA.

                          DESCRIPTION OF CAPITAL STOCK

     We are currently authorized by our Restated Certificate of Incorporation, as amended, to issue up to 30,000,000 shares of common stock and 500,000 shares of preferred stock, of which 30,000 shares of preferred stock have been designated as Series A Preferred Stock and reserved for future issuance upon exercise of Series A Preferred Stock purchase rights. As of June 30, 1999, there were 13,145,080 shares of common stock outstanding held of record by 673 holders of record, and no shares of preferred stock outstanding.

     The statements under this caption are brief summaries of certain material provisions of our Certificate of Incorporation, our Restated By-laws and the Rights Agreement between Standard Motor Products and Registrar and Transfer Co., as Rights Agent. Such summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters on which holders of common stock are entitled to vote. The holders of shares of common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of common stock voting for the election of directors can elect all of the directors, and the remaining holders will not be able to elect any directors. Subject to the rights of the holders of any shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may from time to time be declared by our Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." Holders of common stock have no pre-emptive, conversion, redemption, subscription or similar rights. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of shares of common stock are entitled to share ratably in our assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all of our debts and other liabilities and the payment of any preferential amount due to the holders of shares of any series of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable. See
"-- Certificate of Incorporation and By-laws" below for a discussion of supermajority voting requirements contained in the Restated Certificate of Incorporation and Restated By-laws.

     The transfer agent for the common stock is Registrar and Transfer Co.

PREFERRED STOCK

     Our Restated Certificate of Incorporation authorizes our Board of Directors to issue from time to time up to 500,000 shares of preferred stock in one or more series and to establish and fix the number of shares of such series and the relative rights, preferences and limitations of each series. Preferred stock, if issued, will rank senior to the common stock as to dividends and as to liquidation preference and could decrease the amount of earnings and assets available for distribution to holders of common stock. The issuance of the preferred stock may have the effect of delaying, deterring, or preventing a change in control of Standard Motor Products and may adversely affect the rights of holders of common stock. Preferred stock, upon issuance, against full payment of the purchase price therefor, will be fully paid and non-assessable. As of the date of this Prospectus, no shares of preferred stock are outstanding; however, 30,000 shares of preferred stock have been reserved for issuance of Series A Preferred Stock upon exercise of the Series A Preferred Stock purchase rights. See "-- Rights Agreement."

RIGHTS AGREEMENT

     On January 17, 1996, our Board of Directors declared a dividend of one Series A Preferred Stock purchase right for each outstanding share of our common stock. The dividend was payable on March 1, 1996 to the shareholders of record as of February 15, 1996 (the "Record Date").

All shares of common stock issued subsequently also include these purchase rights. Under certain conditions, each purchase right may be exercised to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $80.00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

     Our Restated Certificate of Incorporation provides that holders of Series A Preferred Stock will be entitled to 1,000 votes per share of Series A Preferred Stock, to a minimum preferential quarterly dividend payment of $10.00 per share and to an aggregate dividend of 1,000 times the dividend declared per share of common stock. Further, holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. In addition, whenever dividends payable on Series A Preferred are in default, holders of Series A Preferred Stock will be entitled to vote together as a class to elect two directors to our Board of Directors.

     The purchase rights are exercisable only if, without the prior written consent of our Board of Directors, a person or group acquires, or announces a tender offer to acquire, 20% or more of the shares of common stock (a "20% acquisition"). In addition, if we are acquired in a merger or other business combination, or if 50% or more of our consolidated assets or earning power is sold after a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding shares of common stock, each purchase right (other than purchase rights beneficially owned by the acquiring person, which will thereafter be void) will entitle its holder to purchase, at the purchase right's then current exercise price, a number of shares of equity securities of the acquiring company having a market value of two times the exercise price of the purchase right. Moreover, if a person, or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding shares of common stock, each holder of a purchase right, other than the acquiring person, will have the right to receive, upon exercise, that number of one-thousandths of a share having a market value of two times the exercise price of the purchase right. We may redeem the purchase rights at our option at any time prior to a 20% acquisition at a purchase price of $.001 or one-tenth of one cent per purchase right, and we may exchange the purchase rights, in whole or in part, at any time after a 20% acquisition but before a person or group acquires 50% or more of the outstanding common stock at an exchange ratio of one share of common stock, or one one-thousandth of a share of preferred stock, per purchase right. Until a purchase right is exercised, the holder thereof, as such, has no rights as a shareholder of Standard Motor Products, including, without limitation, the right to vote or to receive dividends. The purchase rights expire on February 28, 2006, unless we extend them or unless they have been earlier redeemed or exchanged.

     The purchase rights are designed to protect and maximize the value of the outstanding shares of common stock in the event of an unsolicited attempt by an acquiror to take over Standard Motor Products, in a manner or on terms not approved by the Board of Directors. The purchase rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our Board of Directors. The purchase rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board of Directors, except an offer conditioned upon the negation, purchase or redemption of the purchase rights.

NEW YORK BUSINESS CORPORATION LAW

     We are subject to Section 912 of the New York Business Corporation Law, which prohibits certain "business combinations" (as defined in Section 912 generally to include mergers, sales and leases of assets, issuances of securities and similar transactions) by us or one of our subsidiaries with an "interested shareholder" (as defined in Section 912 generally to mean any person, other than us or any of our subsidiaries, that beneficially owns, directly or indirectly, 20% or more of our outstanding voting stock or is one of such person's affiliates or associates) for five years after the person or entity becomes an interested shareholder unless (1) our Board of Directors shall have approved the transaction before the person became an interested shareholder, or (2) the business combination is approved by the holders of our outstanding voting stock, excluding shares held by the interested shareholder, at a meeting called for such purpose not earlier than five years after such interested shareholder's acquisition.

     In addition, Article 16 of the New York Business Corporation Law requires that any offeror making a takeover bid for a New York corporation file with the New York Attorney General, as soon as practicable on the date of commencement of the takeover bid, a registration statement containing specified details regarding the proposed takeover. The New York Business Corporation Law also contains provisions permitting directors in taking action (including taking action relating to a change in control) to consider employees, retirees, customers, creditors and the community, and preventing New York corporations from paying "greenmail" without a shareholder vote. These statutory provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of Standard Motor Products, unless such takeover or change in control is approved by our Board of Directors.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     In addition to the purchase rights discussed above, our Restated Certificate of Incorporation and Restated By-laws include certain other provisions which are intended to enhance the likelihood of continuity and stability in our ownership and which may have the effect of delaying, deterring or preventing a future takeover or change in control of Standard Motor Products, unless such takeover or change in control is approved by our Board of Directors. Specifically, our Restated Certificate of Incorporation requires that, absent Board approval, any merger or consolidation of us or any of our subsidiaries with or into any other corporation; any sale, lease, exchange or other disposition by us or any of our subsidiaries of all or substantially all of our or any of our subsidiaries' assets to any other corporation, person or entity; or any purchase, lease or other acquisition by us or any of our subsidiaries, of any assets and/or securities from any other corporation, person or entity in exchange for our voting securities (or securities convertible thereinto, or options, warrants or rights to purchase any such securities) or those of any of our subsidiaries, requires the affirmative vote of the holders of (a) at least 75% of the outstanding shares of each class of our capital stock entitled to vote in an election of directors and (b) at least a majority of the remaining outstanding shares, which are not directly or indirectly beneficially owned by such other corporation, person or entity to the transaction, of each such class of our capital stock entitled to vote in elections of directors, if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other party to the transaction is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of any class entitled to so vote. Repeal or amendment of the foregoing provisions of the Restated Certificate of Incorporation requires a vote of the holders of at least 75% of the outstanding shares of each class of our stock entitled to vote on such repeal or amendment.

     Our Restated Certificate of Incorporation and Restated By-laws also provide that any director may be removed at any time, without cause, by the affirmative vote, at any shareholders' meeting, of the holders of at least 75% of the outstanding shares of each class of our capital stock entitled to vote at such meeting.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax consequences, as of the date hereof, relating to the purchase, ownership and disposition of the Convertible Debentures and of the common stock into which the Convertible Debentures may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service"), all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions.

     This summary deals only with holders that will hold the Convertible Debentures and the common stock into which the Convertible Debentures may be converted as "capital assets" (within the meaning of Section 1221 of the Code), and does not address all tax aspects that may be relevant to particular holders of the Convertible Debentures and the common stock into which the Convertible Debentures may be converted in light of their personal investment or tax circumstances, or to certain types of investors (including, individual retirement accounts and other tax-deferred accounts, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, holders holding the Convertible Debentures as part of a hedge, straddle or conversation transaction, holders whose functional currency is not the United States dollar, or holders who are not United States Holders) subject to special treatment under the United States federal income tax laws. This summary discusses the tax considerations applicable to an initial purchaser of the Convertible Debentures who purchases the Convertible Debentures at their issue price in this offering and does not discuss the tax considerations applicable to subsequent purchasers of the Convertible Debentures. Moreover, the effect of any applicable state, local or foreign tax law is not discussed.

     As used herein, the term "United States Holder" means a beneficial holder of Convertible Debentures or common stock received on conversion of the Convertible Debentures that is for United States federal income tax purposes a citizen or resident of the United States, a corporation, limited liability company or partnership organized under the laws of the United States or any political subsidiaries thereof, an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all of the substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON AN INVESTOR'S PARTICULAR SITUATION. INVESTORS CONSIDERING THE PURCHASE OF CONVERTIBLE DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Convertible Debenture generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

MANDATORY AND OPTIONAL REDEMPTION

     In the event of a change of control, we will be required to offer to redeem all of the Convertible Debentures at a redemption price equal to 101% of their aggregate principal amount on the date of purchase. Under Treasury Regulations issued under provisions of the Code relating to original issue discount (the "OID Regulations"), computation of yield and maturity of the Convertible Debentures is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, payments on the Convertible Debentures are significantly more likely than not to occur in accordance with the stated payment schedule of the Convertible Debentures (which does not reflect a change in control). We believe, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that the Convertible Debentures will be paid according to their stated schedule. Therefore, we will not take the redemption rights and obligations into account in determining the yield and maturity of the Convertible Debentures.

     Standard Motor Products may redeem the Convertible Debentures, in whole or in part, at any time after July 15, 2004, at prices specified elsewhere herein, plus accrued and unpaid interest to the date of redemption. The OID Regulations contain rules for determining yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. We believe that Standard Motor Products will not be presumed to redeem the Convertible Debentures prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Convertible Debentures.

SALE, EXCHANGE OR REDEMPTION OF THE CONVERTIBLE DEBENTURES

     Upon the sale, exchange or redemption of a Convertible Debenture (other than the conversion of a Convertible Debenture into common stock), a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Convertible Debenture. A United States Holder's adjusted tax basis in a Convertible Debenture generally will equal the cost of the Convertible Debenture to such holder. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Convertible Debenture is more than one year at the time of sale, exchange or redemption. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 20%. The characterization of income as capital gain or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the Convertible Debentures may change under certain circumstances. Section 305 of the Code and applicable Treasury Regulations provide that under certain circumstances, adjustments in the conversion price of convertible securities (including the failure to adjust the conversion rate) may be treated as a constructive distribution of stock taxable as a dividend (to the extent of Standard Motor Products' current or accumulated earnings and profits) if, as a result of such adjustment, the proportionate interest of the holder of such convertible security in the assets or earnings and profits of the issuer is increased. Adjustments in the conversion price (or the failure to make such adjustments) of the Convertible Debentures may result in constructive distributions to United States Holders if, and to the extent that, the adjustment in the conversion price increases any such holder's proportionate interest in the assets or earnings and profits of Standard Motor Products. Any such constructive distribution will be taxed as ordinary income (subject to a possible dividends-received deduction for corporate holders) to the extent of our current or accumulated earnings and profits.

CONVERSION OF THE CONVERTIBLE DEBENTURES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Convertible Debenture into common stock except to the extent of cash, if any, received in lieu of a fractional share of common stock and for shares of common stock that are attributable to accrued interest not previously included in income. A holder's tax basis in the common stock received on conversion of a Convertible Debenture will be the same as such holder's adjusted tax basis in the Convertible Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest for which cash is received), and the holding period for the common stock received on conversion will generally include the holding period of the Convertible Debenture converted. However, a holder's tax basis in shares of common stock considered attributable to any accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day following the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share. Accordingly, cash received in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DISTRIBUTIONS ON COMMON STOCK

     The gross amount of a distribution with respect to the common stock received upon a conversion of Convertible Debentures will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such current or accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of a holder's adjusted tax basis in the common stock and then will be treated as a capital gain realized on the disposition of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such United States Holder's tax basis in such common stock.

     Subject to numerous limitations, to the extent distributions made by Standard Motor Products are treated as dividends, a United States Holder that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under
Section 243 of the Code in an amount equal to 70% of such dividend (the "Dividends-Received-Deduction"). With respect to common stock considered to be "portfolio stock," as defined in Section 246A of the Code, the Dividends-Received-Deduction will be reduced to the extent that the common stock constitutes "debt financed portfolio stock." In addition, under certain circumstances, the receipt of a dividend on the common stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the common stock to be reduced by the "untaxed portion" of the dividend and could result in gain recognition pursuant to Section 1059 of the Code.

SALE OF COMMON STOCK

     Upon the sale or exchange of common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be subject to the rules relating to tax rates and holding periods discussed above under "-- Sale, Exchange or Redemption of the Convertible Debentures." A United States Holder's basis and holding period in common stock received upon conversion of a Convertible Debenture are determined as discussed above under "-- Conversion of the Convertible Debentures."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments to certain non-corporate United States Holders of (i) principal and interest on a Convertible Debenture, (ii) dividends on Common Stock, (iii) proceeds of the sale of a Convertible Debenture and (iv) proceeds of the sale of Common Stock. In addition, a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, or (ii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the United States Holder to a refund, provided that the required information is furnished to the Service.

                                 LEGAL MATTERS

     The validity of the Convertible Debentures offered hereby has been passed upon for us by Kelley Drye & Warren LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Standard Motor Products as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed with the Securities and Exchange Commission (the "Commission") by us pursuant to the Exchange Act are incorporated herein by reference:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998; and

     2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We will provide without charge to each person, including any beneficial owner of the securities, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Standard Motor Products, Inc., 37-18 Northern Boulevard, Long Island City, New York, 11101 (telephone (718) 392-0200).

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be read and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1300, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The common stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Information regarding us may also be obtained from our website at http://www.smpcorp.com.

     This Prospectus does not contain all of the information set forth in the Registration Statement filed with the Commission by us, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and the exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Prospectus may also be obtained at the Commission's Web site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              Page No.
CONSOLIDATED FINANCIAL STATEMENTS                             --------
Independent Auditors' Report................................     F-2
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................     F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................     F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................     F-5
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1998, 1997 and 1996......     F-6
Notes to Consolidated Financial Statements..................     F-7
CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED
  MARCH 31, 1999 AND 1998 (Unaudited)
Consolidated Statements of Operations and Retained Earnings
  for the three months ended March 31, 1999 and 1998........    F-28
Consolidated Balance Sheets as of March 31, 1999 and
  December 31, 1998.........................................    F-29
Consolidated Statements of Cash Flows for the quarters ended
  March 31, 1999 and 1998...................................    F-30
Notes to Consolidated Financial Statements..................    F-31

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Standard Motor Products, Inc.:

     We have audited the consolidated balance sheets of Standard Motor Products, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in Stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

New York, New York
March 2, 1999

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                          1998              1997              1996
                                                          ----              ----              ----
                                                      (Dollars in thousands, except per share amounts)
Net sales..........................................    $  649,420        $  559,823        $  513,407
Cost of sales......................................       443,798           380,335           335,112
                                                       ----------        ----------        ----------
  Gross profit.....................................       205,622           179,488           178,295
Selling, general and administrative expenses.......       161,691           170,033           133,561
                                                       ----------        ----------        ----------
  Operating income.................................        43,931             9,455            44,734
Other income (expense), net (Note 14)..............        (1,422)              998             1,710
                                                       ----------        ----------        ----------
Earnings from continuing operations before
  interest, taxes and minority interest............        42,509            10,453            46,444
  Interest expense (Note 3)........................        16,419            14,158            13,091
                                                       ----------        ----------        ----------
  Earnings (loss) from continuing operations before
     taxes and minority interest...................        26,090            (3,705)           33,353
                                                       ----------        ----------        ----------
Minority interest..................................          (256)             (332)              (87)
                                                       ----------        ----------        ----------
Taxes based on earnings (Note 15)
Current:
  Federal..........................................           308              (276)            8,403
  State and local..................................           280               260               560
                                                       ----------        ----------        ----------
                                                              588               (16)            8,963
  Deferred.........................................         2,989            (2,401)              437
                                                       ----------        ----------        ----------
          Total taxes based on earnings............         3,577            (2,417)            9,400
                                                       ----------        ----------        ----------
Earnings (loss) from continuing operations.........        22,257            (1,620)           23,866
                                                       ----------        ----------        ----------
Discontinued operations (Note 3)
  Loss from operations of discontinued Brake
     Group.........................................            --              (568)           (7,506)
  Estimated loss on disposal of Brake Group........            --           (14,500)               --
  Loss from operations of discontinued Service Line
     Group.........................................            --            (5,336)           (1,702)
  Estimated loss on disposal of Service Line
     Group.........................................            --           (12,500)               --
                                                       ----------        ----------        ----------
  Loss from discontinued operations................            --           (32,904)           (9,208)
                                                       ----------        ----------        ----------
  Net earnings (loss)..............................    $   22,257        $  (34,524)       $   14,658
                                                       ==========        ==========        ==========
Net earnings (loss) from continuing operations per
  common share:
     Basic.........................................    $     1.70        $    (0.12)       $     1.82
     Diluted.......................................          1.69             (0.12)             1.82
Net earnings (loss) per common share:
     Basic.........................................    $     1.70        $    (2.63)       $     1.12
     Diluted.......................................          1.69             (2.63)             1.12
Average number of common shares....................    13,077,392        13,119,404        13,130,849
Average number of common shares and dilutive common
  shares...........................................    13,167,842        13,119,404        13,130,849

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                                ----         ----
                                                              (Dollars in thousands)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 23,457     $ 16,809
  Accounts receivable, less allowances for discounts and
     doubtful accounts of $4,525 (1997 -- $18,654) (Note
     4).....................................................   122,008      151,026
  Inventories (Note 5)......................................   174,092      189,006
  Deferred income taxes (Note 15)...........................    11,723       22,005
  Prepaid expenses and other current assets.................    11,231       11,630
                                                              --------     --------
          Total current assets..............................   342,511      390,476
                                                              --------     --------
Property, plant and equipment, net (Notes 6 and 9)..........   109,404      126,024
                                                              --------     --------
Goodwill, net...............................................    39,232       30,674
                                                              --------     --------
Other assets (Note 7).......................................    30,409       29,963
                                                              --------     --------
          Total assets......................................  $521,556     $577,137
                                                              ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable -- banks (Note 8)...........................  $  3,555     $ 55,897
  Current portion of long-term debt (Note 9)................    22,404       24,373
  Accounts payable..........................................    48,414       36,421
  Sundry payables and accrued expenses......................    60,905       67,224
  Accrued customer returns..................................    16,296       17,955
  Payroll and commissions...................................    12,613       11,180
                                                              --------     --------
          Total current liabilities.........................   164,187      213,050
                                                              --------     --------
Long-term debt (Note 9).....................................   133,749      159,109
                                                              --------     --------
Deferred income taxes (Note 15).............................        --        3,124
                                                              --------     --------
Postretirement benefits other than pensions and other
  accrued liabilities (Note 13).............................    18,595       18,072
                                                              --------     --------
Commitments and contingencies (Notes 9, 10, and 18)
Stockholders' equity (Notes 9, 10, and 11):
  Common Stock -- par value $2.00 per share:
  Authorized 30,000,000 shares, issued 13,324,476 shares in
     1998 and 1997 (including 268,126 and 247,781 shares
     held as treasury shares in 1998 and 1997,
     respectively)..........................................    26,649       26,649
Capital in excess of par value..............................     2,951        2,763
Loan to Employee Stock Ownership Plan (ESOP)................         0       (1,665)
Retained earnings...........................................   181,679      161,514
Accumulated other comprehensive income (loss)...............      (516)        (454)
                                                              --------     --------
                                                               210,763      188,807
Less: Treasury stock -- at cost.............................     5,738        5,025
                                                              --------     --------
          Total stockholders' equity........................   205,025      183,782
                                                              --------     --------
          Total liabilities and stockholders' equity........  $521,556     $577,137
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1998        1997        1996
                                                          --------    --------    --------
                                                                   (In thousands)
Net earnings (loss).....................................  $ 22,257    $(34,524)   $ 14,658
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization.........................    17,274      18,980      16,326
  Provision for loss on disposal of assets of
     discontinued operations............................        --      27,000          --
  Loss on sale of business..............................     1,500          --          --
  (Gain) loss on disposal of property, plant &
     equipment..........................................       226          64        (509)
  Proceeds from sales of trading securities.............        --          --       7,646
  Purchases of trading securities.......................        --          --      (6,803)
  (Increase) in deferred income taxes...................     2,992      (2,393)        (68)
  Change in assets and liabilities, net of effects from
     acquisitions and disposals:
  (Increase) decrease in accounts receivable, net.......    27,534      10,210     (26,025)
  (Increase) decrease in inventories....................    27,733      42,478     (13,303)
  (Increase) decrease in other assets...................     2,209      11,031      (6,396)
  Increase (decrease) in accounts payable...............    12,833       1,899         784
  Increase (decrease) in other current assets and
     liabilities........................................       742      (4,808)       (251)
  Increase (decrease) in sundry payables and accrued
     expenses...........................................    (6,589)      1,755      (7,212)
                                                          --------    --------    --------
Net cash provided by (used in) operating activities.....   108,711      71,692     (21,153)
                                                          --------    --------    --------
Proceeds from held-to-maturity securities...............        --          --       6,252
Purchases of held-to-maturity securities................        --          --        (163)
Proceeds from the sale of property, plant and
  equipment.............................................       702          --          --
Capital expenditures, net of effects from
  acquisitions..........................................   (15,325)    (15,597)    (21,389)
Payments for acquisitions, net of cash acquired.........   (13,997)    (16,313)    (45,060)
Proceeds from sale of business..........................     6,808          --          --
                                                          --------    --------    --------
Net cash (used in) investing activities.................   (21,812)    (31,910)    (60,360)
                                                          --------    --------    --------
Net (repayments) borrowings under line-of-credit
  agreements............................................   (52,333)    (18,671)     58,625
Proceeds from issuance of long-term debt................       700      13,096      35,469
Principal payments of long-term debt....................   (27,046)    (17,924)    (16,104)
Reduction of loan to ESOP...............................     1,665       1,680       1,680
Proceeds from exercise of employee stock options........     1,579         192         184
Purchase of treasury stock..............................    (2,614)     (1,528)       (147)
Dividends paid..........................................    (2,092)     (4,197)     (4,260)
                                                          --------    --------    --------
Net cash provided by (used in) financing activities.....   (80,141)    (27,352)     75,447
                                                          --------    --------    --------
Effect of exchange rate changes on cash.................      (110)       (287)       (126)
                                                          --------    --------    --------
Net increase (decrease) in cash and cash equivalents....     6,648      12,143      (6,192)
Cash and cash equivalents at beginning of year..........    16,809       4,666      10,858
                                                          --------    --------    --------
Cash and cash equivalents at end of year................  $ 23,457    $ 16,809    $  4,666
                                                          ========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest...........................................  $ 17,840    $ 20,154    $ 17,136
     Income taxes.......................................  $  1,799    $  3,391    $  5,436

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                   YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                                 --------------------------------------------------------------------------------
                                                                                               ACCUMULATED
                                                           CAPITAL IN     LOAN                    OTHER
                                                 COMMON     EXCESS OF      TO      RETAINED   COMPREHENSIVE   TREASURY
                                                  STOCK     PAR VALUE     ESOP     EARNINGS   INCOME (LOSS)    STOCK      TOTAL
                                                 ------    ----------     ----     --------   -------------   --------    -----
                                                                                  (In thousands)
BALANCE AT DECEMBER 31, 1995...................  $26,649     $2,651      $(5,025)  $189,837       $ 123       $(3,835)   $210,400
Comprehensive income
 Net earnings..................................                                      14,658                                14,658
 Minimum pension liability adjustment..........                                                      27                        27
 Foreign currency translation adjustment.......                                                     (79)                      (79)
                                                                                                                         --------
Total comprehensive income.....................                                                                            14,606
Cash dividends paid............................                                      (4,260)                               (4,260)
Exercise of employee stock options.............                 (59)                                              243         184
Tax benefits applicable to Employee Stock
 Ownership Plan................................                 113                                                           113
Employee Stock Ownership Plan..................                            1,680                                            1,680
Purchase of treasury stock.....................                                                                  (147)       (147)
                                                 -------     ------      -------   --------       -----       -------    --------
BALANCE AT DECEMBER 31, 1996...................  26,649       2,705       (3,345)   200,235          71        (3,739)    222,576
Comprehensive income
 Net loss......................................                                     (34,524)                              (34,524)
 Foreign currency translation adjustment.......                                                    (525)                     (525)
                                                                                                                         --------
Total comprehensive income (loss)..............                                                                           (35,049)
Cash dividends paid............................                                      (4,197)                               (4,197)
Exercise of employee stock options.............                 (50)                                              242         192
Tax benefits applicable to Employee Stock
 Ownership Plan................................                 108                                                           108
Employee Stock Ownership Plan..................                            1,680                                            1,680
Purchase of treasury stock.....................                                                                (1,528)     (1,528)
                                                 -------     ------      -------   --------       -----       -------    --------
BALANCE AT DECEMBER 31, 1997...................  26,649       2,763       (1,665)   161,514        (454)       (5,025)    183,782
Comprehensive income
 Net earnings..................................                                      22,257                                22,257
 Foreign currency translation adjustment.......                                                     (62)                      (62)
                                                                                                                         --------
Total comprehensive income.....................                                                                            22,195
Cash dividends paid............................                                      (2,092)                               (2,092)
Exercise of employee stock options.............                (322)                                            1,901       1,579
Tax benefits applicable to exercise of
 employee stock options........................                 510                                                           510
Employee Stock Ownership Plan..................                            1,665                                            1,665
Purchase of treasury stock.....................                                                                (2,614)     (2,614)
                                                 -------     ------      -------   --------       -----       -------    --------
BALANCE AT DECEMBER 31, 1998...................  $26,649     $2,951      $    --   $181,679       $(516)      $(5,738)   $205,025
                                                 =======     ======      =======   ========       =====       =======    ========

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. Standard Motor Products, Inc. (the "Company") is engaged in the manufacture and sale of automotive replacement parts.

     The consolidated financial statements include the accounts of the Company and all subsidiaries in which we have more than a 50% equity ownership. Our investments in unconsolidated affiliates are accounted for on the equity method. All significant intercompany items have been eliminated.

     USE OF ESTIMATES. In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ from those estimates.

     RECLASSIFICATIONS. Where appropriate, certain amounts in 1996 and 1997 have been reclassified to conform with the 1998 presentation.

     CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES. At December 31, 1998 and 1997, held-to-maturity securities amounted to $7,200,000. Held-to-maturity securities consist primarily of U.S. Treasury Bills and corporate debt securities which are reported at unamortized cost which approximates fair value. As of December 31, 1998, the held-to-maturity securities mature within five years.

     The first-in, first-out method is used in computing realized gains or losses.

     INVENTORIES. Inventories are stated at the lower of cost (determined by means of the first-in, first-out method) or market.

     PROPERTY, PLANT AND EQUIPMENT. These assets are recorded at cost and are depreciated using the straight-line method of depreciation over the estimated useful lives as follows:

                                                                                ESTIMATED LIFE
                                                                                --------------
Buildings and Improvements..........................                            10 to 33 1/2 years
Machinery and equipment.............................                            7 to 12 years
Tools, dies and auxiliary equipment.................                            3 to 8 years
Furniture and fixtures..............................                            3 to 12 years
Leasehold improvements..............................                            10 years or life of lease

     GOODWILL. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Accumulated amortization at December 31, 1998 and 1997, was $5,906,000 and $4,402,000,
respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
OF. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell (see note 3).

     FOREIGN CURRENCY TRANSLATION. Assets and liabilities are translated into U.S. dollars at year end exchange rates and revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive income.

     REVENUE RECOGNITION. The Company recognizes revenues from product sales upon shipment to customers. The Company estimates and records provisions for cash discounts, quantity rebates, sales returns and warranties, in the period the sale is recorded, based upon its prior experience.

     INCOME TAXES. Deferred income taxes result from temporary differences in methods of recording certain revenues and expenses for financial reporting and income tax purposes (see Note 15).

     NET EARNINGS PER COMMON SHARE. The Company presents two calculations of earnings per common share. "Basic" earnings per common share shall equal net income divided by weighted average common shares outstanding during the period. "Dilutive" earnings per common share shall equal net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents. Common stock equivalents that are anti-dilutive are excluded from net income per common share.

     Following is a reconciliation of the shares used in calculating basic and dilutive net income per common share (net income as reported is the numerator in each calculation):

                                                    1998         1997         1996
                                                    ----         ----         ----
Weighted average common shares outstanding.....  13,077,392   13,119,404   13,130,849
Effect of dilutive securities -- options.......      90,450           --           --
                                                 ----------   ----------   ----------
Weighted average common equivalent shares
  outstanding -- assuming dilution.............  13,167,842   13,119,404   13,130,849
                                                 ==========   ==========   ==========

     COMPREHENSIVE INCOME. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income," on January 1, 1998. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Stockholders' Equity. This statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

     SEGMENT REPORTING. During 1998 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments and for related disclosures about products, geographic areas and major customers. (See Note 16.)

     PENSION AND OTHER POSTRETIREMENT PLANS. On January 1, 1998, the Company adopted SFAS No. 132, "Employers Disclosures about Pension and Other Postretirement Benefits." This statement revises employers disclosures about pensions and other postretirement benefit plans.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SFAS No. 132 does not change the method of accounting for such plans. (See Notes 12 and 13.)

     STOCK OPTION PLANS. The Company accounts for its stock option plans in accordance with the provisions of SFAS No. 123 "Accounting for Stock Based Compensation." As permitted by this statement, the Company has chosen to continue to apply the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for options granted. As required, the Company provides pro forma net income and pro forma earnings per share disclosures for stock option grants, as if the fair value based method defined in SFAS No. 123 had been applied. (See Note 11.)

     CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the United States. The Company performs ongoing credit evaluations of its customers' financial conditions. Members of one marketing group represent the Company's largest group of customers and accounted for approximately 13%, 14% and 16% of consolidated net sales (including sales of discontinued operations) for the years ended December 31, 1998, 1997 and 1996, respectively. One individual member of this marketing group accounted for 10%, 9% and 11% of net sales for the years ended December 31, 1998, 1997 and 1996, respectively. The Company's five largest individual customers, including the members of this marketing group, accounted for 30%, 32% and 34% of net sales in 1998, 1997 and 1996, respectively.

2.  ACQUISITIONS

     During 1998 and 1997, the Company acquired and accounted for as a purchase, three businesses as follows:

          In January 1997, the Company acquired the assets of the Filko Automotive division of F&B Manufacturing Company for approximately $7,900,000. Filko Automotive headquarters were located in Des Plaines, Illinois, when acquired but have been subsequently merged into the Standard Division by the end of 1997. The acquisition increased consolidated net sales by approximately $14,200,000 in 1998 and $19,000,000 in 1997 and had an immaterial effect on consolidated net earnings, from continuing operations, for the same period.

          In September 1997, the Company acquired the oxygen sensor manufacturing business of AlliedSignal for approximately $10,200,000 and has relocated the manufacturing assets from the AlliedSignal's plant to a new facility in North Carolina. The acquisition had an immaterial effect on consolidated net sales and consolidated net earnings, from continuing operations, for the years ended December 31, 1998 and 1997.

          In March 1998, the Company completed the exchange of its brake business for the Moog Automotive temperature control business of Cooper Industries. The total acquisition price amounted to $79,200,000, which included the exchange of certain net assets, principally inventory and property, plant and equipment and a cash payment of $13,997,000.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On the basis of a pro forma consolidation, as if the Moog Automotive temperature control business had been acquired at the beginning of 1997, the Company's consolidated results would have been as follows:

                                                               PRO FORMA RESULTS
                                                             ----------------------
                                                               1998          1997
                                                             --------      --------
                                                             (Dollars in thousands
                                                             except per share data)
Net sales..................................................  $671,891      $685,570
Net earnings (loss) from continuing operations.............  $ 21,464      $ (4,840)
Net earnings (loss) from continuing operations
  per common share.........................................  $   1.64      $  (0.37)

     Such pro forma information does not purport to be indicative of the results of operations that would have actually been attained if the acquisition had been consummated as of January 1, 1997. In addition, the pro forma financial information does not purport to be indicative of future results of operations.

     The Company's acquisitions, with the exception of the exchange for the Moog Automotive temperature control business, were funded from cash and short term borrowings. Assets acquired in all of the acquisitions consisted primarily of inventory and property, plant and equipment. The purchase prices have been allocated to the assets acquired and liabilities assumed based on the fair value at the dates of acquisition. In aggregate, the excess of the purchase prices over the fair value of the net assets acquired during 1998 and 1997 were approximately $11,650,000 and $8,500,000 respectively. The operating results of these acquired businesses have been included in the consolidated financial statements from the time of each respective acquisition.

3.  DISCONTINUED OPERATIONS

     BRAKE BUSINESS.  In connection with the exchange transaction described in note 2, during the fourth quarter of 1997 the Company recorded a provision of $14,500,000, consisting of an estimated loss on the disposal of the business of $14,000,000 and a provision of $500,000 for anticipated operating losses until the completion of the disposal. The income (loss) from operations of the discontinued Brake Business includes an allocation of consolidated interest based upon the ratio of net assets of the discontinued Brake Business to the total net assets of the Company, which are applicable to interest bearing expenses. The interest allocated to the discontinued Brake Business amounted to $1,112,000, $5,183,000 and $4,594,000 for the years ended December 31, 1998,
1997 and 1996, respectively.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The operating results of the discontinued Brake Business are summarized as follows:

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                      1998        1997         1996
                                                      ----        ----         ----
                                                              (In thousands)
Net Sales.........................................  $34,088     $164,202     $165,800
                                                    -------     --------     --------
Income (loss) from operations before income
  taxes...........................................       --         (568)     (10,573)
Income taxes......................................       --           --       (3,067)
                                                    -------     --------     --------
Income (loss) from operations.....................       --         (568)      (7,506)
                                                    -------     --------     --------
Estimated loss on disposal........................       --      (14,500)          --
Income taxes......................................       --           --           --
                                                    -------     --------     --------
Net loss on disposal..............................       --      (14,500)          --
                                                    -------     --------     --------
          Total loss on discontinued operation....  $    --     $(15,068)    $ (7,506)
                                                    =======     ========     ========

     The $14,500,000 loss associated with the disposal of the Brake business reflects no income tax benefit.

     As of December 31, 1998, substantially all of the assets of the discontinued Brake business were either sold or disposed of. The net assets retained and held for sale at December 31, 1997, of the discontinued Brake Business are summarized as follows:

                                                                                      HELD
                                                             TOTAL      RETAINED    FOR SALE
                                                             -----      --------    --------
                                                                     (In thousands)
Current Assets............................................  $ 77,266    $ 32,161    $45,105
Property, plant and equipment, net........................    28,952         465     28,487
Other non-current assets net of amortization..............     1,202          --      1,202
Current Liabilities.......................................   (22,253)    (18,167)    (4,086)
Other Liabilities.........................................   (12,447)    (12,447)        --
                                                            --------    --------    -------
Net assets of the discontinued Brake business.............  $ 72,720    $  2,012    $70,708
                                                            ========    ========    =======

     SERVICE LINE BUSINESS. In the fourth quarter of 1998, the Company completed the two largest phases of its agreement to sell its Service Line business to R&B, Inc. This transaction involved the sale of selected assets of Champ and APS Service Lines and the Pik-A-Nut Fastener Line. The third and final phase, involving the sale of the Everco Brass & Brake Line, acquired in the Moog automotive exchange, was completed in early 1999.

     In the fourth quarter of 1997, the Company recorded a provision of $12,500,000, consisting of an estimated loss on the sale of the business of $12,000,000 and a provision of $500,000 for anticipated operating losses until the closing of the sale. The loss from operations of the discontinued Service Line business included an allocation of consolidated interest based upon the ratio of net assets of the discontinued Service Line business to the total net assets of the Company which are applicable to interest bearing expenses. The interest allocated to the discontinued Service Line Business amounted to $629,000, $975,000, and $1,110,000 for the years ended December 31, 1998, 1997, and 1996 respectively. The Company's 1998 results do not include any income or loss from the discontinued Service Line business as these anticipated losses were included in the 1997 provision.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The operating results of the discontinued Service Line Business are summarized as follows:

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                     ---------------------------------
                                                       1998        1997         1996
                                                       ----        ----         ----
                                                              (In thousands)
Net Sales..........................................  $23,254     $ 39,147     $42,598
                                                     -------     --------     -------
Income (loss) from operations before income
  taxes............................................       --       (5,336)     (2,935)
Income taxes.......................................       --           --      (1,233)
                                                     -------     --------     -------
Loss from operations...............................       --       (5,336)     (1,702)
                                                     -------     --------     -------
Estimated loss on disposal.........................       --      (12,500)         --
Income taxes.......................................       --           --          --
                                                     -------     --------     -------
Net loss on disposal...............................       --      (12,500)         --
                                                     -------     --------     -------
          Total loss on discontinued operation.....  $    --     $(17,836)    $(1,702)
                                                     =======     ========     =======

     The $12,500,000 loss associated with the disposal of the Service Line Business reflects no income tax benefit.

     As of December 31, 1998, substantially all of the assets of the discontinued Service Line business were either sold or disposed of. The net assets of the discontinued Service Line Business retained and held for sale at December 31, 1997, are summarized as follows:

                                                                                HELD
                                                        TOTAL     RETAINED    FOR SALE
                                                        -----     --------    --------
                                                               (In thousands)
Current Assets.......................................  $12,933    $ 5,196      $7,737
Property, plant and equipment, net...................      662         --         662
  Other non-current assets net of amortization.......      184        184          --
Current Liabilities..................................   (8,020)    (8,020)         --
Other Liabilities....................................       --         --          --
                                                       -------    -------      ------
Net assets of the discontinued Service Line
  Business...........................................  $ 5,759    $(2,640)     $8,399
                                                       =======    =======      ======

4.  SALE OF ACCOUNTS RECEIVABLE

     The Company sells certain accounts receivable to its wholly-owned subsidiary, Standard Motor Products Credit Corp., a qualifying special-purpose corporation. On March 19, 1997, Standard Motor Products Credit Corp., entered into a two year agreement whereby it can sell up to a $25,000,000 undivided ownership interest in a designated pool of certain of these eligible receivables. At December 31, 1998 and 1997, net accounts receivables amounting to $25,000,000 had been sold under this agreement. These sales were reflected as reductions of trade accounts receivable in 1998 and 1997 and the related fees and discounting expense were recorded as other expense. The Company has received an extension of this agreement until April 30, 1999 while it completes negotiations on a three year renewal with similar terms and conditions.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  INVENTORIES

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (In thousands)
Inventories consist of:
  Finished goods............................................  $120,108    $124,224
  Work in process...........................................     4,867       5,392
  Raw materials.............................................    49,117      59,390
                                                              --------    --------
          Total inventories.................................  $174,092    $189,006
                                                              ========    ========

6.  PROPERTY, PLANT AND EQUIPMENT

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (In thousands)
Property, plant and equipment consist of the following:
  Land, buildings and improvements..........................  $ 64,080    $ 75,752
  Machinery and equipment...................................    88,282     104,178
  Tools, dies and auxiliary equipment.......................     8,412      10,029
  Furniture and fixtures....................................    21,542      22,841
  Leasehold improvements....................................     5,130       7,213
  Construction in progress..................................    18,068       8,840
                                                              --------    --------
                                                               205,514     228,853
Less accumulated depreciation and amortization..............    96,110     102,829
                                                              --------    --------
          Total property, plant and equipment, net..........  $109,404    $126,024
                                                              ========    ========

7.  OTHER ASSETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                               ----       ----
                                                                (In thousands)
Other assets consist of the following:
  Marketable securities.....................................  $ 7,200    $ 7,200
  Unamortized customer supply agreements....................    3,311        537
  Equity in joint ventures..................................    4,698      7,434
  Deferred income taxes.....................................    4,169         --
  Other.....................................................   11,031     14,792
                                                              -------    -------
          Total other assets................................  $30,409    $29,963
                                                              =======    =======

     Included in Other is a preferred stock investment in a customer of the Company. Net sales to such customer amounted to $72,754,000, $72,529,000 and $76,283,000 in 1998, 1997 and 1996, respectively.

8.  NOTES PAYABLE -- BANKS

     During 1997 and the first quarter of 1998, the Company's short-term facilities consisted primarily of one year uncommitted demand revolving credit agreements negotiated separately with each of its six lending institutions. The amount of short-term bank borrowings outstanding

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

under those facilities was $52,900,000 at December 31, 1997. The weighted average interest rate at December 31, 1997 on those borrowings was 9.1%.

     On March 30, 1998, the Company entered into an eight-month committed revolving credit facility with its then existing banking group and incurred commitment fees of approximately 1.25% of the facility. This facility provided for unsecured lines of credit in the aggregate amount of $108,500,000. On November 30, 1998, the Company entered into a new three year revolving credit facility. The new facility, with eight lending institutions, provides a $110,000,000 unsecured line of credit, subject to a borrowing base as defined. This facility consists primarily of two borrowing options, one a function of LIBOR and the other a function of the prime rate. The spread above each borrowing option rate is determined by the Company's ratio of consolidated debt to Earnings Before Interest, Taxes, Depreciation and Amortization. The terms of this revolving credit facility include, among other provisions, the requirement for a clean-down to $10,000,000 or less, for any consecutive 30 days during each 12 month period of the facility, maintenance of defined levels of tangible net worth, various financial performance ratios and restrictions on capital expenditures, dividend payments, acquisitions and additional indebtedness. There were no outstanding borrowings under this facility at December 31, 1998. The Company incurred commitment fees of approximately .70% of the total facility.

     A foreign subsidiary of the Company had a revolving credit facility during 1998 and 1997. The amount of short-term bank borrowings outstanding under that facility was $3,555,000 at December 31, 1998, and $2,997,000 at December 31, 1997. The weighted average interest rate on these borrowings at December 31, 1998 and 1997 was 8.4% and 7.7%, respectively.

9.  LONG-TERM DEBT

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (In thousands)
Long-term debt consists of:
  7.56% senior note payable.................................  $ 73,000    $ 73,000
  8.60% senior note payable.................................    37,143      46,429
  10.22% senior note payable................................    21,500      30,000
  Credit Facility ($17 million Canadian)....................    10,960      13,935
  7.50%-10.50% purchase obligations.........................     2,833       4,840
  5.0%-8.8% Facilities......................................     6,411       7,524
  5.0% Notes Payable -- AlliedSignal........................     3,000       5,000
  Credit Agreement (ESOP)...................................         0       1,674
  Other.....................................................     1,306       1,080
                                                              --------    --------
                                                               156,153     183,482
Less current portion........................................    22,404      24,373
                                                              --------    --------
          Total noncurrent portion of long-term debt........  $133,749    $159,109
                                                              ========    ========

     Under the terms of the $73,000,000 senior note agreement, the Company is required to repay the loan in seven equal annual installments beginning in 2000.

     Under the terms of the $37,143,000 senior note agreement, the Company is required to repay the remaining loan in four equal annual installments from 1999 through 2002.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under the terms of the $21,500,000 senior note agreement, the Company is required to repay the loan in five varying annual installments beginning in 1999. Subject to certain restrictions, the Company may make prepayments without premium.

     Under the terms of the $17,000,000 CDN credit agreement, the Company is required to repay the loan as follows: $7,000,000 CDN in 1999, $2,000,000 CDN in 2000, and 2001, and a final payment of $6,000,000 CDN in 2002. Subject to certain restrictions, the Company can make prepayments without premium. The credit agreement has various interest rate options which averaged 4.9% for 1998.

     The purchase obligations, due under agreements with municipalities, mature in annual installments through 2003, and are secured by properties having a net book value of approximately $13,390,000 at December 31, 1998.

     The Company holds a 73.4% equity interest in Standard Motor Products Holdings Limited, formerly Intermotor Holdings Limited, which has various existing credit facilities that mature by 2003.

     Under the terms of the unsecured note agreement with AlliedSignal, the Company is required to repay $2,000,000 in September 1999 with a final payment of $1,000,000 due in 2000.

     The proceeds of the Credit Agreement were loaned to the Company's Employee Stock Ownership Plan (ESOP) to purchase 1,000,000 shares of the Company's common stock to be distributed in accordance with the terms of the ESOP established in 1989 (see Note 12). In January 1998, the Company made the final required payment and as such the credit agreement has been paid in full.

     Maturities of long-term debt during the five years ending December 31, 1999 through 2003, are $22,404,000, $28,421,000, $27,282,000, $29,815,000 and
$16,416,000 respectively.

     The senior note payable agreements contain restrictive covenants which require the maintenance of defined levels of working capital, tangible net worth and earnings and limit, among other items, investments, indebtedness and distributions for the payment of dividends and the acquisition of capital stock. At December 31, 1997, the Company did not comply with certain covenant requirements for which the Company received waivers and amendments on March 27, 1998. These amendments contained provisions for the payment of up front fees of 1.5% and an increase in the interest rate on each senior note by 1.25%. The increased interest rate was reduced by 0.50% based upon the refinancing of our revolving credit facility on November 30, 1998 (see Note 8).

10.  STOCKHOLDERS' EQUITY

     The Company has authority to issue 500,000 shares of preferred stock, $20 par value, and the Board of Directors is vested with the authority to establish and designate series of preferred, to fix the number of shares therein and the variations in relative rights as between series. On December 18, 1995, the Board of Directors established a new series of preferred shares designated as Series A Participating Preferred Stock. The number of shares constituting the Series A Preferred Stock is 30,000. The Series A Preferred Stock is designed to participate in dividends, ranks senior to the Company's common stock as to dividends and liquidation rights and has voting rights. Each share of the Series A Preferred Stock shall entitle the holder to one thousand votes on all matters submitted to a vote of the stockholders of the Company. No such shares were outstanding at December 31, 1998.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On January 17, 1996, the Board of Directors adopted a Shareholder Rights Plan (Plan). Under the Plan, the Board declared a dividend of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company. The dividend was payable on March 1, 1996, to the shareholders of record as of February 15, 1996. The Rights are attached to and automatically trade with the outstanding shares of the Company's common stock.

     The Rights will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 20% or more of the Company's outstanding common shares, or commences a tender or exchange offer which, if consummated, would result in that person or group of affiliated persons owning at least 20% of the Company's outstanding common shares. Once the rights become exercisable they entitle all other shareholders to purchase, by payment of an $80.00 exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, subject to adjustment, with a value of twice the exercise price. In addition, at any time after a 20% position is acquired and prior to the acquisition of a 50% position, the Board of Directors may require, in whole or in part, each outstanding Right (other than Rights held by the acquiring person or group of affiliated persons) to be exchanged for one share of common stock or one one-thousandth of a share of Series A Preferred Stock. The Rights may be redeemed at a price of $0.001 per Right at any time prior to their expiration on February 28, 2006.

     On December 22, 1998, the Company announced that the Board of Directors has authorized the repurchase by the Company of up to an additional 300,000 shares of its common stock at a cost of up to $7,000,000, to be used to meet present and future requirements of its stock option program. As of December 31, 1998, 78,400 shares were repurchased at a cost of $1,881,000.

11.  STOCK OPTIONS

     The Company has principally two fixed stock-based compensation plans. Under the 1994 Omnibus Stock Option Plan, the Company is authorized to issue 400,000 stock options. The options become exercisable over a four year period and expire at the end of five years following the date they become exercisable. The 1994 Omnibus Stock Option Plan was amended during 1997 to increase the number of shares authorized for issuance to 1,000,000 shares. Under the 1996 Independent Director's Stock Option Plan, the Company is authorized to issue 50,000 stock options. The options become exercisable one year after the date of grant and expire at the end of ten years following the date of grant. At December 31, 1998, in aggregate 969,000 shares of authorized but unissued common stock were reserved for issuance under our stock option plans.

     As permitted under SFAS 123, the Company continues to apply the provisions of APB Opinion No. 25 for stock-based awards granted to employees. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value method of SFAS No. 123, the Company's net earnings (loss) per share would have changed to the pro forma amounts as follows:

                                                  1998             1997              1996
                                                  ----             ----              ----
                                               (Dollars in thousands except per share data)
Net Earnings      As reported...............    $22,257          $(34,524)         $14,658
(loss)            Pro forma.................    $21,610          $(34,849)         $14,544

Basic Earnings    As reported...............    $  1.70          $  (2.63)         $  1.12
(loss) per share  Pro forma.................    $  1.65          $  (2.66)         $  1.11

     For pro forma calculations, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assumptions used for grants in 1998, 1997 and 1996 respectively: expected volatility of 33.5%, 33.5% and 25.5%, expected life of 4.3 years, 4.4 years and
4.4 years, dividend yield of 1.5%, 1.5% and 2.0%, and risk free interest rate of 5.2%, 5.6% and 6.0% for issued options.

     A summary of the status of the Company's option plans follows:

                                           1998                1997                1996
                                     -----------------   -----------------   -----------------
                                              WEIGHTED            WEIGHTED            WEIGHTED
                                              AVERAGE             AVERAGE             AVERAGE
                                              EXERCISE            EXERCISE            EXERCISE
                                     SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                     ------   --------   ------   --------   ------   --------
                                                       (Shares in thousands)
Outstanding at beginning of year...   636      $18.45     424      $16.50     281      $16.54
Granted............................   263       21.54     231       21.87     157       16.27
Exercised..........................   (91)      17.08     (10)      16.39     (11)      14.40
Forfeited..........................   (15)      21.50      (9)      16.36      (3)      16.39
                                      ---                 ---                 ---
Outstanding at end of year.........   793      $19.58     636      $18.45     424      $16.50
                                      ===                 ===                 ===
Options exercisable at end of
  year.............................   335                 230                 142
                                      ===                 ===                 ===
Weighted-average fair value of
  options granted during the
  year.............................            $ 6.30              $ 6.11              $ 4.28

                              OPTIONS OUTSTANDING

                                NUMBER              WEIGHTED-AVERAGE
       RANGE OF               OUTSTANDING              REMAINING            WEIGHTED AVERAGE
    EXERCISE PRICES           AT 12/31/98       CONTRACTUAL LIFE (YEARS)     EXERCISE PRICE
    ---------------           -----------       ------------------------    ----------------
    $13.63 - $14.50               6,000                   8.3                    $13.77
    $16.00 - $16.94             314,000                   3.9                    $16.34
    $20.50 - $23.72             473,000                   6.2                    $21.80

                              OPTIONS EXERCISABLE

       RANGE OF                       NUMBER EXERCISABLE                   WEIGHTED-AVERAGE
    EXERCISE PRICES                       AT 12/31/98                       EXERCISE PRICE
    ---------------                   ------------------                   ----------------
    $13.63 - $23.59                         334,500                             $17.34

12.  EMPLOYEE BENEFIT PLANS

     The Company has a defined benefit pension plan covering certain former employees of the Company's discontinued Brake business. (see Note 3).

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table represents a reconciliation of the beginning and ending benefit obligation, the fair value of plan assets and the funded status of the plan.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                               ----       ----
                                                                (In thousands)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................  $10,109    $10,036
Service cost................................................       97        188
Interest cost...............................................      665        672
Actuarial gain..............................................     (121)       (33)
Benefits paid...............................................     (835)      (754)
                                                              -------    -------
Benefit obligation at end of year...........................    9,915     10,109
                                                              -------    -------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............   11,120     10,418
Actual return on plan assets................................    1,399      1,456
Employer contributions......................................       --         --
Benefits paid...............................................     (835)      (754)
                                                              -------    -------
Fair value of plan assets at end of year....................   11,684     11,120
                                                              -------    -------
Funded status...............................................    1,769      1,011
Unrecognized prior service cost.............................       --        263
Unrecognized net actuarial gain.............................   (2,083)    (1,452)
Unrecognized transition cost................................       --         72
                                                              -------    -------
(Accrued)/prepaid benefit cost..............................  $  (314)   $  (106)
                                                              =======    =======

                                                                  DECEMBER 31,
                                                              --------------------
                                                              1998    1997    1996
                                                              ----    ----    ----
WEIGHTED-AVERAGE ASSUMPTIONS:
Discount rates..............................................  6.75%   7.00%   7.00%
Expected long-term rate of return on assets.................  8.00%   8.00%   8.00%

                                                                DECEMBER 31,
                                                          -------------------------
                                                          1998      1997      1996
                                                          ----      ----      ----
                                                               (In thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost..........................................  $  97    $  188    $  219
  Interest cost.........................................    665       672       653
  Return on assets......................................   (816)   (1,456)   (1,135)
  Amortization of prior service cost....................     19        70        70
  Recognized actuarial (gain)/loss......................    (72)      655       373
                                                          -----    ------    ------
  Net periodic (benefit) cost...........................  $(107)   $  129    $  180
                                                          =====    ======    ======

     In addition, the Company participates in several multiemployer plans which provide defined benefits to substantially all unionized workers. The Multiemployer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multiemployer plans. The Company has not received information from the plans' administrators to determine its share, if any, of unfunded vested benefits.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company and certain of its subsidiaries also maintain various defined contribution plans, which include profit sharing, providing retirement benefits for other eligible employees.

     The provisions for retirement expense in connection with the plans are as follows:

                                             MULTI-EMPLOYER    DEFINED CONTRIBUTION
           YEAR-END DECEMBER 31,                 PLANS           AND OTHER PLANS
           ---------------------             --------------    --------------------
1998.......................................     $302,000            $4,350,000
1997.......................................     $365,000            $2,840,000
1996.......................................     $383,000            $2,175,000

     In January 1989, the Company established an Employee Stock Ownership Plan and Trust for employees who are not covered by a collective bargaining agreement. The ESOP authorized the Trust to purchase up to 1,000,000 shares of the Company's common stock in the open market. In 1989, the Company entered into an agreement with a bank authorizing the Company to borrow up to $18,000,000 in connection with the ESOP. Under this agreement, the Company borrowed $16,729,000, payable in annual installments through 1998 (see Note 9), which was loaned on the same terms to the ESOP for the purchase of common stock. During 1989, the ESOP made open market purchases of 1,000,000 shares at an average cost of $16.78 per share. In January 1998, the Company made the final required payment and as such, the credit agreement has been paid in full.

     During 1998, 1997 and 1996, 106,900, 98,000 and 96,800 shares were allocated to the employees, leaving no unallocated shares in the ESOP trust at December 31, 1998.

     Contributions to the ESOP are based on a predetermined formula which is primarily tied into dividends earned by the ESOP and loan repayments. The provision for expense in connection with the ESOP was approximately $1,664,000 in 1998, $1,406,000 in 1997 and $1,391,000 in 1996. The expense was calculated by subtracting dividend and interest income earned by the ESOP, which amounted to approximately $1,000, $274,000 and $289,000 for the years ended December 31, 1998, 1997 and 1996, respectively, from the principal repayment on the outstanding bank loan. Interest costs amounted to approximately $56,000, $208,000 and $360,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     At December 31, 1997, indebtedness of the ESOP to the Company in the amounts of $1,665,000 is shown as deductions from stockholders' equity in the consolidated balance sheets. Dividends paid on ESOP shares are recorded as reductions in retained earnings in the consolidated balance sheets.

     In August 1994, the Company established an unfunded Supplemental Executive Retirement Plan for key employees of the Company. Under the plan, employees may elect to defer a portion of their compensation and, in addition, the Company may at its discretion make contributions to the plan on behalf of the employees. Such contributions were not significant in 1998, 1997 and 1996.

13.  POSTRETIREMENT BENEFITS

     The Company provides certain medical and dental care benefits to eligible retired employees. The Company's current policy is to fund the cost of the health care plans on a pay-as-you-go basis.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of the plan.

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (In thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................  $ 15,783    $ 20,888
Service cost................................................       975         671
Interest cost...............................................     1,082       1,139
Amendments..................................................     1,410          --
Curtailments................................................        --      (2,120)
Actuarial (gain)/loss.......................................      (844)     (4,319)
Benefits paid...............................................      (778)       (476)
                                                              --------    --------
Benefit obligation at end of year...........................  $ 17,628    $ 15,783
                                                              ========    ========
Funded status...............................................  $(17,628)   $(15,783)
Unrecognized prior service cost.............................     1,286          --
Unrecognized net actuarial (gain)/loss......................      (766)         --
                                                              --------    --------
(Accrued)/prepaid benefit cost..............................  $(17,108)   $(15,783)
                                                              ========    ========

                                                              1998         1997
                                                              ----         ----
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rates..............................................  6.75%        7.0%

     For measurement purposes, an 8% and 9% annual rate of increase in the per capita cost of covered medical benefits was assumed for 1998 and 1997 respectively. The rate was assumed to decrease gradually to 5% in 2002 and remain at that level thereafter. A 6.5% annual rate of increase in the per capita cost of covered dental benefits was assumed for 1998. The rate was assumed to decrease gradually to 5% in 2001 and remain at that level thereafter.

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1998      1997       1996
                                                               ----      ----       ----
                                                                    (In thousands)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................  $  975    $   671    $  837
Interest cost...............................................   1,082      1,139     1,419
Amortization of prior service cost..........................     124          0         0
Recognized actuarial gain/(loss)............................     (78)      (235)      408
                                                              ------    -------    ------
Net periodic benefit cost...................................   2,103      1,575     2,664
Curtailment (gain)..........................................       0     (1,492)        0
                                                              ------    -------    ------
Total benefit cost..........................................  $2,103    $    83    $2,664
                                                              ======    =======    ======

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 1998:

                                                         1-PERCENTAGE-     1-PERCENTAGE-
                                                         POINT INCREASE    POINT DECREASE
                                                         --------------    --------------
                                                                  (In thousands)
Effect on total of service and interest cost
  components...........................................      $  327           $  (274)
Effect on postretirement benefit obligation............      $2,209           $(1,882)

14.  OTHER INCOME (EXPENSE), NET

                                                       1998       1997       1996
                                                       ----       ----       ----
                                                             (In thousands)
Other income (expense), net consists of:
Interest and dividend income........................  $ 1,856    $   898    $ 1,668
(Loss) on sale of accounts receivable (Note 4)......   (1,410)    (1,358)    (1,266)
Income (loss) from joint ventures...................   (2,078)     1,335      1,336
Other -- net........................................      210        123        (28)
                                                      -------    -------    -------
Total other income (expense), net...................  $(1,422)   $   998    $ 1,710
                                                      =======    =======    =======

15.  TAXES BASED ON EARNINGS

     Reconciliations between the U.S. federal income tax rate and the Company's effective income tax rate as a percentage of earnings from continuing operations before income taxes are as follows:

                                                              1998     1997     1996
                                                              ----     ----     ----
U.S. federal income tax rate................................   35.0%   (35.0)%  35.0%
Increase (decrease) in tax rate resulting from:
State and local income taxes, net of federal income
  tax benefit...............................................    0.7      4.6     1.1
Non-deductible items, net...................................    0.6      2.3     0.1
Benefits of income subject to taxes at lower than the U.S.
  federal rate..............................................  (18.3)   (87.8)   (7.4)
(Decrease) increase in valuation allowance..................   (4.2)    50.7      --
Other.......................................................     --       --    (0.6)
                                                              -----    -----    ----
Effective tax rate..........................................   13.8%   (65.2)%  28.2%
                                                              =====    =====    ====

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (In thousands)
Deferred tax assets:
  Accrued costs related to disposal of discontinued
     operations.............................................  $    983    $  7,584
  Inventories...............................................     8,495      11,647
  Allowance for customer returns............................     6,023       6,733
  Postretirement benefits...................................     6,725       6,825
  Allowance for doubtful accounts...........................     1,545       7,070
  Accrued salaries and benefits.............................     3,347       4,125
  Other.....................................................    12,361       8,540
  Valuation allowance.......................................   (14,171)    (15,271)
                                                              --------    --------
  Total.....................................................  $ 25,308    $ 37,253
                                                              --------    --------
Deferred tax liabilities:
  Depreciation..............................................  $  4,032    $ 10,796
  Promotional costs.........................................     1,054       1,610
  Other.....................................................     4,330       5,966
                                                              --------    --------
          Total.............................................     9,416      18,372
                                                              --------    --------
  Net deferred tax assets...................................  $ 15,892    $ 18,881
                                                              ========    ========

     The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. However, if the Company is unable to generate sufficient taxable income in the future through its operations, increases in the valuation allowance may be required.

     The Company has not provided for federal income taxes on the undistributed income of its foreign subsidiaries because of the availability of foreign tax credits and/or the Company's intention to permanently reinvest such undistributed income. Cumulative undistributed earnings of foreign subsidiaries on which no United States income tax has been provided were $12,159,000 at the end of 1998, $17,562,000 at the end of 1997 and $11,858,000 at the end of 1996.

     Earnings from continuing operations, before income taxes, for foreign operations (including Puerto Rico) amounted to approximately $19,000,000, $16,000,000 and $14,000,000 in 1998, 1997 and 1996 respectively. Earnings of the
Puerto Rico subsidiary are not subject to United States income taxes, and are partially exempt from Puerto Rican income taxes under a tax exemption grant expiring on December 31, 2002. The tax benefits of the exemption, reduced by a minimum tollgate tax instituted in 1993, amounted to $.20 per share in 1998 (1997 -- $.26; 1996 -- $.27).

     Foreign income taxes amounted to approximately $2,525,000, $2,136,000 and $1,639,000 for 1998, 1997 and 1996, respectively.

16.  INDUSTRY SEGMENT AND GEOGRAPHIC DATA

     Under the provisions of SFAS No. 131, the Company has two reportable operating segments which are the major product areas of the automotive aftermarket in which the Company competes.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Engine Management Division consists primarily of ignition and electrical parts, emission and engine controls, on-board computers, sensors, ignition wires, battery cables, carburetor and fuel system parts. The Temperature Control Division consists primarily of air conditioning compressors, clutches, accumulators, filter/driers, blower motors, heater valves, heater cores, evaporators, condensers, hoses and fittings. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). The following tables contain financial information for each reportable segment:

                                            FOR THE YEAR ENDING DECEMBER 31, 1998
                                    -----------------------------------------------------
                                      ENGINE     TEMPERATURE      OTHER
                                    MANAGEMENT     CONTROL     ADJUSTMENTS   CONSOLIDATED
                                    ----------   -----------   -----------   ------------
                                                       (In thousands)
Net Sales.........................   $348,664     $297,144       $ 3,612       $649,420
Depreciation and amortization.....     10,068        4,473         2,733         17,274
Operating income..................     32,243       19,672        (7,984)        43,931
Investment in equity affiliates...        105          516         4,077          4,698
Capital expenditures..............     10,597        4,598           130         15,325
Total Assets......................   $311,716     $183,197       $26,643       $521,556
                                     ========     ========       =======       ========

                                            FOR THE YEAR ENDING DECEMBER 31, 1997
                                    -----------------------------------------------------
                                      ENGINE     TEMPERATURE      OTHER
                                    MANAGEMENT     CONTROL     ADJUSTMENTS   CONSOLIDATED
                                    ----------   -----------   -----------   ------------
                                                       (In thousands)
Net Sales.........................   $365,824     $187,918      $  6,081       $559,823
Depreciation and amortization.....      9,948        3,284         5,748         18,980
Operating income..................     28,179        7,302       (26,026)         9,455
Investment in equity affiliates...      1,105          396         5,933          7,434
Capital expenditures..............      9,679        3,138         2,780         15,597
Total Assets......................   $317,162     $107,406      $152,569       $577,137
                                     ========     ========      ========       ========

                                            FOR THE YEAR ENDING DECEMBER 31, 1996
                                    -----------------------------------------------------
                                      ENGINE     TEMPERATURE      OTHER
                                    MANAGEMENT     CONTROL     ADJUSTMENTS   CONSOLIDATED
                                    ----------   -----------   -----------   ------------
                                                       (In thousands)
Net Sales.........................   $353,409     $156,423      $  3,575       $513,407
Depreciation and amortization.....      7,960        2,160         6,206         16,326
Operating income..................     43,149       13,712       (12,127)        44,734
Investment in equity affiliates...      1,144           --         5,009          6,153
Capital expenditures..............     12,024        6,461         2,904         21,389
Total Assets......................   $317,761     $120,912      $186,133       $624,806
                                     --------     --------      --------       --------

     Other Adjustments consists of items pertaining to the corporate headquarters function, a Canadian business unit that does not meet the criteria of a reportable operating segment under SFAS No. 131 and businesses that have been sold.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table reconciles the measure of profit used in the previous disclosure to the Company's consolidated Earnings (loss) from continuing operations before taxes:

                                                       1998       1997       1996
                                                       ----       ----       ----
                                                             (In thousands)
Operating income....................................  $43,931    $ 9,455    $44,734
Other income (expense)..............................   (1,422)       998      1,710
Interest expense....................................   16,419     14,158     13,091
                                                      -------    -------    -------
Earnings (loss) from continuing operations before
  taxes and minority interest.......................  $26,090    $(3,705)   $33,353
                                                      =======    =======    =======

GEOGRAPHIC INFORMATION FOR THE YEAR ENDED DECEMBER 31,

                                                              REVENUES
                                                  --------------------------------
                                                    1998        1997        1996
                                                    ----        ----        ----
                                                           (In thousands)
United States...................................  $586,044    $493,823    $474,711
Canada..........................................    25,513      25,748      24,470
Other Foreign...................................    37,863      40,252      14,226
                                                  --------    --------    --------
Total...........................................  $649,420    $559,823    $513,407
                                                  ========    ========    ========

                                                         LONG LIVED ASSETS
                                                  --------------------------------
                                                    1998        1997        1996
                                                    ----        ----        ----
                                                           (In thousands)
United States...................................  $125,627    $126,854    $121,126
Canada..........................................     3,719       8,615      17,377
Other Foreign...................................    19,290      21,229      22,833
                                                  --------    --------    --------
Total...........................................  $148,636    $156,698    $161,336
                                                  ========    ========    ========

     Revenues are attributed to countries based on the location of customer.

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND CASH EQUIVALENTS. The carrying amount approximates fair value because of the short maturity of those instruments.

     MARKETABLE SECURITIES. The fair values of investments are estimated based on quoted market prices for these or similar instruments.

     LONG-TERM DEBT. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated fair values of the Company's financial instruments are as follows:

DECEMBER 31, 1998                                        CARRYING AMOUNT    FAIR VALUE
-----------------                                        ---------------    ----------
                                                                (In thousands)
Cash and cash equivalents..............................     $  23,457       $  23,457
Marketable securities..................................         7,200           7,200
Long-term debt.........................................      (156,153)       (143,938)

DECEMBER 31, 1997                                        CARRYING AMOUNT    FAIR VALUE
-----------------                                        ---------------    ----------
                                                                (In thousands)
Cash and cash equivalents..............................     $  16,809       $  16,809
Marketable securities..................................         7,200           7,200
Long-term debt.........................................      (183,482)       (175,053)

18.  COMMITMENTS AND CONTINGENCIES

     Total rent expense for the three years ended December 31, 1998 was as follows:

                                                       TOTAL     REAL ESTATE    OTHER
                                                       -----     -----------    -----
                                                               (In thousands)
1998.................................................  $5,747      $3,619       $2,128
1997.................................................  $7,437      $4,593       $2,844
1996.................................................  $6,568      $3,244       $3,324

     At December 31, 1998, the Company is obligated to make minimum rental payments (exclusive of real estate taxes and certain other charges) through 2011, under operating leases for real estate, as follows:

                                                              (In thousands)
1999........................................................      $ 4,525
2000........................................................        3,288
2001........................................................        3,233
2002........................................................        2,407
2003........................................................        1,844
Thereafter..................................................        3,644
                                                                  -------
                                                                  $18,941
                                                                  =======

     At December 31, 1998, the Company had outstanding letters of credit aggregating approximately $2,300,000. The contract amount of the letters of credit is a reasonable estimate of their value as the value for each is fixed over the life of the commitment.

     The Company is involved in various litigation matters arising in the ordinary course of business. Although the final outcome of these matters cannot be determined, it is management's opinion that the final resolution of these matters will not have a material effect on the Company's financial position and results of operations.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              DEC. 31,    SEPT. 30,    JUNE 30,    MAR. 31,
               QUARTER ENDED                    1998        1998         1998        1998
               -------------                  --------    ---------    --------    --------
                                                (In thousands, except per share amounts)
Net Sales...................................  $113,316    $201,293     $208,766    $126,045
Gross Profit................................    36,352      62,408       63,072      43,790
Earnings from continuing operations.........     1,391       9,574        8,639       2,653
Earnings (loss) from discontinued
  operations................................        --          --           --          --
Net Earnings................................     1,391       9,574        8,639       2,653
Net Earnings from continuing operations per
  common share:
Basic.......................................  $    .11    $    .73     $    .66    $    .20
Diluted.....................................       .11         .72          .65         .20
Net Earnings per common share:
Basic.......................................  $    .11    $    .73     $    .66    $    .20
Diluted.....................................       .11         .72          .65         .20

                                              DEC. 31,    SEPT. 30,    JUNE 30,    MAR. 31,
               QUARTER ENDED                    1997        1997         1997        1997
               -------------                  --------    ---------    --------    --------
                                                (In thousands, except per share amounts)
Net Sales...................................  $103,662    $155,246     $163,181    $137,734
Gross Profit................................    32,512      49,938       53,458      43,580
Earnings (loss) from continuing
  operations................................   (13,967)      6,917        5,571        (141)
Earnings (loss) from discontinued
  operations................................   (34,057)      1,000          947        (794)
Net Earnings (loss).........................  $(48,024)   $  7,917     $  6,518    $   (935)
                                              ========    ========     ========    ========
Net Earnings (loss) from continuing
  operations per common share:
Basic.......................................  $  (1.07)   $    .53     $    .42    $   (.01)
Diluted.....................................     (1.07)        .53          .42        (.01)
Net Earnings (loss) per common share:
Basic.......................................  $  (3.67)   $    .60     $    .50    $   (.07)
Diluted.....................................     (3.67)        .60          .50        (.07)

     The fourth quarter of 1997 reflects several unfavorable year-end adjustments including a $10,500,000 increase in bad debt expense for continuing operations and a $2,500,000 increase in bad debt expense for discontinued operations related to the bankruptcy filing of a significant customer, APS, Inc., a $3,000,000 provision for severance payments related to personnel reductions, and the estimated loss on disposal of $27,000,000 associated with the Brake and Service Line businesses (see Note 3).

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20.  SUBSEQUENT EVENTS (UNAUDITED)

     In January 1999, the Company acquired through its European subsidiary Standard Motor Products Holding Ltd., 85% of the stock of Webcon UK Ltd., and acquired through its United Kingdom-based joint venture Blue Streak Europe Ltd., Webcon's affiliate Injection Correction UK Ltd. The total acquisition price amounted to approximately $3,500,000 and was funded from the Company's operating cash flow.

     In February 1999, the Company acquired 100% of the stock of Eaglemotive Corporation for approximately $13,400,000. Located in Fort Worth, Texas, Eaglemotive assembles and distributes fan clutches and other cooling products to the automotive aftermarket. The acquisition was funded from operating cash and short term borrowings.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                  (Unaudited)

                                                                        FOR THREE MONTHS
                                                                        ENDED MARCH 31,
                                                              ------------------------------------
                                                                    1999                1998
                                                                    ----                ----
                                                              (Dollars in thousands, except share
                                                                      and per share data)
Net sales...................................................    $   176,789         $   126,045
Cost of sales...............................................        123,569              82,255
                                                                -----------         -----------
  Gross profit..............................................         53,220              43,790
Selling, general and administrative expenses................         44,432              37,505
                                                                -----------         -----------
  Operating income..........................................          8,788               6,285
Other income (expense) -- net...............................           (313)                232
                                                                -----------         -----------
  Earnings before interest, taxes and minority interest.....          8,475               6,517
Interest expense............................................          3,441               3,375
                                                                -----------         -----------
Earnings before taxes and minority interest.................          5,034               3,142
Minority interest...........................................           (138)               (118)
Income taxes (Note 4).......................................          1,248                 371
                                                                -----------         -----------
Net earnings................................................          3,648               2,653
                                                                -----------         -----------
Retained earnings at beginning of period....................        181,679             161,514
                                                                -----------         -----------
                                                                    185,327             164,167
Less: cash dividends for period.............................          1,051                  --
                                                                -----------         -----------
Retained earnings at end of period..........................    $   184,276         $   164,167
                                                                ===========         ===========
PER SHARE DATA:
------------------------------------------------------------
Net earnings per common share:
  Basic.....................................................    $      0.28         $      0.20
  Diluted...................................................           0.28                0.20
Dividends per common share..................................    $      0.08                  --
Average number of common shares.............................     13,087,650          13,076,695
Average number of common and dilutive common shares.........     13,183,235          13,139,017

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                           ASSETS                             (Unaudited)
                           ------                               (Dollars in thousands)
Current Assets:
  Cash and cash equivalents.................................    $  1,266       $ 23,457
  Accounts and notes receivable -- net of allowance for
     doubtful accounts and discounts of $6,586
     (1998 -- $4,525) (Note 10).............................     205,604        122,008
  Inventories (Note 2)......................................     193,247        174,092
  Deferred income taxes.....................................      11,723         11,723
  Prepaid expenses and other current assets.................      13,110         11,231
                                                                --------       --------
          Total current assets..............................     424,950        342,511
                                                                --------       --------
Property, plant and equipment, net of accumulated
  depreciation (Note 3).....................................     111,596        109,404
                                                                --------       --------
Goodwill, net...............................................      42,507         39,232
                                                                --------       --------
Other assets (Note 8).......................................      31,124         30,409
                                                                --------       --------
          Total assets......................................    $610,177       $521,556
                                                                ========       ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................    $ 60,350       $  3,555
  Current portion of long-term debt (Note 6)................      32,705         22,404
  Accounts payable..........................................      65,803         48,414
  Sundry payables and accrued expenses......................      65,127         60,905
  Accrued customer returns..................................      23,673         16,296
  Payroll and commissions...................................      11,126         12,613
                                                                --------       --------
          Total current liabilities.........................     258,784        164,187
                                                                --------       --------
Long-term debt (Note 6).....................................     123,091        133,749
                                                                --------       --------
Postretirement benefits other than pensions and other
  accrued liabilities.......................................      18,806         18,595
                                                                --------       --------
          Total liabilities.................................    $400,681       $316,531
                                                                --------       --------
Commitments and contingencies (Note 6)
Stockholders' equity (Notes 5 and 6):
  Common stock -- par value $2.00 per share
     Authorized -- 30,000,000 shares
     Issued -- 13,324,476 shares in 1999 and 1998 (including
      196,458 and 268,126 shares held as treasury shares in
      1999 and 1998, respectively)..........................      26,649         26,649
     Capital in excess of par value.........................       2,712          2,951
     Retained earnings......................................     184,276        181,679
     Accumulated other comprehensive income (loss)..........          25           (516)
                                                                --------       --------
                                                                 213,662        210,763
Less: treasury stock-at cost................................       4,166          5,738
                                                                --------       --------
          Total stockholders' equity........................     209,496        205,025
                                                                --------       --------
          Total liabilities and stockholders' equity........    $610,177       $521,556
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                   FOR THE THREE
                                                                      MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                1999          1998
                                                                ----          ----
                                                              (Dollars in thousands)
Cash flows from operating activities:
  Net earnings..............................................  $  3,648      $  2,653
  Adjustments to reconcile net earnings to net cash used in
    operating activities:
    Depreciation and amortization...........................     4,473         4,984
  Change in assets and liabilities, net of effects from
    acquisitions:
    (Increase) decrease in accounts receivable, net.........   (76,540)      (13,710)
    (Increase) decrease in inventories......................   (11,704)         (317)
    (Increase) decrease in other assets.....................      (662)         (705)
    Increase (decrease) in accounts payable.................    14,203         5,375
    Increase (decrease) in other current assets and
     liabilities............................................    (1,857)       (1,459)
    Increase (decrease) in sundry payables and accrued
     expenses...............................................    10,268        (2,920)
                                                              --------      --------
  Net cash provided by (used in) operating activities.......   (58,171)       (6,099)
Cash flows from investing activities:
  Capital expenditures, net of effects from acquisitions....     3,764        (1,709)
                                                              --------      --------
  Payments for acquisitions, net of cash acquired...........   (15,499)           --
                                                              --------      --------
  Net cash provided by (used in) investing activities.......   (19,263)       (1,709)
Cash flows from financing activities:
  Net borrowings under line-of-credit agreements............    56,891           116
  Principal payments of long-term debt......................      (416)       (3,322)
  Reduction of loan to ESOP.................................        --         1,665
  Proceeds from exercise of employee stock options..........     1,089            --
  Purchase of treasury stock................................    (1,495)           --
  Dividends paid............................................    (1,051)           --
                                                              --------      --------
  Net cash provided by (used in) financing activities.......    55,018        (1,541)
Effect of exchange rate changes on cash.....................       225            88
                                                              --------      --------
Net increase (decrease) in cash.............................   (22,191)       (9,261)
Cash and cash equivalents at beginning of the period........    23,457        16,809
                                                              --------      --------
Cash and cash equivalents at end of the period..............  $  1,266      $  7,548
                                                              ========      ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest................................................  $  3,733      $  2,925
    Income taxes............................................  $   (340)     $  1,131

          See accompanying notes to consolidated financial statements.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

     The accompanying unaudited financial information should be read in conjunction with the consolidated financial statements, including the notes thereto, for the year ended December 31, 1998.

     The consolidated financial statements include the accounts of the Company and all domestic and international companies in which the Company has more than a 50% equity ownership. The Company's investments in unconsolidated affiliates are accounted for on the equity method. All significant inter-company items have been eliminated.

     Management acknowledges its responsibility for the preparation of the accompanying interim consolidated financial statements which reflect all adjustments considered necessary, in the opinion of management, for a fair statement of the results of interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

NOTE 2

                                  INVENTORIES

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                               ---------     ------------
                                                              (Unaudited)
                                                                (Dollars in thousands)
Finished goods..............................................    $123,384       $120,108
Work in process.............................................       4,402          4,867
Raw materials...............................................      65,461         49,117
                                                                --------       --------
  Total inventories.........................................    $193,247       $174,092
                                                                ========       ========

NOTE 3

                         PROPERTY, PLANT AND EQUIPMENT

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                               ---------     ------------
                                                              (Unaudited)
                                                                (Dollars in thousands)
Land, buildings and improvements............................    $ 64,042       $ 64,080
Machinery and equipment.....................................      88,926         88,282
Tools, dies and auxiliary equipment.........................       8,484          8,412
Furniture and fixtures......................................      23,167         21,542
Leasehold improvements......................................       5,682          5,130
Construction in progress....................................      21,148         18,068
                                                                --------       --------
                                                                 211,449        205,514
Less accumulated depreciation...............................      99,853         96,110
                                                                --------       --------
  Total property, plant and equipment -- net................    $111,596       $109,404
                                                                ========       ========

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4

     The provision for taxes is less than the normal statutory rate primarily because earnings of a subsidiary operating in Puerto Rico, amounting to approximately $2,573,000 and $1,972,000 for the three months ended March 31, 1999 and 1998, respectively, are exempt from United States income taxes and are partially exempt from Puerto Rican income taxes.

NOTE 5

     The Company granted an option to purchase 1,000 shares of common stock in February 1999, at the stock's fair market value at the time of issuance.

     At March 31, 1999, 903,000 shares of authorized but unissued common stock were reserved for issuance under the Company's stock option plans, of which 725,000 shares were subject to outstanding options. 349,000 of these outstanding options were vested at March 31, 1999.

NOTE 6

                                 LONG-TERM DEBT

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                               ---------     ------------
                                                              (Unaudited)
                                                                (Dollars in thousands)
Long-term debt consists of:
7.56% senior note payable...................................    $ 73,000       $ 73,000
8.60% senior note payable...................................      37,143         37,143
10.22% senior note payable..................................      21,500         21,500
Credit Facility ($17 Million Canadian)......................      11,230         10,960
5.0% Notes Payable -- AlliedSignal..........................       3,000          3,000
5.00% -- 8.8% Facilities....................................       6,008          6,411
5.00% -- 10.5% Purchase Obligations.........................       2,666          2,833
Other.......................................................       1,249          1,306
                                                                --------       --------
                                                                 155,796        156,153
Less current portion........................................      32,705         22,404
                                                                --------       --------
Total noncurrent portion of long-term debt..................    $123,091       $133,749
                                                                ========       ========

     Under the terms of the $73,000,000 senior note agreement, the Company is required to repay the loan in seven equal annual installments beginning in 2000.

     Under the terms of the $37,143,000 senior note agreement, the Company is required to repay the loan in four equal annual installments from 1999 through 2002.

     Under the terms of the $21,500,000 senior note agreement, the Company is required to repay the loan in five varying annual installments beginning in 1999. Subject to certain restrictions, the Company may make prepayments without premium.

     Under the terms of the $17,000,000 CDN credit agreement, the Company is required to repay the loan as follows: $7,000,000 CDN in 1999, $2,000,000 CDN in 2000 and 2001 and a final payment of $6,000,000 CDN in 2002. Subject to certain restrictions, the Company can make prepayments without premium. The credit agreement has various interest rate options.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under the terms of the unsecured note agreement with AlliedSignal, the Company is required to repay $2,000,000 in September 1999 with a final payment of $1,000,000 due in 2000.

     The Company holds a 73.4% equity interest in Standard Motor Products Holdings Limited, formerly Intermotor Holdings Limited, which has various existing credit facilities which mature by 2003.

     The purchase obligations, due under agreements with municipalities, mature in annual installments through 2003, and are secured by certain property, plant, and equipment.

     The senior note agreements contain restrictive covenants which require the maintenance of defined levels of working capital, tangible net worth and earnings and limit, among other items, investments, indebtedness and distributions for the payment of dividends and the acquisition of capital stock.

NOTE 7

     In January 1999, the Company acquired through its European subsidiary Standard Motor Products Holdings Limited, 85% of the stock of Webcon UK Limited, and through its UK joint venture Blue Streak Europe Limited, Webcon's affiliate Injection Correction UK Limited. The total acquisition price amounted to approximately $3,500,000 and was funded from the Company's operating cash flow.

     In February 1999, the Company acquired 100% of the stock of Eaglemotive Corporation for approximately $13,400,000. Located in Fort Worth, Texas, Eaglemotive assembles and distributes fan clutches and other cooling products to the automotive aftermarket. The acquisition was funded from short term borrowings.

     These acquisitions have been accounted for as purchases, and resulted in goodwill of $4,041,000 which is being amortized over its estimated useful life of 15 years.

NOTE 8

     Other assets primarily consist of certain held-to-maturity securities, unamortized customer supply agreements, equity in joint ventures and pension assets.

NOTE 9

     Total comprehensive income was $4,189,000 and $2,419,000 for the three month periods ended March 31, 1999 and 1998, respectively.

NOTE 10

     The Company sells certain accounts receivable to its wholly-owned subsidiary, SMP Credit Corp., a qualifying special-purpose corporation. On March 19, 1997, SMP Credit Corp., entered into a two year agreement whereby it can sell up to a $25,000,000 undivided ownership interest in a designated pool of certain of these eligible receivables. The Company has received an extension of this agreement until June 30, 1999 while it completes negotiations on a three year renewal with similar terms and conditions.

                 STANDARD MOTOR PRODUCTS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11

     Following is a reconciliation of the shares used in calculating basic and dilutive net income per common share:

                                                              FOR THE THREE MONTHS
                                                                ENDED MARCH 31,
                                                            ------------------------
                                                               1999          1998
                                                               ----          ----
Weighted average common shares outstanding................  13,087,650    13,076,695
Effect of dilutive securities -- options..................      95,585        62,322
                                                            ----------    ----------
Weighted average common equivalent shares outstanding
  assuming dilution.......................................  13,183,235    13,139,017
                                                            ==========    ==========

NOTE 12

     The Company's two reportable operating segments, Engine Management and Temperature Control, are the areas within the automotive aftermarket in which the Company operates. The following tables contain financial information for each reportable segment.

                               INDUSTRY SEGMENTS

                                                      FOR THE THREE MONTHS ENDED MARCH 31,
                                                ------------------------------------------------
                                                         1999                      1998
                                                ----------------------    ----------------------
                                                             Operating                 Operating
                                                Net Sales     Income      Net Sales     Income
                                                ---------    ---------    ---------    ---------
                                                             (Dollars in thousands)

Engine Management.............................  $ 87,423      $ 7,572     $ 90,279      $10,798
Temperature Control...........................    91,304        7,385       37,008        2,435
Other Adjustments.............................    (1,938)      (6,169)      (1,242)      (6,948)
                                                --------      -------     --------      -------
  Consolidated................................  $176,789      $ 8,788     $126,045      $ 6,285
                                                ========      =======     ========      =======

     Other adjustments consist of items pertaining to the corporate headquarters function and a Canadian business unit that does not meet the criteria of a reportable segment.

     The following table reconciles the measure of profit used in the previous disclosure to the Company's consolidated Earnings Before Taxes:

                                                               1999      1998
                                                               ----      ----
Operating Income............................................  $8,788    $6,285
Other income (expense)......................................    (313)      232
Interest expense............................................   3,441     3,375
                                                              ------    ------
  Earnings before taxes and minority interest...............  $5,034    $3,142
                                                              ======    ======

                                  UNDERWRITING

     The Company and the Underwriters named below have entered into an Underwriting Agreement with respect to the Convertible Debentures being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the aggregate principal amount of Convertible Debentures indicated in the following table:

                                                                  Principal
                                                                   Amount
                        Underwriters                            of Debentures
                        ------------                            -------------
Goldman, Sachs & Co. .......................................      57,150,000
Morgan Stanley & Co. Incorporated...........................      32,850,000
                                                                 -----------
          Total.............................................     $90,000,000
                                                                 ===========

     If the Underwriters sell more Convertible Debentures than the total number set forth in the table above, the Underwriters have an option exercisable for 30 days after the date of this Prospectus to buy up to an additional $10,000,000 principal amount of Convertible Debentures from the Company to cover such sales. If any Convertible Debentures are purchased pursuant to this option, the Underwriters will severally purchase the Convertible Debentures in approximately the same proportion as set forth in the table above.

     The Convertible Debentures sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this Prospectus. Any Convertible Debentures sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 1.875% of the principal amount of the Convertible Debentures. Any such securities dealers may resell any Convertible Debentures purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .01% of the principal amount of the Convertible Debentures. If all of the Convertible Debentures are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

     The Company, its directors and its executive officers have agreed with the Underwriters not to dispose of or hedge any securities of the Company which are substantially similar to the shares of common stock or any securities which are convertible or exchangeable into securities which are substantially similar to the shares of common stock, except with the prior written consent of Goldman, Sachs & Co. This agreement covers the period from the date of this Prospectus through the date 90 days after the date of this Prospectus. This agreement does not apply to any of our existing employee benefit plans.

     The Convertible Debentures are a new issue of securities with no established trading market. The Underwriters have advised the Company that the Underwriters intend to make a market in the Convertible Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Convertible Debentures.

     In connection with the offering, the Underwriters may purchase and sell the Convertible Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Convertible Debentures than they are required to purchase in the offering by the Company. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Convertible Debentures while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the

Underwriters have repurchased Convertible Debentures sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Convertible Debentures and the Company's common stock. As a result, the price of the Convertible Debentures and the Company's common stock may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Standard Motor Products estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     Standard Motor Products has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell or to buy only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   10
Use of Proceeds.......................   19
Price Range of Common Stock and
  Dividend Policy.....................   20
Capitalization........................   21
Selected Consolidated Financial
  Data................................   22
Ratio of Earnings to Fixed Charges....   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Industry..............................   33
Business..............................   38
Management............................   52
Principal Shareholders................   55
Description of Convertible
  Debentures..........................   58
Description of Capital Stock..........   71
Certain Federal Tax Considerations....   74
Legal Matters.........................   77
Experts...............................   77
Documents Incorporated by Reference...   78
Index to Consolidated Financial
  Statements..........................  F-1
Underwriting..........................  U-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                  $90,000,000
                         STANDARD MOTOR PRODUCTS, INC.
                        6 3/4% Convertible Subordinated
                              Debentures due 2009
                               ------------------
                                      LOGO
                               ------------------
                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER
             ------------------------------------------------------
             ------------------------------------------------------